     FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 21, 1999
                                                REGISTRATION NO. [             ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           -------------------------

                             BEYOND.COM CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 7375                                94-3212136
     (STATE OR OTHER JURISDICTION           (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER IDENTIFICATION
  OF INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)                      NUMBER)

                            1195 WEST FREMONT AVENUE
                          SUNNYVALE, CALIFORNIA 94087
                                 (408) 616-4200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 MARK L. BREIER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             BEYOND.COM CORPORATION
                            1195 WEST FREMONT AVENUE
                          SUNNYVALE, CALIFORNIA 94087
                                 (408) 616-4200
COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:
                               RICHARD SCUDELLARI
                                  SHANE BYRNE
                        JACKSON TUFTS COLE & BLACK, LLP
                       60 SOUTH MARKET STREET, 10TH FLOOR
                           SAN JOSE, CALIFORNIA 95113
                                 (408) 998-1952

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X];
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ];
    If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ];
    If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ];
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------
                                                                       PROPOSED                PROPOSED
TITLE OF EACH CLASS OF SECURITIES TO          AMOUNT TO            MAXIMUM OFFERING       MAXIMUM AGGREGATE
BE REGISTERED                               BE REGISTERED           PRICE PER UNIT          OFFERING PRICE
--------------------------------------------------------------------------------------------------------------

7 1/4% Convertible Subordinated Notes
 Due December 1, 2003.................       $63,250,000               100%(1)               $63,250,000
--------------------------------------------------------------------------------------------------------------

Common Stock, issuable upon conversion
  of 7 1/4% Convertible Subordinated
  Notes Due December 1, 2003(2).......        3,448,745                  N/A                     N/A
--------------------------------------------------------------------------------------------------------------

Common Stock(3).......................          8,582                 $29.53(5)                $253,427
--------------------------------------------------------------------------------------------------------------

Total.................................
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------
TITLE OF EACH CLASS OF SECURITIES TO          AMOUNT OF
BE REGISTERED                              REGISTRATION FEE
--------------------------------------------------------------------------------------
7 1/4% Convertible Subordinated Notes
 Due December 1, 2003.................         $18,659
-------------------------------------------------------------------------------------------------------------
Common Stock, issuable upon conversion
  of 7 1/4% Convertible Subordinated
  Notes Due December 1, 2003(2).......          N/A(4)
--------------------------------------------------------------------------------------------------------------
Common Stock(3).......................           $75
--------------------------------------------------------------------------------------------------------------
Total.................................         $18,734
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Exclusive of accrued interest, if any. Estimated solely for purposes of calculating the registration fee.
(2) Up to 3,448,745 shares of common stock we may from time to time issue upon conversion of our 7 1/4% Convertible Subordinated Notes, at a conversion price of $18.34 per share.
(3) Shares of common stock previously issued to various purchasers under privately negotiated transactions.
(4) Pursuant to Rule 457(c), there is no filing fee with respect to the shares of our common stock issuable upon conversion of our 7 1/4% Convertible Subordinated Notes being registered hereunder because no additional consideration will be received in connection with the exercise of the conversion privilege.
(5) Pursuant to Rule 457(c), such price based on the average high and low prices of our common stock on January 19, 1999, as reported on the Nasdaq National Market.
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED JANUARY 21, 1999

                                      LOGO

             7 1/4% CONVERTIBLE SUBORDINATED NOTES AND COMMON STOCK
                               ------------------

     This prospectus relates to the resale of the following securities of Beyond.com Corporation, a Delaware corporation, by the present holders of such securities:

     - $63,250,000 aggregate principal amount of 7 1/4% Convertible Subordinated Notes Due December 1, 2003;

     - 3,448,745 shares of our common stock into which our 7 1/4% Convertible Subordinated Notes may convert;

     - 8,582 shares of our common stock.

     Our 7 1/4% Convertible Subordinated Notes and the shares of our common stock will be offered and sold by their present holders. We will not receive any proceeds from any resale by the present holders.

     Shares of our common stock are listed for trading on The Nasdaq Stock Market's National Market under the symbol "BYND". On January 20, 1999, the last reported sales price for our common stock on The Nasdaq National Market was $28. Our 7 1/4% Convertible Subordinated Notes are eligible for trading on The PORTAL(SM) ("PORTAL") Market of The Nasdaq Stock Market.

    INVESTING IN OUR COMMON STOCK OR OUR 7 1/4% CONVERTIBLE SUBORDINATED NOTES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" ON PAGE 8.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION
HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS
TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       Prospectus dated January   , 1999

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
PROSPECTUS SUMMARY..................     3
RISK FACTORS........................     8
USE OF PROCEEDS.....................    25
DIVIDEND POLICY.....................    25
PRICE RANGE OF COMMON STOCK.........    25
CORPORATE INFORMATION...............    25
CAPITALIZATION......................    26
SELECTED CONSOLIDATED FINANCIAL
  DATA..............................    27
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.....................    29
BUSINESS............................    40

                                      PAGE
                                      ----
MANAGEMENT..........................    60
CERTAIN TRANSACTIONS................    69
PRINCIPAL AND SELLING
  STOCKHOLDERS......................    75
DESCRIPTION OF CAPITAL
  STOCK.............................    81
DESCRIPTION OF NOTES................    84
CERTAIN UNITED STATES FEDERAL INCOME
  TAX CONSIDERATIONS................   103
LEGAL MATTERS.......................   109
EXPERTS.............................   109
ADDITIONAL INFORMATION..............   110
INDEX TO FINANCIAL STATEMENTS.......   F-1

                           -------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY BE USED ONLY WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, our beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We are not obligated to update these statements or publicly release the result of any revisions to them to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                    SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the securities being registered hereby and our consolidated financial statements and related notes appearing elsewhere in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock or our 7 1/4% Convertible Subordinated Notes. Read the entire prospectus carefully, especially the risks described under "Risk Factors."

                             BEYOND.COM CORPORATION

     We are a leading online reseller of commercial off-the-shelf computer software to the consumer, small business and large enterprise markets. Through our online store (www.beyond.com), we offer customers a comprehensive selection of software, customer service and competitive pricing. We believe that our Beyond.com Web site is one of the most widely known and used sites on the World Wide Web for the purchase of software. We deliver software to customers one of two ways: either we physically deliver the shrink-wrap software package or we deliver the software over the Internet through digital download. We believe we give our customers superior value because we offer:

     - one of the largest selections of brand name, high quality software available online; and

     - the convenience of shopping from home or office, twenty-four-hours-a-day, seven-days-a-week with technical support.

     We believe the Internet is an ideal medium for the sale and delivery of software for several reasons:

     - the demographics of Internet users overlap one-to-one with the demographics of potential software purchasers;

     - we can provide instant gratification because we can deliver many software titles and their related stock keeping units via digital download; and

     - large enterprise customers can use digital download to achieve efficient and cost effective distribution of software.
     We have based our business on scaleable technology that permits the sale, order processing and delivery of software with limited human intervention. With our technology, and our significant operational experience, we can address the complex process of real time digital download. Approximately 350 leading software publishers have granted us the right to distribute approximately 5,600 software stock keeping units via digital download.

     We also have established strategic marketing alliances with America Online, Inc., Excite, Inc., Netscape Communications Corporation and Network Associates, Inc. These alliances promote our Web site and services on the Web sites of these strategic partners.

     The software reselling industry is large and growing. International Data Corporation estimates total software sales in the United States through indirect channels will grow to approximately $52.7 billion in 2000. Jupiter Communications, Inc. estimates that online PC software sales revenue in 1997 were $84.5 million and projects these revenues will grow to $2.4 billion in 2002.

     We intend to extend our momentum as a "first mover" in online software reselling, to deliver outstanding value to our customers and to leverage our online store model to achieve economies of scale. Since we launched our Web site in November 1994, we have delivered software products to approximately 634,000 cumulative customers (including individual desktops for corporate and government customers and users to whom we have distributed freeware and trial download products). Our sales increased from approximately $5.9 million in 1996 to approximately $36.7 million in 1998.

     Our address is 1195 West Fremont Avenue, Sunnyvale, California 94087 and our telephone number is (408) 616-4200.

                                  THE OFFERING

     In November and December 1998, we sold $63,250,000 aggregate principal amount of our 7 1/4% Convertible Subordinated Notes due December 1, 2003. As part of that offering, we agreed to register our 7 1/4% Convertible Subordinated Notes and the shares of common stock into which our 7 1/4% Convertible Subordinated Notes may be converted on behalf of the purchasers. To comply with that agreement, we are filing a registration statement with the Securities and Exchange Commission of which this prospectus is a part.

     In a series of privately negotiated transactions between January 1995 and April 1998, we issued and sold shares of our common stock and shares of our Series A, Series B, Series C and Series D preferred stock to private purchasers. Under the terms of those transactions, the purchasers have the right to include their shares in the registration statement of which this prospectus is a part. All of the outstanding shares of our preferred stock automatically converted into shares of our common stock immediately prior to the initial public offering of our common stock in June 1998. One stockholder has elected to include an aggregate of 8,582 shares of common stock in this registration statement.

     Under this registration statement, holders of our 7 1/4% Convertible Subordinated Notes may sell our 7 1/4% Convertible Subordinated Notes and holders of our common stock registered under this registration statement may sell such common stock in one or more offerings. We must keep the registration statement effective for a period of two years from the date of this prospectus. This prospectus provides you with a general description of our 7 1/4% Convertible Subordinated Notes and the shares of our common stock that may be sold. For more detailed information, you should read the exhibits filed with the registration statement of which this prospectus is a part.

                   OUR 7 1/4% CONVERTIBLE SUBORDINATED NOTES

Amount Offered................   $63,250,000 principal amount of 7 1/4%
                                 Convertible Subordinated Notes Due December 1,
                                 2003.

Maturity Date.................   December 1, 2003.

Interest Payment Dates........   June 1 and December 1 of each year, commencing
                                 June 1, 1999.

Conversion Rights.............   You may convert our 7 1/4% Convertible
                                 Subordinated Notes into shares of our common stock at any time prior to maturity at a conversion price of $18.34 per share, subject to adjustment under certain conditions.
                                 However, the right to convert a 7 1/4%
                                 Convertible Subordinated Note called for redemption terminates on the business day immediately preceding the redemption date or such earlier date as the holder presents any of our 7 1/4% Convertible Subordinated Notes for redemption.

Optional Redemption of Notes
by the Company................   We cannot redeem our 7 1/4% Convertible
                                 Subordinated Notes prior to December 6, 2001.
                                 On and after December 6, 2001, we may redeem our 7 1/4% Convertible Subordinated Notes in whole or in part, at any time at the redemption prices listed in the section "Description of Notes" under the heading "Optional Redemption."

Sinking Fund..................   None.

Change in Control.............   If we sell certain assets or experience
                                 specific kinds of changes in control, we must offer to repurchase our 7 1/4% Convertible
                                 Subordinated Notes (if any remain outstanding) at the prices listed in "Description of Notes."
                                 If we experience an event that triggers this obligation, we cannot assure that we will have enough cash to pay the purchase price for our 7 1/4% Convertible Subordinated Notes, or that we could do so without violating the terms of other agreements.

Subordination.................   Our 7 1/4% Convertible Subordinated Notes are
                                 general unsecured obligations of ours and rank behind all of our existing and future senior indebtedness. As of December 31, 1998, we had no senior indebtedness outstanding that would have been senior in right of payment to our 7 1/4% Convertible Subordinated Notes. Although we do not currently have any subsidiaries, our 7 1/4% Convertible Subordinated Notes rank behind all existing and future indebtedness and other liabilities (including trade payables) of any subsidiaries which we may acquire or establish. The Indenture with LaSalle National
                                 Bank governing our 7 1/4% Convertible
                                 Subordinated Notes does not limit our ability to take on senior or other indebtedness.

Use of Proceeds...............   We will not receive any cash from the sale of
                                 our 7 1/4% Convertible Subordinated Notes or common stock offered hereby. On November 23, 1998 and December 17, 1998, we received an aggregate of approximately $60.3 million from the sale of our 7 1/4% Convertible Subordinated
                                 Notes to the initial purchasers after deducting expenses and the underwriters' discount. We intend to use a substantial portion of the net proceeds from the initial sale of our 7 1/4%
                                 Convertible Subordinated Notes for sales and marketing expenses. These expenses will include payments to America Online, Excite and Network
                                 Associates pursuant to our agreements with these parties. We must pay these parties approximately $20.3 million over the next three years, and approximately $9.0 million in 1999.
                                 We anticipate continuing to expend substantial resources on broadcast and other sales and marketing campaigns in order to build our customer base and brand name. We have no specific plan for use of the remaining proceeds and we expect to use such proceeds for general corporate purposes, including working capital to fund anticipated operating losses and capital expenditures.

Trading.......................   Our 7 1/4% Convertible Subordinated Notes are
                                 designated for trading on The PORTAL(SM)
                                 Market. However, we cannot assure that there will be any liquidity or trading market for our 7 1/4% Convertible Subordinated Notes.

Liquidated Damages............   We have agreed to file this registration
                                 statement with respect to the resale of our 7 1/4% Convertible Subordinated Notes and the shares of our common stock issuable upon conversion of our 7 1/4% Convertible
                                 Subordinated Notes and to keep this
                                 registration statement effective until two years after the filing date. If the Securities and Exchange Commission does not declare the registration statement of which this prospectus is a part effective within 120 days after November 23, 1998, or if the Securities and Exchange Commission issues a stop order suspending this registration statement or initiates proceedings therefor under the
                                 Securities Act, or if this prospectus is unavailable in excess of certain time periods, we have agreed to pay liquidated damages to the holders of our 7 1/4% Convertible Subordinated
                                 Notes and the common stock issued upon
                                 conversion of our 7 1/4% Convertible
                                 Subordinated Notes.

Minimum Denominations.........   Our 7 1/4% Convertible Subordinated Notes are
                                 issued in amounts of $1,000 principal amount and integral multiples thereof.

DTC Eligibility...............   Except under the limited circumstances
                                 described herein, our 7 1/4% Convertible
                                 Subordinated Notes will be issued only in fully registered book entry form and will be represented by one or more permanent Global
                                 Notes without coupons deposited with a
                                 custodian for, and registered in the name of, a nominee of Depository Trust Company. Beneficial interests in any such Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by Depository Trust Company and its direct and indirect participants.

                                 Settlement for our 7 1/4% Convertible
                                 Subordinated Notes will be in same day funds. Except under limited circumstances, neither we nor LaSalle National Bank as trustee will consider owners of beneficial interests in the Global Notes to be entitled to have any of our 7 1/4% Convertible Subordinated Notes registered in their names, to be entitled to receive physical delivery of our 7 1/4% Convertible Subordinated Notes in certificated form nor to be the registered owners or holders of our 7 1/4% Convertible Subordinated Notes under our Indenture with LaSalle National Bank for any purpose.

                                Our Common Stock

Amount Offered................   We are offering for resale up to 3,457,327
                                 shares of our common stock. This total
                                 includes: up to 3,448,745 shares issuable upon conversion of our 7 1/4% Convertible
                                 Subordinated Notes, at a conversion price of $18.34 per share; and 8,582 shares sold to purchasers in earlier transactions. Our common stock trades on the Nasdaq National Market under the symbol "BYND."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------
                                                              1996          1997          1998
                                                           ----------    ----------    -----------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Net revenues.............................................   $ 5,858       $16,806       $ 36,650
Gross profit.............................................       721         1,933          5,576
Operating expenses:
  Research and development...............................       431         1,060          4,201
  Sales and marketing....................................       704         1,696         27,568
  General and administrative.............................       450         1,087          4,943
                                                            -------       -------       --------
          Total operating expenses.......................     1,585         3,843         36,712
Loss from continuing operations..........................      (779)       (1,743)       (31,073)
Net loss.................................................   $(1,515)      $(5,359)      $(31,073)
                                                            =======       =======       ========
Basic and diluted net loss per share(1)..................   $ (0.18)      $ (0.61)      $  (1.65)
                                                            =======       =======       ========
Pro forma basic and diluted net loss per share(1)........                 $ (0.30)      $  (1.28)
                                                            =======       =======       ========
OTHER FINANCIAL DATA
Ratio of Earnings to Fixed Charges(2)....................       N/A           N/A            N/A
Deficiency of Earnings Available to Cover Fixed
  Charges(2).............................................   $  (779)      $(1,743)      $(31,073)

                                                              DECEMBER 31,
                                                                  1998
                                                              ------------
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents...................................    $ 81,548
Working capital.............................................      80,128
Total assets................................................     109,904
Long-term obligations, net of current portion...............      63,250
Stockholders' equity........................................      24,723

-------------------------
(1) For an explanation of the calculation of per share amounts, see Note 1 of Notes to Consolidated Financial Statements.

(2) For purposes of this computation, the ratio of earnings to fixed charges has been calculated by dividing fixed charges into loss from continuing operations before income taxes plus, fixed charges. Fixed charges consist of interest expense and a portion of lease rental charges considered to represent interest cost.

                                  RISK FACTORS

     You should carefully consider the risks described below before making a decision to invest in Beyond.com. If any of the following risks actually occur, our business, financial condition or results of future operations could be materially adversely affected. In such case, the trading price of our common stock or our 7 1/4% Convertible Subordinated Notes could decline, and you may lose all or part of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this prospectus.

     WE HAVE A LIMITED OPERATING HISTORY, HAVE INCURRED NET LOSSES SINCE INCEPTION AND EXPECT FUTURE LOSSES. We began selling software on our Web site in November 1994. As a result, we have only a limited operating history upon which you may evaluate our business and prospects. We incurred net losses of approximately $38.7 million from inception through 1998. As of December 31, 1998, we had an accumulated deficit of approximately $42.4 million. We expect to continue to incur significant net operating losses for the foreseeable future.

     WE ANTICIPATE SIGNIFICANT LOSSES AND NEGATIVE CASH FLOW. We expect significant losses and negative cash flow to continue for the foreseeable future. We anticipate our significant losses will increase significantly from current levels because we expect to incur additional costs and expenses related to:

     - brand development, marketing and promotion;

     - Web site content development;

     - strategic relationship development and maintenance; and

     - technology and operating infrastructure development, including improved digital download capabilities.

     Because we have relatively low gross margins, our ability to become profitable given our planned expenses depends on our ability to generate and sustain substantially higher net revenues. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

     We base our current and future expense levels, which are largely fixed, on our operating plans and estimates of future revenues. We find sales and operating results difficult to forecast, because they generally depend on the volume and timing of the orders we receive. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. A shortfall in revenues will significantly harm our business and operating results. In view of the rapidly evolving nature of our business and our limited operating history in the business of selling software online, we have little experience forecasting our revenues. Therefore, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely upon them as an indication of our future performance. If we cannot achieve and sustain operating profitability or positive cash flow from operations, we may be unable to meet our debt service obligations or working capital requirements which would adversely affect our business.

     OUR FUTURE OPERATING RESULTS ARE UNPREDICTABLE. Our revenues and operating results may fluctuate significantly from quarter to quarter due to a number of factors, not all of which are in our control. These factors include:

     - our ability to attract and retain new customers and maintain customer satisfaction;

     - new Web sites, services and products introduced by our competitors;

     - price competition;

     - decreases in the level of growth, use of the Internet and online services or consumer acceptance of the Internet and other online services for the purchase of consumer products;

     - our inability to upgrade and develop our systems and infrastructure and attract new personnel in a timely and effective manner;

     - traffic levels on our Web site and our ability to convert that traffic into customers;

     - the termination of any strategic marketing alliances such as those we have with America Online, Excite, Netscape or Network Associates pursuant to which we receive exposure to traffic on third party Web sites;

     - the termination of contracts with major purchasers, particularly United States government agencies;

     - technical difficulties or system downtime affecting the Internet or online services, generally, or the operation of our Web sites;

     - the failure of Internet bandwidth to increase significantly over time and/or an increase in the cost to consumers of obtaining or using Internet bandwidth;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

     - the number of popular software titles introduced during the quarter;

     - government regulations related to use of the Internet for commerce or for sales and distribution of software; and

     - general economic conditions and economic conditions specific to the Internet, online commerce and the software industry.

     We must increase software sales through Web Sites and our online sites by increasing the number of visitors to our online sites or by increasing the percentage of visitors to our online sites who purchase software. We must also increase the number of repeat purchasers of software through our online sites, increase revenues from sales to consumer purchasers and digital download software product sales in absolute dollars and as a percentage of our total net revenues. In addition, we must successfully establish, maintain and enhance the Beyond.com brand. We have implemented strategies we hope will achieve these goals, such as entering into our strategic relationships with America Online, Excite, Netscape and Network Associates. We cannot be certain that we can accomplish these objectives or that our business strategy will be successful.

     Seasonal fluctuations in the software industry, Internet and commercial online service usage, and traditional retail, government and corporate seasonal spending patterns and advertising expenditures may affect our business. In particular, Internet and online service usage and its rate of growth may decline in the summer. These seasonal patterns may cause quarterly fluctuations in our operating results and could adversely and materially affect our financial performance.

     Our gross margins are likely to fluctuate over time. A number of factors may impact our gross margins, including:

     - the mix of revenues from sales to government, corporate, consumer and publisher channels;

     - the mix of revenues from sales of shrink-wrap products and sales of products delivered through digital download;

     - the mix of software products sold;

     - the mix of revenues we derive from our relationships with strategic partners such as America Online, Excite, Netscape and Network Associates and from our Web site; and

     - the amount of advertising or promotional revenues we receive.

     We realize higher gross margins from:

     - advertising and promotional revenues than from software products sales;

     - product sales through digital download than on sales of shrink-wrap software products;

     - sales of specialty software products than sales of widely available commodity software products; and

     - sales to consumer purchasers than on sales to government or corporate purchasers.

     We believe that the size of new software products will continue to increase and that they will be suitable for digital download only if network bandwidth increases significantly. This trend may limit our ability to distribute such software products via digital download and limit our ability to realize the higher gross margins associated with digital download software product sales. Any change in one or more of these factors could adversely and materially affect our gross margins and operating results in future periods.

     Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is likely that in some future quarter our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

     WE NEED ADDITIONAL CAPITAL TO PAY DEBT SERVICE ON THE 7 1/4% CONVERTIBLE SUBORDINATED NOTES AND FOR OTHER PURPOSES. We require substantial working capital to fund our business. We expect operating losses and negative cash flow to continue for the foreseeable future. We anticipate that our existing capital resources will meet our capital requirements through at least the next twelve
(12) months. However, we may have additional capital needs before this period ends. Thereafter, we will likely have to raise additional funds, in part to make interest payments to holders of our 7 1/4% Convertible Subordinated Notes, and in part to meet our obligations to America Online, Excite, and Network Associates. We may elect to seek additional funds at any time.

     The actual amount and timing of our future capital requirements may differ materially from our estimates. In particular, our estimates may be inaccurate as a result of changes and fluctuations in our revenues, operating costs and development expenses. Our revenues, operating costs and development expenses will be negatively affected by any inability to:

     - effectively and efficiently manage the expansion of our operations;

     - obtain favorable co-branding or Internet marketing agreements with third parties similar to those with America Online, Network Associates and Excite;

     - negotiate favorable contracts with suppliers, including large volume discounts on purchases of software; and

     - improve brand recognition, attract sufficient numbers of customers or the volume of our software sales.

     Our revenues and costs also depend upon factors that we cannot control. These factors include changes in technology and regulations, increased competition and factors such as Web integrity, seasonality, and performance by third parties in connection with our operations. Because of these factors, our actual revenues and costs are uncertain and may vary considerably. These variations may significantly affect our future need for capital. Also, if we accelerate the expansion of our operations or complete any acquisitions, we will require more funding sooner than we currently expect. We may be unable to raise financing sufficient for our needs, either on suitable terms or at all. This will hinder our ability to satisfy our obligations to holders of our 7 1/4% Convertible Subordinated Notes. This result would substantially harm the trading price of our common stock and materially harm our business.

     WE ARE SIGNIFICANTLY LEVERAGED; WE REQUIRE SUBSTANTIAL AMOUNTS FOR DEBT SERVICE. By selling the 7 1/4% Convertible Subordinated Notes in November and December 1998, we incurred $63,250,000 million principal amount of indebtedness. This resulted in a ratio of long-term debt to total capitalization at December 31, 1998 of approximately .72 to 1. Our increased leverage could limit or reduce our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures.

     We will likely require substantial amounts of cash to fund scheduled payments of principal and interest on our 7 1/4% Convertible Subordinated Notes, future capital expenditures and any increased working capital requirements. We believe we may be unable to meet our cash requirements out of cash flow from operations and available borrowings. We also may be unable to obtain alternative financing. A lack of adequate financing may adversely affect our ability to:

     - respond to changing business and economic conditions;

     - make future acquisitions;

     - absorb negative operating results; or

     - fund capital expenditures or increased working capital requirements.

     We could attempt to refinance our 7 1/4% Convertible Subordinated Notes if our cash flow from operations is insufficient to repay them at maturity. However, a refinancing might not be available on terms acceptable to us, or at all. If we fail to make necessary payments on our 7 1/4% Convertible Subordinated Notes, we will be in default under the terms of our 7 1/4% Convertible Subordinated Notes, and may also be in default under agreements controlling our other indebtedness, if any. Any default by us under our 7 1/4% Convertible Subordinated Notes or on other indebtedness could adversely affect our financial condition and operating results.

     OUR 7 1/4% CONVERTIBLE SUBORDINATED NOTES WILL RANK BELOW EXISTING AND FUTURE INDEBTEDNESS. Our 7 1/4% Convertible Subordinated Notes are unsecured and subordinated in right of payment to all of our existing and future senior indebtedness. As of December 31, 1998, we had no senior indebtedness outstanding. Because our 7 1/4% Convertible Subordinated Notes are subordinate to our senior indebtedness, in the event of our bankruptcy, liquidation, reorganization or certain other events, we will pay obligations on our 7 1/4% Convertible Subordinated Notes only after we satisfy all senior indebtedness. Therefore, we may have insufficient assets remaining to pay amounts on our 7 1/4% Convertible Subordinated Notes. Although we currently have no subsidiaries, our 7 1/4% Convertible Subordinated Notes will be subordinate to all existing and future indebtedness and other liabilities (including trade payables) of any subsidiaries which we may in the future acquire or establish. Our right to receive assets of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of our 7 1/4% Convertible Subordinated Notes to share in those assets) would be subordinate to the claims of that subsidiary's creditors (including trade creditors).

     Our Indenture with LaSalle National Bank does not limit our ability, or that of any of our future subsidiaries, to incur senior indebtedness, indebtedness and liabilities. We may have difficulty paying our obligations under our 7 1/4% Convertible Subordinated Notes if we, or any of our future subsidiaries, incur indebtedness or liabilities, or if we agree to guarantee the indebtedness of any future subsidiaries. We anticipate that we will incur additional indebtedness and liabilities, including senior indebtedness. For more detailed information you should review the section of this prospectus entitled "Description of Notes -- Subordination of Notes."

     Our 7 1/4% Convertible Subordinated Notes will be our obligation exclusively. If we acquire or establish any subsidiaries, our cash flow and our ability to pay our debt, including our 7 1/4% Convertible Subordinated Notes, may depend upon the subsidiaries' operating results and their ability to provide cash (in the form of dividends, loans or otherwise) to pay amounts due on our obligations. Any subsidiary will be a separate and distinct legal entity and will have no obligation to pay any amounts due on our

7 1/4% Convertible Subordinated Notes. In addition, dividends, loans or other distributions from any subsidiary to us may be subject to contractual or other restrictions, would depend upon the subsidiary's operating results and may be subject to other business considerations.

     Our Indenture with LaSalle National Bank does not contain any financial covenants or restrict our ability to do any of the following:

     - pay dividends;

     - incur indebtedness, including senior indebtedness; or

     - issue or repurchase our securities or those of any subsidiary.

     The terms of our Indenture with LaSalle National Bank do not prohibit us from engaging in a highly leveraged transaction or a change in our control, except to the extent described under "Description of Notes -- Purchase of Notes at the Option of Holders Upon a Change in Control." The term "change in control" is limited in our Indenture with LaSalle National Bank to a small number of specified transactions.

     Although we must offer to repurchase our 7 1/4% Convertible Subordinated Notes upon a change in control, this fact does not necessarily protect holders of our 7 1/4% Convertible Subordinated Notes if we conduct a highly leveraged transaction, reorganization, merger or similar transaction. Similarly, transactions other than a change in control might adversely affect our financial condition and leave holders of our 7 1/4% Convertible Subordinated Notes without protection.

     WE MAY BE UNABLE TO REPURCHASE OUR NOTES. If we experience a change in control, a holder of our 7 1/4% Convertible Subordinated Notes may request that we buy back all or a portion of our 7 1/4% Convertible Subordinated Notes. If a change in control occurs, we may be unable to pay the purchase price for all our 7 1/4% Convertible Subordinated Notes tendered to us. We would likely need additional financing to repurchase our 7 1/4% Convertible Subordinated Notes tendered to us upon a change in control. We may enter into future agreements that prohibit us from purchasing your notes, or that consider a change in control an event of default. If a change in control occurs when we cannot purchase our 7 1/4% Convertible Subordinated Notes, we could seek our lenders' consent to purchase our 7 1/4% Convertible Subordinated Notes or attempt to refinance the borrowings that contain this prohibition. We will be unable to purchase our 7 1/4% Convertible Subordinated Notes if we do not obtain this consent or repay these borrowings. In that case, our failure to repurchase any tendered our 7 1/4% Convertible Subordinated Notes would constitute an event of default under our Indenture with LaSalle National Bank, which may constitute a further default under the terms of our other indebtedness. In those circumstances, the subordination provisions in our Indenture with LaSalle National Bank would likely prohibit us from purchasing our 7 1/4% Convertible Subordinated Notes.

     WE MUST ESTABLISH OUR NEW BRAND. A growing number of Internet sites, many of which already have well-established brands, offer products and services that compete with ours. As a result, we believe we must establish, maintain and enhance our "Beyond.com" brand. We have been operating under the "Beyond.com" name only since August 1998. Our success in promoting and maintaining our new brand will depend largely on our ability to provide a high quality online experience supported by dedicated customer service. We cannot assure that we will be able to meet these goals. In addition, to attract and retain online users and to promote and maintain our new brand, we may need to substantially increase our marketing expenditures to create and maintain strong brand loyalty among our customers. Our business could be adversely affected if our marketing efforts are unproductive or if we cannot increase our brand awareness.

     OUR MARKETS ARE HIGHLY COMPETITIVE. The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future because barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. In addition, the software reselling industry is intensely competitive. We currently compete primarily with traditional software resellers, other online software resellers and other vendors.

     In the online market, we compete with online software resellers and vendors that maintain similar commercial Web sites (including CompUSA, BuyDirect.com, Outpost.com, Egghead.com and Buy.com). We also compete with the growing number of software publishers that sell their software products directly online. Barnesandnoble.com and Amazon.com also resell software online. We also anticipate that we may soon compete in the near future with other software publishers, including Microsoft, that plan to sell their products directly to customers online, and indirect competitors that specialize in online commerce or derive significant revenues from online commerce, including America Online, Netscape, Amazon.com and Yahoo! These companies may offer software products for resale, or others may offer software products for resale through these companies. In addition, the following entities have established, or may soon establish, commercial Web sites offering software products including:

     - mail order and/or direct marketing of computer products (including cataloguers such as Micro Warehouse and CDW Computer Centers and manufacturers such as Dell Computer and Gateway);

     - major software product distributors (such as Ingram Micro and Tech Data); and

     - major retailers of other related products, such as OfficeMax, Staples and Office Depot.

Competitive pressures created by any one of these current or future competitors, or by competitors collectively, could materially hurt our business.

     We believe that the following are principal competitive factors in our market:

     - brand recognition;

     - selection;

     - convenience;

     - price;

     - speed and accessibility;

     - customer service;

     - quality of site content; and

     - reliability and speed of fulfillment.

In addition to those factors, the large enterprise market also focuses on:

     - compatibility of products;

     - administration and reporting;

     - single source supply

     - security; and

     - cost-effective deployment.

Many of our current and potential competitors have longer operating histories and larger customer bases than we do. In addition, many of our current and potential competitors have greater brand recognition and significantly greater financial, marketing and other resources than we do.

In addition, as more people use the Internet and other online services, larger, well established and well financed entities may:

     - acquire online competitors or software publishers or suppliers;

     - invest in online competitors or software publishers or suppliers; or

     - form joint ventures with online competitors or software publishers or suppliers.

Certain of our actual or potential competitors, such as Ingram Micro and Tech Data, may be able to:

     - secure merchandise from vendors on more favorable terms;

     - devote greater resources to marketing and promotional campaigns;

     - adopt more aggressive pricing or inventory availability policies; and

     - devote substantially more resources to web site and systems development than we do.
Competitors such as Software Spectrum, GTSI, ASAP and Corporate Software & Technology have greater experience in selling software to the large enterprise market than we do. In addition, new technologies and expansion of existing technologies, such as price comparison programs that select specific titles from a variety of web sites, may direct customers to online software resellers which compete with us and may increase competition. Increased competition may reduce our operating margins, as well as cause a loss to both our market share and brand recognition. Further, to strategically respond to changes in the competitive environment, we may sometimes make pricing, service or marketing decisions or acquisitions that could materially hurt our business. In addition, companies controlling access to Internet transactions through network access or Web browsers could promote our competitors or charge us a substantial fee for inclusion in their product or service offerings. We cannot assure that we can compete successfully against current and future competitors. Failure to compete successfully against our current and future competitors could materially hurt our business.

     WE RELY ON SOFTWARE PUBLISHERS AND DISTRIBUTORS. We are entirely dependent upon the software publishers and distributors that supply us with software for resale, and the availability of this software is unpredictable. In 1997 and 1998, sales of software provided by Microsoft and by a major software distributor accounted for a substantial majority of our revenues. As is common in the industry, we have no long term or exclusive arrangements with any publishers or distributors that guarantee the availability of software for resale. For example, our agreement with Microsoft automatically renews for successive one year periods but is terminable for any reason by thirty (30) days written notice prior to the expiration of the given term. Although we believe that we can replace our relationship with the major software distributor without much difficulty, if this relationship terminates then the publishers or distributors that currently supply us with software might cease to continue to supply us and we might be unable to establish new relationships with other publishers and distributors.

     We also rely on software distributors to ship shrink-wrap software to customers that do not use digital download. We have limited control over the shipping procedures of our distributors and shipments by these distributors have in the past been, and may in the future be, subject to delays. Although most software we sell carries a warranty from its publisher, publishers or distributors occasionally fail to reimburse us for returns from customers. Furthermore, our contract with Microsoft allows Microsoft to review and approve our creditworthiness. If Microsoft determines that we are not creditworthy or not in compliance with payment or reporting terms, it may require us to post security acceptable to them which could negatively impact our financial condition.

     OUR CUSTOMERS ARE CONCENTRATED; WE ARE SUBJECT TO RISKS ASSOCIATED WITH RELIANCE ON U.S. GOVERNMENT CONTRACTS. We have three contracts with U.S. government agencies. Two of these agreements accounted for approximately 33% of our revenues in 1997 and 29% of our revenues in 1998. These agreements expired in June 1998 and July 1998. We renewed the first of these contracts for an additional one year term that expires in June 1999. We replaced the second contract with a new contract with the same government agency on substantially similar terms. We signed the third agreement in January 1999 and it will expire in January 2000. We expect that these existing contracts will continue to account for a substantial portion of our revenues for the foreseeable future. Each of these contracts is subject to annual review and renewal by the government, and may be terminated at any time. Each government contract, option and extension is only valid if the government appropriates enough funds for expenditure on such contracts, options or extensions. Accordingly, we might fail to derive any revenue from sales of software to the U.S. government in any given future period. If the U.S. government fails to renew or terminates any of these contracts it would adversely affect our business and results of operations.

     OUR COMMON STOCK PRICE IS VOLATILE. The market price for our common stock is volatile and has fluctuated significantly to date. The trading price of our common stock is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

     - actual or anticipated variations in our quarterly operating results;

     - announcements of technological innovations, new sales formats or new products or services by us or our competitors;

     - changes in financial estimates by securities analysts;

     - conditions or trends in the Internet and online commerce industries;

     - changes in the economic performance and/or market valuations of other Internet, online service or retail companies;

     - announcements by us of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel; and

     - sales of common stock.

     In addition, the securities market has experienced extreme price and volume fluctuations and the market prices of the securities of Internet-related and technology companies have been especially volatile. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of stock, many companies have been the object of securities class action litigation. If we were sued in a securities class action, it could result in substantial costs and a diversion of management's attention and resources.

     THERE MAY BE NO PUBLIC MARKET FOR OUR 7 1/4% CONVERTIBLE SUBORDINATED NOTES. Prior to the effectiveness of the registration statement of which this prospectus is a part, our 7 1/4% Convertible Subordinated Notes have traded on The PORTAL(SM) Market. We cannot predict whether any public market for our 7 1/4% Convertible Subordinated Notes will develop or, if one does develop, that it will be maintained. The trading price of our 7 1/4% Convertible Subordinated Notes could be adversely affected if an active market for our 7 1/4% Convertible Subordinated Notes fails to develop or be sustained.

     WE ARE SUBJECT TO RISKS ASSOCIATED WITH DEPENDENCE ON THE INTERNET AND INTERNET INFRASTRUCTURE DEVELOPMENT. Our success will depend in large part on continued growth in, and the use of, the Internet. There are critical issues concerning the commercial use of the Internet which remain unresolved. The issues concerning the commercial use of the Internet which we expect to affect the development of the market for our services include:

     - security;

     - reliability;

     - cost;

     - ease of access;

     - quality of service; and

     - necessary increases in bandwidth availability.

     The adoption of the Internet for information retrieval and exchange, commerce and communications, particularly by those enterprises that have historically relied upon traditional means of commerce and communications, generally will require that these enterprises accept a new medium for conducting business and exchanging information. These entities likely will accept this new medium only if the Internet provides them with greater efficiency and an improved area of commerce and communication.

     Demand and market acceptance of the Internet are subject to a high level of uncertainty and are dependent on a number of factors, including the growth in consumer access to and acceptance of new interactive technologies, the development of technologies that facilitate interactive communication between organizations and targeted audiences and increases in user bandwidth. If the Internet fails to develop or develops more slowly than we expect as a commercial or business medium, it will adversely affect our business.

     WE ARE SUBJECT TO RISKS ASSOCIATED WITH ONLINE COMMERCE SECURITY AND CREDIT CARD FRAUD. A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. To securely transmit confidential information, such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties. We cannot predict whether advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will result in a compromise or breach of the algorithms we use to protect customer transaction data. A party who circumvents our security measures could misappropriate proprietary information or cause interruptions in our operations. If a compromise or breach occurs, it could adversely affect our business. We may need to expend significant capital and other resources to protect against a security breach or to alleviate problems caused by any breaches.

     To the extent that our activities or those of third party contractors involve the storage and transmission of proprietary information (such as credit card numbers), security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our business may be adversely affected if our security measures do not prevent security breaches and we cannot assure that we can prevent all security breaches. In addition, we have suffered losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. Fraudulent use of credit card data in the future could adversely affect our business.

     WE ARE SUBJECT TO RISKS ASSOCIATED WITH DIGITAL DOWNLOAD. Our success will depend in large part on our customers accepting digital download as a method of buying software. We typically derive higher gross margins from software sales via digital download than we do on shrink-wrap software sales. Therefore, our success also depends on our ability to increase the revenues we derive from product sales through digital download in absolute dollars and as a percentage of our net revenues. Digital download is a relatively new method of selling software products and its growth and market acceptance is highly uncertain and subject to a number of factors, including:

     - the availability of sufficient network bandwidth to enable purchasers to rapidly download software;

     - the impact of time-based Internet access fees;

     - the number of software titles that are available for purchase through digital download as compared to those available through traditional methods;

     - the level of consumer comfort with the process of downloading software;
       and

     - the relative ease of this process and transaction security concerns.

     We believe there is a maximum size of a software product that most consumers are willing to purchase via digital download. We also believe that the size of new software products will continue to increase and that these software products will be unsuitable for digital download without significant increases in network bandwidth. It will adversely affect our business if digital download fails to achieve widespread market acceptance. Even if digital download achieves widespread acceptance, we might not overcome the substantial existing and future technical challenges associated with electronically delivering software reliably and consistently on a long term basis. This would also adversely affect our business.

     WE RELY ON STRATEGIC MARKETING ALLIANCES. Under the terms of our agreement with America Online, we are the exclusive reseller of software on certain screens on the America Online service and America Online's Web site, aol.com. We are a semi-exclusive reseller of software on certain other screens on the America Online service. America Online also must deliver to us minimum numbers of impressions (screen views with links to our Web site). Effective March 1998, we must make fixed payments to America Online totaling approximately $21 million under this agreement. In addition, we must pay America Online a percentage of certain transactional advertising revenues we earn above specified minimum amounts. Our agreement with America Online terminates in August 2001, or earlier if there is a material breach.

     Under the terms of our agreement with Excite, we may display banner advertisements and links to our Web site on certain screens on Excite Web sites, and Excite cannot display paid promotional links or banner advertisements of any other software reseller on specified screens of the Excite Web site related to software. Excite also must deliver minimum numbers of impressions to us. We must make substantial payments to Excite during the three year term of that agreement. Also, we must pay Excite a percentage of certain transactional revenues we earn. Our agreement with Excite terminates when Excite meets certain obligations relating to the delivery of impressions, but no earlier than April 2001, unless there is a material breach. We are not aware of how the proposed acquisition of Excite by @Home will impact our relationship with Excite under this Agreement or otherwise.

     In June 1997, we entered into an agreement with Netscape for a term of 24 months. Under this agreement, we created and manage a Web site, the "Netscape Software Depot by Beyond.com." This Web site is an online software store accessible through Netscape's Internet site, created to market and distribute software products which are compatible with the Netscape ONE platform. Under the terms of this agreement, we and Netscape allocate sales and advertising revenues generated from this online store in accordance with negotiated percentages. In connection with this agreement, we made a substantial initial prepayment to Netscape for a license to use certain Netscape trademarks. Our agreement with Netscape terminates on July 31, 1999. However, either party may terminate this agreement at any time if specific impression and net revenue milestones are not met. We are not aware of how the proposed acquisition of Netscape by America Online will impact our relationship with Netscape under this agreement or otherwise.

     We also entered into three contracts with Network Associates. In September 1997, we were authorized to electronically distribute Network Associates' products on our Web site. In September 1998, we agreed to co-host Web sites with Network Associates and agreed to resell Network Associates' products on Network Associates' Web site at www.mcafeestore.com. Under these agreements, we must make substantial payments to Network Associates for exclusive positioning of links to our Web site on certain screens on Network Associates' Web sites, and rights to resell Network Associates products.

     Traffic levels on our Web site and sales we generate from that traffic might be insufficient to justify our significant fixed financial obligations to America Online, Excite or Network Associates or to satisfy our contractual obligations necessary to prevent termination of these agreements and the Netscape agreement. In addition, neither the America Online, Excite, Netscape nor Network Associates agreements provide us with automatic renewal rights upon expiration. Therefore, we may be unable to renew these agreements on commercially acceptable terms, or at all. Furthermore, we based our significant investment in the America Online, Excite, Netscape and Network Associates relationships on a number of factors, including:

     - the continued positive market presence of these parties;

     - the reputation and anticipated growth of these parties; and

     - America Online's and Excite's commitment to deliver specified numbers of screen views with links to our Web site.

     Although we expect our agreements with America Online, Excite, Netscape and Network Associates to represent significant distribution channels for our software, we cannot assume that these agreements will meet this expectation. In addition, any termination of any or all of our agreements with these companies would likely have a material adverse affect on our business.

     WE NEED TO MANAGE POTENTIAL GROWTH; OUR MANAGEMENT TEAM IS NEW. We have rapidly and significantly expanded our operations, and anticipate this trend will continue. This expansion placed, and we expect will continue to place, a significant strain on our managerial, operational and financial resources. The majority of our senior management, including our President and Chief Executive Officer and our Chief Financial Officer, joined us within the last twelve months. The Chairman of our Board of Directors, William S. McKiernan, serves as the President and Chief Executive Officer of CyberSource Corporation and, accordingly, plays a limited role in our management. Our new employees include a number of key managerial, technical and operations personnel who we have not yet fully integrated into our operations, and we expect to add additional key personnel in the near future. To manage the expected growth of our operations and personnel, we will need to improve existing and implement new transaction processing, operational and financial systems, procedures and controls.

     WE ARE DEPENDENT ON KEY PERSONNEL AND NEED ADDITIONAL PERSONNEL. Our future success depends on the continued service and performance of our senior management and other key personnel, particularly William S. McKiernan, Chairman of our Board of Directors, Mark L. Breier, our President and Chief Executive Officer, and John P. Pettitt, our Executive Vice President and Chief Technology Officer. Our performance also depends on our ability to retain and motivate our other officers and key employees. The loss of the services of any of our executive officers or other key employees could adversely affect our business. We have no long term employment agreements with any of our key personnel. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for these individuals is intense, particularly in the Silicon Valley area, and we may be unable to successfully attract, assimilate or retain sufficiently qualified personnel in the future.

     WE ARE SUBJECT TO CAPACITY CONSTRAINTS RISKS; RELIANCE ON INTERNALLY DEVELOPED SYSTEMS AND SYSTEM DEVELOPMENT RISKS. A key element of our strategy is to generate a high volume of traffic on, and use of, our Web site. Our revenues depend on the number of customers who use our Web site to purchase software. Accordingly, our Web site, transaction processing systems and network infrastructure performance, reliability and availability are critical to our operating results. These factors also are critical to our reputation and our ability to attract and retain customers and maintain adequate customer service levels. The volume of goods we sell and the attractiveness of our product and service offerings will decrease if there are any systems interruptions that affect the availability of our Web site or our ability to fulfill orders. We have experienced these peri-odic systems interruptions, which we believe will continue to occur. We are continually enhancing and expanding our technology and transaction processing systems, and network infrastructure and other technologies, to accommodate a substantial increase in the volume of traffic on our Web site. We may be unsuccessful in these efforts or we may be unable to accurately project the rate or timing of increases in the use of our Web site. We may also fail to timely expand and upgrade our systems and infrastructure to accommodate these increases. In addition, we cannot predict whether additional network capacity will be available from third party suppliers as we need it. Also, our network or our suppliers' network might be unable to timely achieve or maintain a sufficiently high capacity of data transmission to timely process orders or effectively conduct digital download, especially if our Web site traffic increases. Our failure to achieve or maintain high capacity data transmission could significantly reduce consumer demand for our services.

     WE MAY HAVE POTENTIAL CONFLICTS OF INTEREST WITH CYBERSOURCE. In connection with the spin off of our Internet commerce services business to CyberSource in December 1997, we entered into agreements with CyberSource to define the ongoing relationship between the two companies. Because five out of six of our directors are also directors of CyberSource and other members of our management team joined CyberSource as executive officers, these agreements are not the result of arm's length negotiations. Further, although we and CyberSource are engaged in different businesses, the managements of the two companies currently have no policies to govern the pursuit or allocation of corporate opportunities between us and CyberSource. Our business could be adversely affected if the overlapping board members of the two companies pursue CyberSource's interests over ours either in the course of intercompany transactions or where the same corporate opportunities are available to both companies.

     WE ARE SUBJECT TO RISKS ASSOCIATED WITH DEPENDENCE ON CYBERSOURCE CORPORATION. We depend upon CyberSource for certain services such as credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment messaging. In addition, under the terms of an Inter-Company Cross License Agreement we have with CyberSource, we license certain technology, including Sm@rtCert, from CyberSource. CyberSource also provides these services and licenses this technology to other customers, including our competitors. It would be disruptive to our business if any of the following occur:

     - any discontinuation of these services;

     - any termination of this license;

     - any reduction in performance that requires us to replace these services;

     - any reduction in performance that causes us to internally develop or license these technologies from a third party; or

     - any failure by CyberSource to ensure that this software complies with "Year 2000" requirements.

     Certain former and current members of our management have joined CyberSource in executive management positions, including William S. McKiernan, the Chairman of our Board of Directors, who serves as President and Chief Executive Officer of CyberSource. Furthermore, five of the six members of our Board of Directors serve on the CyberSource Board of Directors. Nothing in our agreements with CyberSource prohibits CyberSource from competing directly with us or prevents a third party from acquiring CyberSource, either of which could adversely affect our business.

     WE ARE SUBJECT TO RISK OF SYSTEM FAILURE; OUR SYSTEMS ARE LOCATED IN SINGLE SITE. Our success, in particular our ability to successfully receive and fulfill orders and provide high quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our development and management systems are in a single facility we lease in Sunnyvale, California. We contract with a third party for facilities for our production, computer and communications hardware systems and for our critical connection to the Internet. These systems are in a single location in Santa Clara, California.

     Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We have no formal disaster recovery plan and carry insufficient business interruption insurance to compensate us for losses that may occur. Furthermore, our security mechanisms or those of our suppliers may not prevent security breaches or service breakdowns. Despite our implementation of security measures, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These events could cause interruptions or delays in our business, loss of data or render us unable to accept and fulfill customer orders.

     RAPID TECHNOLOGICAL CHANGE MAY ADVERSELY AFFECT US. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online store. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences and frequent new product and service introductions. If competitors introduce new products and services embodying new technologies or if new industry standards and practices emerge, then our existing Web site and proprietary technology and systems may become obsolete. Our future success will depend on our ability to do the following:

     - both license and internally develop leading technologies useful in our business;

     - enhance our existing services;

     - develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

     To develop our Web site and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or we may fail to adapt our Web site, proprietary technology and transaction processing systems to customer requirements or emerging industry standards. If we face material delays in introducing new services, products and enhancements then our customers may forego the use of our services and use those of our competitors.

     YEAR 2000 RISK MAY ADVERSELY AFFECT OUR COMPANY. Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We utilize software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the institutions involved in processing our members' credit card payments for Internet services. We are also dependent on telecommunications vendors and leased point-of-purchase vendors to maintain network reliability.

     We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services. Based upon the results of this assessment, the Company will develop and implement, if necessary, a remediation plan with respect to third-party software, computer technology and services that may fail to be year 2000 compliant. We have assessed our proprietary software and internal systems and determined them to be year 2000 compliant. We anticipate that our systems, including components thereof provided by third-party vendors, will be year 2000 compliant by 2000. At this time, the expenses associated with this assessment and potential remediation plan cannot be deter-mined. The failure of our software and computer systems and of our third-party vendors to be year 2000 complaint could have a material adverse effect on us.

     WE ARE SUBJECT TO RISKS ASSOCIATED WITH ACQUISITIONS. We intend to make investments in complementary companies, products or technologies. If we buy a company, we could have difficulty in assimilating that company's personnel and operations. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in assimilating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to incur debt or issue equity securities to pay for any future acquisition, the issuance of which would be dilutive to us or our existing stockholders.

     WE MAY NOT SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS. We regard our copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to our success. To protect our proprietary rights, we rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others. We pursue the registration of our trademarks and service marks in the U.S., and have applied for the registration of our trademarks and service marks. We applied for Federal registration of the service marks "BEYOND.COM" on July 10, 1998, and "BEYOND DOT COM" on July 14, 1998, although we cannot assume that federal registration of these service marks or any other service mark will issue. In addition, effective trademark, service mark, copyright and trade secret protection may be unavailable in every country in which our products and services are made available online.

     We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that these licensees maintain the quality of our brand, the licensees could take actions that materially harm the value of our proprietary rights or reputation. Furthermore, the steps we take to protect our proprietary rights may be inadequate or third parties might infringe or misappropriate our trade secrets, copyrights, trademarks, trade dress and similar proprietary rights. In addition, others could independently develop substantially equivalent intellectual property. We may have to litigate in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and the diversion of our management and technical resources which could harm our business.

     INTELLECTUAL PROPERTY CLAIMS AGAINST US CAN BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS. Other parties may assert infringement or unfair competition claims against us. In the past, other parties have sent us notice of claims of infringement of proprietary rights, and we expect to receive other notices in the future. In November 1998, a third party that appears to hold a registered United States trademark for "A Better Way to Buy Software" sent us a letter asserting that our use of that phrase up to such time infringed its trademark rights. We dispute the validity of this assertion. However, this third party might file a lawsuit against us, which could subject us to injunctive relief or money damages, or both. In November 1998, another third party, based in Australia, sent us a letter asserting that our use of the name "Beyond.com" infringes the trademark and domain name rights of this third party. We dispute the validity of this assertion as well. However, if the investing party were to be successful with certain of its claims, our ability to use the "Beyond.com" mark, name or domain name could be materially and adversely affected.

     We cannot predict whether others will assert claims of infringement against us, or whether any past or future assertions or prosecutions will adversely affect our business. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face wasted time, costly litigation, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of product infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, it could adversely affect our business.

     WE MAY BECOME SUBJECT TO ADDITIONAL GOVERNMENT REGULATION. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

     WE MAY BE LIABLE FOR INTERNET CONTENT. We believe that our future success will depend in part upon our ability to deliver original and compelling descriptive content about the software products we sell on the Internet. As a publisher of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other claims based on the nature and content of materials that we publish or distribute. In the past, plaintiffs have brought such claims and sometimes successfully litigated them against online services. In addition, in the event that we implement a greater level of interconnectivity on our Web site, we will not and cannot practically screen all of the content our users generate or access, which could expose us to liability with respect to such content. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us. If we face liability, particularly liability that is not covered by our insurance or is in excess of our insurance coverage, then our reputation and our business may suffer.

     WE MAY BE SUBJECT TO SALES AND OTHER TAXES. We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California, Virginia and the District of Columbia. We do not currently collect sales or other similar taxes for digital download of goods into states other than the District of Columbia. However, one or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on us and other out of state companies which engage in online commerce. In addition, any new operation in states outside California and the District of Columbia could subject our shipments into such states to state sales taxes under current or future laws. If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our merchandise, it could adversely affect our business.

     MANAGEMENT AND CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER BEYOND.COM. As of December 31, 1998, assuming conversion of all our 7 1/4% Convertible Subordinated Notes into common stock, and the full exercise of the America Online warrant into common stock, our directors and executive officers and their respective affiliates beneficially own in the aggregate approximately 51.8% of our outstanding common stock. In particular, William S. McKiernan, the Chairman of our Board of Directors, beneficially holds approximately 28.8% of our outstanding common stock. Therefore, if these stockholders act together, they will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership also may have the effect of delaying, preventing or deterring a change in our control which could adversely affect the market price of our common stock.

     THERE ARE SUBSTANTIAL SHARES ELIGIBLE FOR SALE; THE SALE OF SUCH SHARES MAY DEPRESS OUR STOCK PRICE. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. As of December 31, 1998, there were 27,423,763 shares of our common stock outstanding (excluding shares issuable upon the conversion of our 7 1/4% Convertible Subordinated Notes and shares issuable upon the exercise of outstanding options and warrants). Of these shares, 10,566,700 are freely tradable. This leaves 16,857,063 shares and 3,448,745 shares issuable upon conversion of our 7 1/4% Convertible Subordinated Notes eligible for sale in the public market as follows:

  NUMBER OF SHARES             DATE
  ----------------             ----
3,457,327............  Upon the
                       effectiveness of
                       this registration
                       statement
15,464,268...........  On February 16,
                       1999, subject in
                       some cases, to
                       restrictions under
                       Rule 144
1,384,213............  At certain times
                       after March 18,
                       1999, subject, in
                       some cases, to
                       restrictions under
                       Rule 144

     WE ARE SUBJECT TO RISKS ASSOCIATED WITH GLOBAL EXPANSION. Although we sell software to customers outside the United States, we have no overseas fulfillment or distribution facility or arrangement. We also have no Web site content localized for foreign markets. Therefore, we may be unable to expand our global presence effectively. In addition, international operations are subject to inherent risks, including:

     - regulatory requirements;

     - export restrictions;

     - tariffs and other trade barriers;

     - difficulties in protecting intellectual property rights;

     - longer payment cycles;

     - problems in collecting accounts receivable;

     - political instability; and

     - fluctuations in currency exchange rates.

In addition, the United States imposes export restrictions on certain software because of its encryption technology and we may face liability if we violate these restrictions.

     WE MAY BE SUBJECT TO RISKS RELATED TO THE INTRODUCTION OF THE EURO CURRENCY. In January 1999, the new "Euro" currency was introduced in certain European countries that are part of the European Monetary Union ("EMU"). During 2002, all EMU countries are expected to completely replace their national currencies with the Euro. A significant amount of uncertainty exists as to the effect the Euro will have on the marketplace generally and, additionally, all of the final rules and regulations have not yet been defined and finalized by the European Commission with regard to the Euro currency. We list the prices for our products, accounts, and invoices for sales and collect payments in U.S. dollars, even for sales outside the U.S. We currently utilize third-party vendor equipment and software products that may or may not be EMU compliant. Although we are currently taking steps to address the impact, if any of EMU compliance for such third-party products, the failure of any critical components to operate properly post-Euro may have an adverse effect on our business or results of operations or require us to incur expenses to remedy such problems.

     OUR CHARTER DOCUMENTS MAY ADVERSELY AFFECT A POTENTIAL TAKEOVER. Provisions of our Amended and Restated Certificate of Incorporation, Bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See "Description of Capital Stock."

                                USE OF PROCEEDS

     Our 7 1/4% Convertible Subordinated Notes and the shares of our common stock will be sold by their present holders. We will not receive any proceeds from such sale.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends. We currently expect to retain future earnings, if any, to finance the growth and development of our business.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market since our initial public offering on June 17, 1998, and is traded under the symbol "BYND." Prior to such time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                              HIGH        LOW
                                                             -------    -------
FISCAL YEAR 1998
  Second Quarter (from June 17, 1998)......................  $19.938    $13.188
  Third Quarter............................................  $19.938    $ 8.375
  Fourth Quarter...........................................  $29.063    $ 6.313
FISCAL YEAR 1999
  First Quarter (through January 20, 1999).................  $ 31.00    $ 28.00

     On January 20, 1999, the reported last sale price of the common stock on the Nasdaq National Market was $28.00 per share. As of December 31, 1998, there were approximately 107 stockholders of record of the common stock.

                             CORPORATE INFORMATION

     We were incorporated in California in 1994 as CyberSource Corporation and changed our name to software.net Corporation in April 1998. In June 1998, we were reincorporated in Delaware as software.net Corporation. In December, 1998, we changed our name from software.net Corporation to Beyond.com Corporation. References in this prospectus to "Beyond.com", "we", "our" and "us" refer to Beyond.com Corporation, a Delaware corporation and its predecessor, software.net Corporation, a California corporation. Our principal executive offices are located at 1195 West Fremont Avenue, Sunnyvale, California 94087 and our telephone number is (408) 616-4200. We have applied for federal registration of the service marks "BEYOND.COM" and "BEYOND DOT COM." Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                 CAPITALIZATION

     The following table sets forth our consolidated capitalization as of December 31, 1998.

                                                                (IN THOUSANDS)
Long term debt:
  7 1/4% Convertible Subordinated Notes Due December 1,
     2003...................................................       $63,250
                                                                   -------
          Total long-term debt..............................        63,250
Stockholders' equity:
  Preferred stock, $0.001 par value; 15,000,000 shares
     authorized; no shares issued and outstanding...........            --
  Common stock, $0.001 par value; 50,000,000 shares
     authorized; 27,423,763 shares issued and
     outstanding(1).........................................        69,311
  Deferred compensation.....................................        (2,226)
  Accumulated deficit.......................................       (42,362)
                                                                   -------
          Total stockholders' equity........................        24,723
                                                                   -------
          Total capitalization..............................       $87,973
                                                                   =======

---------------
(1) Based on shares outstanding as of December 31, 1998. Excludes at December 31, 1998: (i) 4,495,299 shares of common stock issuable upon exercise of options outstanding under our 1995 and 1998 stock Option Plans at a weighted average exercise price of $4.16 per share; (ii) 1,000,000 shares of common stock issuable upon exercise of outstanding options granted outside of the plans at a weighted average exercise price of $0.004 per share; (iii) 268,849 shares of common stock reserved for future issuance under the plans,
    (iv) 358,423 shares of common stock reserved for issuance pursuant to the exercise of a warrant issued by us to America Online at an exercise price of $8.37 per share; and (v) 3,448,745 shares of common stock issuable upon conversion of our 7 1/4% Convertible Subordinated Notes. See "Description of Capital Stock" and Notes 3, 5 and 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The consolidated statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data as of December 31, 1997 and 1998 are derived from our Consolidated Financial Statements which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere in this prospectus, and are qualified by reference to such Consolidated Financial Statements and the Notes thereto. The consolidated statement of operations data for the period from August 12, 1994 (date of incorporation) to December 31, 1994 and for the year ended December 31, 1995 and the consolidated balance sheet data as of December 31, 1995 and 1996 are derived from our consolidated financial statements not included herein which have been audited by Ernst & Young LLP, independent auditors. The consolidated balance sheet data as of December 31, 1994, are derived from our unaudited financial statements not included herein. The historical results are not necessarily indicative of future results. We have paid no cash dividends on our common stock.

                                               PERIOD FOR AUGUST 12,
                                                   1994 (DATE OF
                                                 INCORPORATION) TO            YEAR ENDED DECEMBER 31,
                                                   DECEMBER 31,        -------------------------------------
                                                       1994             1995     1996      1997       1998
                                               ---------------------   ------   -------   -------   --------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA
Net revenues.................................         $   40           $1,003   $ 5,858   $16,806   $ 36,650
Cost of revenues.............................              3              623     5,137    14,873     31,074
                                                      ------           ------   -------   -------   --------
Gross profit.................................             37              380       721     1,933      5,576
Operating expenses:
  Research and development...................            164              388       431     1,060      4,201
  Sales and marketing........................             57              407       704     1,696     27,568
  General and administrative.................             43              103       450     1,087      4,943
                                                      ------           ------   -------   -------   --------
         Total operating expenses............            264              898     1,585     3,843     36,712
                                                      ------           ------   -------   -------   --------
Loss from operations.........................           (227)            (518)     (864)   (1,910)   (31,136)
Interest income, net.........................             --                7        85       167         63
                                                      ------           ------   -------   -------   --------
Loss from continuing operations..............           (227)            (511)     (779)   (1,743)   (31,073)
Loss from discontinued operations............             --               --      (736)   (3,616)        --
                                                      ------           ------   -------   -------   --------
Net loss.....................................         $ (227)          $ (511)  $(1,515)  $(5,359)  $(31,073)
                                                      ======           ======   =======   =======   ========
Basic and diluted net loss per share from
  continuing operations(1)...................         $(0.03)          $(0.07)  $ (0.10)  $ (0.21)  $  (1.65)
                                                      ------           ------   -------   -------   --------
Basic and diluted net loss per share from
  discontinued operations(1).................             --               --     (0.08)    (0.40)        --
                                                      ------           ------   -------   -------   --------
Basic and diluted net loss per share(1)......         $(0.03)          $(0.07)  $ (0.18)  $ (0.61)  $  (1.65)
                                                      ======           ======   =======   =======   ========
Number of shares used in computing basic and
  diluted net loss per share(1)..............          9,000            9,000     9,000     9,000     18,900
                                                      ======           ======   =======   =======   ========
Proforma basic and diluted net loss per share
  from continuing operations(1)..............                                             $ (0.10)  $  (1.28)
Proforma basic and diluted net loss per share
  from discontinued operations(1)............                                               (0.20)        --
                                                                                          -------   --------
Proforma basic and diluted net loss per
  share(1)...................................                                             $ (0.30)  $  (1.28)
                                                                                          =======   ========
Number of shares used in computing proforma
  basic and diluted net loss per share(1)....                                              17,828     24,276
                                                                                          =======   ========
OTHER FINANCIAL DATA
Ratio of Earnings to Fixed Charges(2)........            N/A              N/A       N/A       N/A        N/A
Deficiency of Earnings Available to Cover
  Fixed Charges(2)...........................         $ (227)          $ (511)  $  (779)  $(1,743)  $(31,073)

                                                              DECEMBER 31,
                                            -------------------------------------------------
                                            1994     1995      1996        1997        1998
                                            -----    -----    -------    --------    --------
CONSOLIDATED BALANCE SHEET DATA
Cash and cash equivalents.................  $  12    $ 255    $ 3,737    $  2,571    $ 81,548
Working capital (deficiency)..............    (89)    (106)     3,543       1,093      80,128
Total assets..............................     36      579      5,691       9,586     109,904
Long-term obligations, net of current
  portion.................................    105      105        105          99      63,250
Redeemable convertible preferred stock....     --      651      6,395      12,565          --
Stockholders' equity (net capital
  deficiency).............................  $(181)   $(793)   $(2,409)   $(11,191)   $ 24,723

-------------------------

(1) For explanation of the calculation of per share amounts, see Note 1 of Notes to Consolidated Financial Statements.

(2) For purposes of this computation, the ratio of earnings to fixed charges has been calculated by dividing fixed charges into loss from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense and a portion of lease rental charges considered to represent interest cost.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Read the following discussion together with the consolidated financial statements and related notes included elsewhere in this prospectus. The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations and which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth herein, in the section entitled "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are a leading online reseller of commercial off-the-shelf computer software to the consumer, small business and large enterprise markets. Through our online store (www.beyond.com), we offer customers a comprehensive selection of software, customer service and competitive pricing. We believe that our Beyond.com Web site is one of the most widely known and used sites on the World Wide Web for the purchase of software. We deliver software to customers one of two ways: either we physically deliver the shrink-wrap software package or we deliver the software over the Internet through digital download. We launched our Web site in November 1994 under the name CyberSource Corporation and maintained a Web site named software.net. In addition to selling software, we initially charged software publishers a fee to list their products on our Web site. We stopped charging publishers in 1996. In July 1996, we expanded our business by entering into our first contract with a U.S. government agency. This contract, and other later contracts require us to both sell software products and to provide related services. In July 1997, we expanded our third party sales channel by entering into an agreement with Netscape. Under this agreement, we created and continue to manage and maintain the Netscape Software Depot Web site.

     In March 1998, we further expanded our third party sales channel by entering into strategic relationships with America Online and Excite. Under the America Online agreement, we are the exclusive reseller of software on certain screens on the America Online service and America Online's Web site, aol.com. On other screens we are a semi-exclusive reseller of software. Under the Excite agreement, we have the right to display banner advertisements and links to our Web site on certain Excite screens. In addition, Excite cannot display paid promotional links or banner advertisements of any other software reseller on specified Excite screens related to software.

     Under these agreements, America Online and Excite are obliged to deliver minimum numbers of screen views with links to our Web site. We call these screen views "Impressions." Under the America Online Agreement, we must make fixed payments totaling approximately $21 million. In addition, under the Excite agreement, we must make substantial payments to Excite over the three year term of that agreement. We also have agreed to pay America Online and Excite a percentage of certain transactional revenues and, in the case of America Online, advertising revenues we earn in excess of specified thresholds. The America Online agreement terminates in August 2001, and the Excite agreement terminates when Excite has delivered a certain number of impressions, but no earlier than April 2001.

     We expect these arrangements with Netscape, America Online and Excite to represent significant distribution channels for our products. If we or the other party to any of these agreements elect to terminate any of the agreement(s) it likely would have a material adverse effect on our business. We cannot assure that we will achieve sufficient online traffic or generate sufficient revenue to justify our payment obligations to America Online and Excite, nor can we assure that we will achieve sufficient online traffic or generate sufficient revenue to satisfy our contractual obligations necessary to prevent termination of the America Online, Excite or Netscape agreements.

     Over the past fifteen months we have entered into various agreements with Network Associates concerning the online sale of software and the management of Network Associates' Web sites. Network Associates is a developer of electronic commerce locations and publisher of certain products marketed under the McAfee and other names. Our agreements include a Co-Hosting Agreement and a Web Site Services Agreement entered into in September of 1998. Under these agreements, we agreed to co-host Web sites with Network Associates and agreed to resell Network Associates' products on Network Associates' Web site at www.mcafeestore.com. We must make substantial payments to Network Associates for exclusive positioning of links to our Web site on certain screens on Network Associates' Web sites, and rights to resell Network Associates products. If we or they terminate one or all of these agreements, it would likely have a material adverse effect on our business. We cannot guarantee that the volume of online traffic, customers or revenues we obtain as a result of this relationship will justify our significant fixed financial obligations to Network Associates.

     In April 1998, we changed our name to software.net Corporation. In June 1998, we completed the initial public offering of our common stock. In August 1998, we began doing business as "Beyond.com" and initiated an aggressive regional radio and national print advertising campaign to promote the brand. In November 1998, we completed the offering of $63.25 million aggregate principal amount of our 7 1/4% Convertible Subordinated Notes. In December 1998, we initiated a regional television advertising campaign and we changed our legal corporate name to Beyond.com Corporation. We intend to continue an aggressive advertising campaign to promote our brand in 1999.

     In order to focus on our core business of selling software products online, in December 1997 we spun-off our Internet commerce services business (which included credit card processing, fraud screening, export control, territory management, and electronic fulfillment) to CyberSource Corporation. As a result of this spin-off, our results of operations reflect a loss from discontinued operations in the amount of $736,000 during 1996 and $3.6 million during 1997. Under the terms of our Internet commerce services agreement with CyberSource, we use services supplied by CyberSource on a nonexclusive basis for credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment notification. This agreement expires on December 31, 1999, and automatically renews for an additional one year term, unless otherwise terminated by either party. Under this agreement, we have agreed to indemnify CyberSource for an amount not to exceed $100,000 against any third party claim that the software we distribute infringes upon any third party's intellectual property rights. CyberSource has agreed to indemnify us for an amount not to exceed $100,000 against any third party claim that the services provided by CyberSource or the use of any software provided by CyberSource in connection with the services, infringes any third party's intellectual property rights.

     Each year since inception, we have incurred increasingly larger net losses. These annual net losses increased from $1.5 million in 1996 to $5.4 million in 1997 and $31.1 million in 1998. For the foreseeable future, we intend to expend significant financial and management resources on the following components of our business:

     - brand development, marketing and promotion;

     - site content development;

     - strategic relationships development and maintenance (such as those with America Online, Excite, Netscape and Network Associates); and

     - technology and operating infrastructure development, including digital download capabilities.

     We expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. We anticipate these losses will increase significantly from current levels as we spend more on marketing and promotion, including new and increased spending for mass media advertising. To become profitable given our planned investment levels, we must generate and sustain substantial increases in net revenue. We cannot assure that our revenues will increase or even continue at their current level or that we will achieve or maintain profitability or generate cash from operations in future periods. Our current and future expense levels are, to a large extent, fixed at a significant level primarily due to marketing agreements. We have based these expense levels on our operating plans and on our estimates of future revenues, which we cannot assume we will meet. Our estimates of future revenues depend on sales that we anticipate resulting from our marketing agreements and increased advertising and from government sales. We cannot assure that we will meet our estimated revenue targets. Our revenues and operating results generally depend on the volume and timing of orders we receive, which are difficult to forecast. Further, as noted above, we expect our costs to increase above the fixed minimum. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenues would have an immediate adverse effect on our business. In view of the rapidly evolving nature of our business and our limited operating history, we are unable to accurately forecast our revenues. Further, we believe that period to period comparisons of our operating results are not necessarily meaningful and you should not rely upon these comparisons as an indication of future performance.

     We derive our revenues primarily from four sources:

     - sales of software to customers using credit cards;

     - sales of software to corporate customers that are invoiced directly under credit terms;

     - sales of software to various government agencies pursuant to contractual arrangements; and

     - to a lesser extent, amounts received from software publishers for advertising and promotion.

     We recognize our revenues from the sale of software, net of estimated returns, either upon shipment of the physical product or delivery of the electronic product via digital download. We defer net revenues associated with the sale of software pursuant to contracts with the U.S. government that require us to provide continuing service, support, and performance and recognize these revenues over the period that we provide service, support, and performance. We recognize revenues derived from software publishers for advertising and promotional activities as the services are provided. Our U.S. government contracts are subject to annual review and renewal by the applicable government agency. Although all such contracts presently remain in full force and effect, the applicable U.S. government agency may terminate such contracts without cause or prior notice. Because the government contracts may be terminated without cause or prior notice, we cannot be certain that we will generate any revenues from U.S. government contracts in any future period.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain items from the Company's consolidated statement of operations to total net revenues.

                                                             YEAR ENDED DECEMBER 31,
                                                             -----------------------
                                                             1996     1997     1998
                                                             -----    -----    -----
                                                                   (UNAUDITED)
Net revenues...............................................  100.0%   100.0%   100.0%
Cost of revenues...........................................   87.7     88.5     84.8
                                                             -----    -----    -----
Gross profit...............................................   12.3     11.5     15.2
Operating expenses:
  Research and development.................................    7.3      6.3     11.5
  Sales and marketing......................................   12.0     10.1     75.2
  General and administrative...............................    7.7      6.5     13.5
                                                             -----    -----    -----
          Total operating expense..........................   27.0     22.9    100.2
                                                             -----    -----    -----
Loss from operations.......................................  (14.7)   (11.4)   (85.0)
Interest income, net.......................................    1.4      1.0      0.2
                                                             -----    -----    -----
Loss from continuing operations............................  (13.3)   (10.4)   (84.8)
Loss from discontinued operations..........................  (12.6)   (21.5)      --
                                                             -----    -----    -----
Net loss...................................................  (25.9)%  (31.9)%  (84.8)%
                                                             =====    =====    =====

YEARS ENDED DECEMBER 31, 1997 AND 1998

     Net Revenues. Our net revenues increased from $16.8 million in the 1997 to $36.7 million in 1998. This increase primarily resulted from increased sales to consumer and corporate customers and as a result of new U.S. government contracts. Our net revenues from digital download software sales increased from $10.3 million in 1997 to $18 million in 1998.

     Cost of Revenues. Our cost of revenues consists primarily of the costs of software and software licenses sold to consumer and corporate customers, related credit card processing fees, and the costs of software licenses and software updates provided to the U.S. govern-ment. Our total cost of revenues increased from $14.9 million in 1997 to $31.1 million in 1998. This increase resulted from our increased software sales.

     Gross Margin. Our gross margin (gross profit as a percentage of net revenues) increased from 11.5% in 1997 to 15.2% in 1998. This increase primarily resulted from a shift in our revenue mix as we received an increased percentage of higher margin consumer business, an increased percentage of higher margin digital download and an increased percentage of higher margin advertising and promotional revenues from software publishers. In the future, we may expand or increase the discounts we offer to customers or otherwise alter our pricing structures and policies. If we take such an action, it may have an adverse impact on gross margin in future periods. In future periods our gross margin may decline if the revenues we generate from sales to the U.S. government or sales to large enterprise customers increase as a percentage of our total net revenues.

     Research and Development Expenses. Our research and development expenses primarily consist of personnel and other expenses associated with developing and enhancing our Web sites, as well as associated facilities related expenses. Our research and development expenses increased from $1.1 in 1997 to $4.2 million in 1998. These expenses also increased as a percentage of net revenue from 6.3% in 1997 to 11.5% 1998. This increase both in absolute dollars and as a percentage of net revenues primarily was the result of increases in our personnel and equipment related costs. We anticipate that our research and development expenses will continue to increase in absolute dollars in future periods.

     Sales and Marketing Expenses. Our sales and marketing expenses consist primarily of promotional expenditures and costs associated with operating our Web sites, including personnel and related expenses. In addition, we include the expenditures associated with our strategic marketing alliances under sales and marketing expenses. Our sales and marketing expenses increased significantly from $1.7 million in 1997 to $27.6 million in 1998. These expenses also increased significantly as a percentage of net revenues from 10.1% in 1997 to 75.2% in 1998. This increase both in absolute dollars and as a percentage of net revenues was primarily the result of costs associated with:

     - developing and maintaining our strategic marketing alliances;

     - a branding and marketing campaign (including expenses associated with our re-branding efforts); and

     - an increase in personnel to support increased sales and marketing and advertising expenditures.

     We intend to continue to pursue aggressive branding, sales and marketing campaigns. In addition, our current strategic marketing alliances with America Online, Excite and Netscape require us to make payments totaling approximately $26 million over the terms of those agreements. As of December 31, 1998, approximately $20.3 million of this amount remained to be paid. We are expensing the costs associated with the America Online and Netscape agreements ratably over the terms of the respective agreements. We are expensing the costs associated with the Excite agreement as payments become due. We are expensing the minimum payment amounts over the three-year term of the Co-Hosting Agreement with Network Associates. We may enter into similar strategic marketing alliances requiring significant minimum payments in the future and, as a result, we may substantially increase our sales and marketing expenditures. Due to our planned aggressive branding, sales and marketing efforts and our current and potential financial commitments in connection with our strategic marketing alliances, we expect sales and marketing expenses to increase significantly in absolute dollars and as a percentage of net revenues in future periods.

     General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel expenses, legal expenses, and corporate facility-related expenses. Our general and administrative expenses increased from $1.1 in 1997 to $4.9 million in 1998. These expenses also increased, as a percentage of net revenues, from 6.5% in 1997 to 13.5% in 1998. This increase in both absolute dollars and as a percentage of net revenues was primarily the result of increased personnel-related costs and facilities-related expenses associated with the hiring of additional personnel as well as increased provisions for bad debts.

     Interest Income, net. Interest income, net, consists of earnings on our cash investments, net of interest costs related to our financing obligations. Interest income, net, decreased from $167,000 in 1997 to $63,000 in 1998. This decrease was primarily a result of increased interest expenses totaling approximately $1,293,000 associated with our credit facility and our 7 1/4% Convertible Subordinated Notes offset by interest income totaling approximately $1,356,000 from higher average cash balances.

     Income Taxes. We incurred a net loss for 1997 and 1998. As a result, no provision for income taxes has been recorded in these periods. As of December 31, 1998, we had approximately $37 million of net operating loss carryforwards for federal income tax purposes, which expire between 2009 and 2013. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, we do not believe that we meet the criteria required by generally accepted accounting principles to realize the related deferred income tax assets and, accordingly, we have recorded a full 100% valuation allowance to reduce the deferred income tax assets to $0. Furthermore, as a result of changes in ownership of our stock from our preferred stock financings and our initial public offering, any attempt by us to use the net operating losses and tax credits may be subject to substantial annual limitations. These annual limitation may result in the expiration of net operating losses and tax credits before utilization. See Note 11 of Notes to Consolidated Financial Statements.

YEARS ENDED DECEMBER 31, 1996 AND 1997

     Net Revenues. Our net revenues increased from $5.9 million in 1996 to $16.8 million in 1997. This increase was primarily a result of increased sales to consumer and corporate customers and new U.S. government contracts. Our revenues from digital download software sales were $10.3 million in 1997.

     Cost of Revenues. Our cost of revenues increased from $5.1 million in 1996 to $14.9 million in 1997. This increase was primarily a result of our entering into additional U.S. government contracts and achieving increased product sales to consumer and corporate customers.

     Gross Margin. Our gross margin decreased from 12.3% in 1996 to 11.5% in 1997. This decrease was primarily a result of a shift in our revenue mix. U.S. government contract revenues bring a lower margin than our other revenue sources. During 1997, our revenues from these lower margin U.S. government contracts increased as a percentage of total net revenues. The decrease we realized in overall gross margin was partially offset by an increase in higher margin advertising and promotional revenues we received from software publishers.

     Research and Development Expenses. Our research and development expenses increased from $431,000 in 1996 to $1.1 million in 1997. Our research and development expenses as a percentage of net revenues decreased from 7.3% in 1996 to 6.3% in 1997. Our increase in research and development expenses in absolute dollars from 1996 to 1997 primarily was the result of an increase in personnel related costs. Our decrease in research and development expenses as a percentage of net revenues was primarily the result of our substantial increase in net revenues in 1997.

     Sales and Marketing Expenses. Our sales and marketing expenses increased from $704,000 in 1996 to $1.7 million in 1997. Our sales and marketing expenses as a percentage of net revenues decreased from 12.0% in 1996 to 10.1% in 1997. Our increase in sales and marketing expenses in absolute dollars from 1996 to 1997 primarily was the result of an increase in our personnel and advertising expenditures, as well as costs associated with a strategic marketing alliance. The decrease in our sales and marketing expenses as a percentage of our net revenues primarily was the result of our substantial increase in net revenues in 1997.

     General and Administrative Expenses. Our general and administrative expenses increased from $450,000 in 1996 to $1.1 million in 1997. Our general and administrative expenses as a percentage of net revenues decreased from 7.7% in 1996 and 6.5% in 1997. Our increase in general and administrative spending in absolute dollars in 1997 primarily was the result of increased salaries and facilities related expenses associated with our hiring of additional personnel, increased legal expenses associated with our settlement of a lawsuit, and increased bad debt reserves associated with our increase in net revenues. Our decrease in general and administrative expenses as a percentage of net revenues primarily was the result of our substantial increase in net revenues in 1997.

     Interest Income, Net. Interest income, net, increased from $85,000 in 1996 to $167,000 in 1997 due to earnings on higher average cash balances in 1997.

     Income Taxes. We incurred a net loss in both 1996 and 1997. Accordingly, we did not record provision for income taxes in either of these years.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth our unaudited quarterly consolidated statement of operations data for each of the four quarters during the years ended December 31, 1997 and 1998. In the opinion of our management, this information has been prepared substantially on the same basis as the audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus.

     In addition, in the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results. You should read this quarterly data in conjunction with our audited Consolidated Financial Statements and the Notes thereto appearing elsewhere in this prospectus. Our operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                        QUARTER ENDED
                                          --------------------------------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,
                                            1997        1997         1997            1997         1998        1998
                                          ---------   --------   -------------   ------------   ---------   --------
                                                                        (IN THOUSANDS)
Net revenues............................   $3,158      $3,454       $ 4,825        $ 5,389       $ 6,192    $ 7,577
Cost of revenues........................    2,783       2,892         4,295          4,903         5,254      6,408
                                           ------      ------       -------        -------       -------    -------
Gross profit............................      375         542           530            486           938      1,169
Operating expenses:
  Research and development..............      155         184           302            419           602      1,120
  Sales and marketing...................      265         332           442            657         1,953      4,268
  General and administrative............      164         247           265            411           635      1,178
                                           ------      ------       -------        -------       -------    -------
        Total operating expenses........      584         763         1,009          1,487         3,190      6,566
                                           ------      ------       -------        -------       -------    -------
Loss from operations....................     (209)       (221)         (479)        (1,001)       (2,252)    (5,397)
                                           ------      ------       -------        -------       -------    -------
Interest income, net....................       40          32            24             71            25       (167)
                                           ------      ------       -------        -------       -------    -------
Loss from continuing operations.........     (169)       (189)         (455)          (930)       (2,227)    (5,564)
Loss from discontinued operations.......     (583)       (455)       (1,036)        (1,542)           --         --
                                           ------      ------       -------        -------       -------    -------
Net loss................................   $ (752)     $ (644)      $(1,491)       $(2,472)      $(2,227)   $(5,564)
                                           ======      ======       =======        =======       =======    =======

                                                 QUARTER ENDED
                                          ----------------------------
                                          SEPTEMBER 30,   DECEMBER 31,
                                              1998            1998
                                          -------------   ------------
                                                 (IN THOUSANDS)
Net revenues............................     $ 9,742        $ 13,139
Cost of revenues........................       8,281          11,131
                                             -------        --------
Gross profit............................       1,461           2,008
Operating expenses:
  Research and development..............       1,287           1,192
  Sales and marketing...................       8,048          13,299
  General and administrative............       1,407           1,723
                                             -------        --------
        Total operating expenses........      10,742          16,214
                                             -------        --------
Loss from operations....................      (9,281)        (14,206)
                                             -------        --------
Interest income, net....................         383            (178)
                                             -------        --------
Loss from continuing operations.........      (8,898)        (14,384)
Loss from discontinued operations.......          --              --
                                             -------        --------
Net loss................................     $(8,898)       $(14,384)
                                             =======        ========

                                                         AS A PERCENTAGE OF TOTAL REVENUE
                                          ---------------------------------------------------------------
                                          MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,
                                            1997        1997         1997            1997         1998
                                          ---------   --------   -------------   ------------   ---------
Net revenues............................    100.0%      100.0%        100.0%         100.0%        100.0%
Cost of revenues........................     88.1        84.2          89.0           91.0          84.9
                                           ------      ------       -------        -------       -------
Gross profit............................     11.9        15.8          11.0            9.0          15.1
Operating expenses:
  Research and development..............      4.9         5.4           6.3            7.8           9.7
  Sales and marketing...................      8.4         9.7           9.2           12.2          31.5
  General and administrative............      5.2         7.2           5.4            7.6          10.3
                                           ------      ------       -------        -------       -------
        Total operating expenses........     18.5        22.3          20.9           27.6          51.5
                                           ------      ------       -------        -------       -------
Loss from operations....................     (6.6)       (6.5)         (9.9)         (18.6)        (36.4)
Interest income, net....................      1.3         0.9           0.5            1.3           0.4
                                           ------      ------       -------        -------       -------
Loss from continuing operations.........     (5.3)       (5.6)         (9.4)         (17.3)        (36.0)
Loss from discontinued operations.......    (18.5)      (13.2)        (21.5)         (28.6)           --
                                           ------      ------       -------        -------       -------
Net loss................................    (23.8)%     (18.8)%       (30.9)%        (45.9)%       (36.0)%
                                           ======      ======       =======        =======       =======

                                             AS A PERCENTAGE OF TOTAL REVENUE
                                          ---------------------------------------
                                          JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                            1998         1998            1998
                                          --------   -------------   ------------
Net revenues............................    100.0%        100.0%          100.0%
Cost of revenues........................     84.6          85.0            84.7
                                          -------       -------        --------
Gross profit............................     15.4          15.0            15.3
Operating expenses:
  Research and development..............     14.8          13.2             9.1
  Sales and marketing...................     56.3          82.6           101.2
  General and administrative............     15.5          14.4            13.1
                                          -------       -------        --------
        Total operating expenses........     86.6         110.2           123.4
                                          -------       -------        --------
Loss from operations....................    (71.2)        (95.2)         (108.1)
Interest income, net....................     (2.2)          3.9            (1.4)
                                          -------       -------        --------
Loss from continuing operations.........    (73.4)        (91.3)         (109.5)
Loss from discontinued operations.......       --            --              --
                                          -------       -------        --------
Net loss................................    (73.4)%       (91.3)%        (109.5)%
                                          =======       =======        ========

     The net revenues we have realized have increased significantly in each consecutive quarter presented due The net revenues we have realized have increased significantly in each consecutive quarter presented due to increased sales to consumer, corporate customers and the U.S. government. Our gross margins fluctuated on a quarterly basis during these quarters primarily as a result of changes in our revenue mix. In particular, our gross margin increased in the second quarter of 1997 and in the first quarter of 1998 primarily as a result of an increase in our advertising and promotional revenues as a percentage of our net revenues. Our gross margins decreased in the third and fourth quarters of 1997 primarily due to two factors: (1) our lower margin U.S. government contract revenues increased as a percentage of our net revenues; and
(2) our advertising and promotional revenues decreased as a percentage of our net revenues. Our research and development and general and administrative expenses increased in absolute dollars in each quarter presented primarily as a result of increases in our personnel related costs. We anticipate higher research and development expenses in the first three months of 1999 as a result of new hires and related costs. Our sales and marketing expenses also increased on a quarterly basis in each quarter presented as a result of increases in our personnel and facility-related costs. Sales and marketing expenses and general and administrative expenses each increased in absolute dollars in the third quarter of 1997, but declined as a percentage of net revenues because our net revenues increased more rapidly during such period. Sales and marketing expenses increased significantly in the first quarter of 1998 because we made significant payments under our strategic marketing alliances. These expenses also increased significantly in absolute dollars and as a percentage of net revenues in the second, third and fourth quarters of 1998 because we significantly increased our spending on branding, advertising, strategic marketing alliances and personnel.

     In the future our operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of our common stock would likely be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

     From inception through December 31, 1998, we have financed our operations primarily through private sales of preferred stock and our initial public offering of 5,750,000 shares of our common stock. We raised cumulative net cash proceeds totaling $14.8 million through private sales of preferred stock. In June 1998, we received net proceeds of $46.8 million from our initial public offering. We raised an additional $2.0 million at the closing of our initial public offering through the sale of common stock to America Online pursuant to a Common Stock and Warrant Subscription Agreement entered into in March 1998. In May 1998, we received $4.8 million through a credit agreement that we entered into with Deutsche Bank AG. We repaid all monies borrowed under our credit agreement in November 1998. In November and December 1998, we raised net cash proceeds totalling approximately $60.4 million through the sale of our 7 1/4% Convertible Subordinated Notes.

     As of December 31, 1998, we had approximately $81.5 million of cash compared with $2.6 million at December 31, 1997. Our current strategic marketing alliances provide for payments of approximately $9.0 million in 1999, approximately $10.2 million in the year 2000 and approximately $1.2 million in the year 2001. Currently, we have no other material commitments other than those under our operating leases and the U.S. government contracts.

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

     We used net cash of $299,000 in operating activities in 1997, and we used net cash of $29.4 million in operating activities in 1998. Our cash used in operating activities in 1998 was primarily comprised of the net effect of:

     - a net loss of $31.1 million;

     - increases in accounts receivable and prepaid expenses totaling $19.1 million related to accounts receivable from government contracts and prepaid partnership agreements;

     - an increase in deferred revenue related to the execution of the new U.S. government contract; and

     - increases in accounts payable and accrued liabilities related to our growth.

     We used net cash in investing activities in 1998 of $3.6 million for acquisitions of leasehold improvements and computer equipment.

     We received net cash of $112.0 million in 1998 from financing activities, primarily from proceeds of our initial public offering, our sale of common stock to America Online, our sale of Series D redeemable convertible preferred stock to certain private investors, from the credit agreement and from the sale of 7 1/4% Convertible Subordinated Notes.

     We believe that our cash at December 31, 1998 will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next twelve months. Thereafter, we expect that the cash we generate from operations likely will not be sufficient to satisfy our cash needs. We will need significant amounts of cash to make a variety of payments, including:

     - payment of the principal and interest on 7 1/4% Convertible Subordinated Notes when due;

     - payment of our financial obligations to America Online, Network Associates and Excite; and

     - payment of increasing sales and marketing expenses.

     We may need to sell additional equity or debt securities to raise cash to meet these obligations. Such sales likely would result in additional dilution to our stockholders. In addition, we cannot assure that financing will be available in amounts or on terms acceptable to us, if at all.

YEAR 2000 RISK MAY ADVERSELY AFFECT OUR COMPANY

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. We utilize software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, we are dependent on the institutions involved in processing our members' credit card payments for Internet services. We are also dependent on telecommunications vendors and leased point-of-purchase vendors to maintain network reliability.

     We are currently assessing the year 2000 readiness of our third-party supplied software, computer technology and other services. Based upon the results of this assessment, the Company will develop and implement, if necessary, a remediation plan with respect to third-party software, computer technology and services that may fail to be year 2000 compliant. We have assessed our proprietary software and internal systems and determined them to be year 2000 compliant. We anticipate that our systems, including components thereof provided by third-party vendors, will be year 2000 compliant by 2000. At this time, the expenses associated with this assessment and potential remediation plan cannot be determined. The failure of our software and computer systems and of our third-party vendors to be year 2000 complaint could have a material adverse effect on us.

                                    BUSINESS

INTRODUCTION

     Beyond.com Corporation is a leading online reseller of commercial off-the-shelf computer software. Through our online store (www.beyond.com), we offer customers a comprehensive selection of software, customer service and competitive prices. We believe that the Beyond.com site is one of the most widely known and used Web sites for the purchase of software. We deliver software to customers one of two ways: either we physically deliver the shrink-wrap software package, or we deliver the software over the Internet through digital download. We believe we provide our customers with superior value because we offer one of the largest selections of brand-name high quality software available online as well as the convenience of shopping from home or office, twenty-four-hours-a-day, seven-days-a-week.

     We believe that the Internet is an ideal medium to sell and deliver software for several reasons:

     - the demographics of Internet users overlap one-to-one with the demographics of potential software purchasers;

     - delivery via digital download of many software titles provides the customer with instant gratification; and

     - digital download allows large enterprise customers, such as corporations, government agencies and universities, to achieve efficient and cost-effective distribution of software.

     We have based our business on scaleable technology that permits the sale, order processing and delivery of software with limited human intervention. With our technology, and our significant operational experience, we can address the complex process of real time digital download. We have developed relationships with approximately 350 leading software publishers. These publishers have granted us the right to distribute approximately 5,600 software stock keeping units to customers via digital download.

     We also have entered into agreements with America Online, Excite, Netscape and Network Associates. Our agreements with these companies provide us with prominent display space on certain screens on each of these companies' Web sites. We believe these alliances have helped us to further consolidate our position as a leading online software reseller. Since we launched our Web site in November 1994, we have delivered software products to approximately 634,000 cumulative customers (including individual desktops for corporate and government customers and users to whom we have distributed freeware and trial download products). Our sales increased from approximately $5.9 million in 1996 to approximately $16.8 million in 1997 and have further increased to approximately $36.7 million in 1998.

INDUSTRY BACKGROUND

Growth of the Internet and Online Commerce.

     The Web and commercial online services such as America Online allow millions of people to share information and conduct business electronically. International Data Corporation estimates that the total value of goods and services purchased over the Web will increase from approximately $12.4 billion in 1997 to approximately $426 billion by 2002. A number of factors contribute to the growth of the Internet and its increased commercial use, including:

     - large and growing numbers of personal computers in the home and workplace;

     - improvements in network infrastructure and bandwidth;

     - easier and cheaper access to the Internet;

     - increased awareness of the Internet among consumer and business users;
       and

     - the rapidly expanding availability of online content and commerce which increases the value to users of being connected to the Internet.

     According to International Data Corporation, the number of Web users worldwide will increase from approximately 69 million at the end of 1997 to approximately 320 million by the end of 2002. The percentage of Web users buying goods and services on the Internet will increase from approximately 26% at the end of 1997 to approximately 40% by the end of 2002.

     The Internet also is a popular medium for purchasing and distributing software. Jupiter Communications, Inc. estimates that revenues from online sales of PC software in 1997 were $84.5 million and projects that these sales will grow to $2.4 billion in 2002.

Traditional Software Industry

     According to International Data Corporation, sales of all software through indirect sales channels in the United States is expected to grow from $24 billion in 1997 to approximately $52.7 billion in 2000, representing a compound annual growth rate of 17%.

     In addition, we believe that the software reselling industry is highly fragmented. Industry participants include regional and national chains of superstores, cataloguers, systems integrators, value-added resellers and small single location stores. We believe this fragmentation provides us an opportunity to increase our marketshare.

     The two primary categories of software purchasers are consumers and small businesses, and large enterprises such as corporations, government agencies and universities. These two market segments have different requirements, and software resellers use different channels to meet the differing needs of these purchasers.

     Consumers and Small Businesses. Software publishers primarily sell their software to these purchasers through a network of distributors and resellers and, to a lesser extent, directly to consumers. There are many software resellers in the United States which serve the consumer and small business market. These resellers vary in size. Some resellers are large regional and national chains of superstores, such as CompUSA, ComputerCity and Office Depot, which may carry hundreds of software titles in a single store. Some resellers are cataloguers, such as Micro Warehouse and CDW Computer Centers, offering several thousand software titles. Other resellers are small, single location stores carrying only a limited number of software titles.

     Large Enterprise Consumers. Publishers typically sell software to large enterprise consumers directly or through large corporate and value added resellers, including Software Spectrum, ASAP and Corporate Software and Technology. Large distributors, such as Ingram Micro, Merisel and Tech Data, serve as the primary suppliers for most resellers and carry a variety of software.

     The traditional software reselling industry is inefficient. In the consumer and small business market, physical store based resellers must make significant investments in real estate, inventory (due to both space constrains and costs) and personnel for each retail location.

     Cataloguers are constrained by limits on the size of their catalogs (on both the number of products and the information on those products that can be included in the catalog), printing expenses, mailing costs and inherent delays in reacting rapidly to price and product changes. In each case, these constraints limit the software product selection available to consumers. The traditional software reselling model also creates inefficiencies for participants in the large enterprise market. Publishers, resellers and the purchasing enterprises are all challenged by the logistical complexity, financial costs, administrative burden and the difficulties of distributing and tracking software, titles and updates across a large and dispersed user base. Under the traditional model, publishers also face additional inefficiencies, including:

     - the limited amount and type of software products sold in retail stores and catalogs;

     - the need to grant resellers and distributors generous rights of return to cover costs of inventory and risks that the software would no longer be used;

     - the risk of predicting what software customers will demand in the future; and

     - the risk of significant revenue recognition and restatement issues associated with any difference between projected and actual sales.

     Finally, publishers, distributors and traditional software resellers all face difficulty in obtaining demographic and behavioral information about software customers, making it hard for software publishers to offer personalized services and to directly market their products to certain consumer groups.

THE BEYOND.COM SOLUTION

     Beyond.com is a leading online reseller of software to consumers, small businesses and large enterprise customers. We offer a solution to many of the inefficiencies inherent in the traditional software reselling model. Key components of our solution include:

     Customer Convenience. We offer convenient services to customers because we enable them to purchase software online twenty-four-hours-a-day, seven-days-a-week, from home or the office. Additionally, we are flexible on how we can distribute software: in shrink-wrap packages or by using digital download. Digital download can enable large enterprise customers internally distribute and track software and software updates more efficiently than alternative distribution methods.

     Selection. We have the capacity for unlimited online shelf space. We offer our customers an extensive selection of software titles as well as related stock keeping units and product information. However, we do not face the expense of monitoring a physical store-based infrastructure. We carry approximately 39,000 software stock keeping units and approximately 5,600 stock keeping units that can be delivered to customers via digital download.

     Customized Service. We capture significant customer preference data during each customer session on our Web site. With this information, we can customize a user's shopping experience on subsequent visits. As an online reseller, we can better educate the customer about software products through:

     - online product reviews and customer rankings;

     - product recommendations;

     - trial downloads;

     - additional product information; and

     - online customer support.

     Publisher Benefits. As an online reseller of software products, we are not constrained by the inherent limitations of a physical store. Therefore, we can allow publishers to offer all of their available titles to customers in our online store. In addition, because we offer products for digital download, publishers reduce the risk of customer demand forecasting. As a result, we reduce the administrative costs and mitigate the significant revenue recognition and restatement concerns publishers face when they forecast demand. Finally, publishers can work with us to obtain demographic and behavioral data about end users. This data expands publishers' opportunities for marketing and targeted services.

STRATEGY

     Our objective is to be the dominant reseller of software to consumers, small businesses and large enterprises. We intend to capitalize on and extend our market position as one of the first movers in online software reselling through the following key strategies:

     Enhance New Brand Recognition. We must build awareness of our Web site to attract and expand our Internet customer base. In August 1998, we began doing business under the name Beyond.com. Simultaneously, we also redesigned our Web site to improve our offerings to consumers and make our online store easier to use. We intend to promote, advertise and increase recognition of our brand through a variety of marketing and promotional techniques, including:

     - co-marketing agreements with major online sites and services;

     - expanding online content and ease of use of our Web site;

     - enhanced customer service and technical support (including issues unique to software reselling);

     - advertising on radio, television, leading web sites and other media;

     - conducting an ongoing public relations campaign; and

     - developing other business alliances and partnerships.

     Promote Digital Download. We are currently a leader in digital download with approximately 5,600 software stock keeping units available for digital download from our online store direct to the end user's personal computer. Digital download offers convenience to customers and economic advantage to us and to software publishers that we believe are superior to those offered by traditional methods of software delivery. We intend to increase the number of software stock keeping units available for purchase by digital download and the number of customers who use digital download by:

     - simplifying the use of digital download for consumers;

     - working with software publishers on digital download initiatives;

     - enhancing our own technology and systems; and

     - implementing digital download promotional activities.

     Leverage and Further Develop Strategic Relationships. We intend to continue to leverage our strategic marketing alliances with America Online, Excite, Netscape and Network Associates to enhance our brand recognition and to increase customer acquisitions and sales. We also intend to expand our online visibility. As a result, we may enter into relationships with additional leading software publishers, Internet access providers, search engines and other high traffic Web sites. For example, in September 1998, we entered into agreements with Network Associates, granting us, among other things, the right, with several limitations, to be the exclusive reseller of certain retail software products on certain Network Associates' Web sites.

     Capitalize on Large Enterprise Opportunities. In addition to targeting consumer and small business customers, we also will market our services to large enterprise customers, such as major corporations, government agencies and universities. We believe that the speed, convenience and cost advantages of digital download make digital download an attractive alternative method of purchasing software for large enterprises. We intend to become the online reseller of choice for large enterprise customers by capitalizing on our success in meeting the needs of our government customers.

     Maintain Technology Focus and Expertise. We intend to leverage our scaleable, state of the art, interactive commerce platform to enhance the services we offer and to expand the benefits of online software reselling. Our internal development group will continue to expend substantial efforts to develop, purchase, license and make technological advancements to our Web site and our transaction processing systems.

     Leverage Superior Economic Model; Focus on Online Environment. We believe we have an inherent economic advantages relative to software resellers operating through stores or catalogs because we are not burdened with the personnel costs or overhead of operating a physical store or the costs and limitations of selling through printed catalogs. We can also effectively target potential software customers because the demographics of Internet users overlap one-to-one with the demographics of potential software purchasers. We intend to leverage our online model and focus on delivering an increasing number of software products through digital download. Leveraging our online model and delivering products through digital download will allow us to achieve cost and margin advantages compared to traditional software resellers.

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

     Strengthen First Mover Advantages. We believe significant barriers exist that make it increasingly difficult to enter the online software marketplace in a cost effective manner. These barriers include:

     - the necessary up front investment in technology and technical infrastructure, such as that required for real time processing of both payment and order fulfillment;

     - the time and expense required to develop an online store that effectively draws customers to a Web site;

     - the time, expense and expertise necessary to develop publisher and distributor relationships; and

     - the need to develop strategic alliances with high traffic, high profile Web sites.

We intend to extend our first mover advantage in each of these areas.

OUR ONLINE SOFTWARE STORE

     In August 1998, we redesigned our Web site. We incorporated additional features to enhance our Web site's search, recommendation, and customization functionality. We believe these improvements, along with our new advertising and promotional activities and enhancements to our digital download process, will enhance the shopping experience for potential software purchasers.

     Customers enter our online store through our simple, intuitive and easy to use Web site. Our Web site instantly recognizes the customer's browser type and tailors the format of our online store to that system with customized pages for particular browsers. Our goal is to make the shopping process as easy as possible for customers. Users accessing our online store generally fall into one of two categories: individuals who know what product they want to buy and seek to purchase it immediately in a highly convenient manner; or individuals who browse the store, seeking an entertaining and informative shopping experience. We designed our online store to satisfy both types of users in a simple, intuitive fashion.

     Presently, customers who use our online store can:

     - conduct targeted searches through a catalog of approximately 39,000 software stock keeping units;

     - browse among featured software titles and special offers;

     - read customer reviews and customer production ratings;

     - participate in promotions;

     - check the status of their orders;

     - access our customer support representatives by telephone, fax and e-mail twenty-four-hours-a-day, seven-days-a-week;

     - read about a variety of highlighted subject areas and special features, including current event features and features arranged by topic, such as the Microsoft Showcase, the Macintosh Center and the Games Center; and

     - preview new or upcoming releases.

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

We expect to further improve our online store to include specialty sections within the site, product reviews, greater interactivity and product presentations that we design based on customer preferences.

     Shoppers purchase products by simply clicking on a button to add products to their virtual shopping baskets. Just as in a physical store, customers can add and subtract products from their shopping baskets as they browse prior to making a final purchase decision. To execute orders, customers click on the buy button. A message on the screen prompts customers to supply shipping and, in the case of consumers, credit card details, either by email or by telephone. Our store design allows customers to buy several products at once rather than having to repeat the same purchase process for each desired product. All customer information is stored on our secure server. We furnish customized order forms for repeat customers. Our system automatically confirms each physically shipped order by email to the customer within minutes after the customer places the order and advises customers by email shortly after our distributors ship the product. Our representatives handle customer service and support, answer general questions and provide product information by telephone, fax and email.

     We believe that our representatives provide valuable feedback regarding customer satisfaction which we use to improve our services. We do not currently charge our customers for service and support services.

PRODUCTS

     We offer approximately 39,000 software stock keeping units from leading software publishers for physical delivery. Because of the efficiencies related to online inventory, we can offer a broad selection of hard to find and specialty software titles which may not be available in traditional software stores. A single software title often has multiple stock keeping units depending upon:

     - operating systems (i.e., Macintosh, Windows, Windows NT);

     - media (i.e., CD Rom, floppy disk); or

     - license type (i.e., single or multi-user licenses).

We also offer approximately 5,600 stock keeping units from approximately 350 publishers for immediate delivery via digital download. These stock keeping units include popular titles by Adobe, Cybermedia, Electronic Arts, FileMaker Pro Inc. (formerly Claris), IBM, JavaSoft, Lotus, Microsoft, Network Associates (formerly McAfee), QUALCOMM, Sun Microsystems and Symantec.

     We have focused on offering as many major software titles as practical through digital download. Because of the limited bandwidth and relatively slow modem speeds now available, the size of many popular software titles currently prevents them from being delivered via digital download. We believe that ten megabytes is the maximum size of a software stock keeping unit that most consumers currently will purchase through digital download. A ten megabyte software stock keeping unit, such as Norton Utilities for Windows NT, takes approximately one hour for a complete digital download at 28.8 Kpbs. We believe that the size of new software products with continue to increase. Unless there is a significant increase in network bandwidth, customers may not want to download new software products because they are too large. However, we believe that as improvements in Internet infrastructure and bandwidth emerge, such as cable modems and digital subscriber line technologies, customer demand for products delivered through digital download and the speed at which we can electronically deliver them will increase. However, if digital download is not accepted by most customers, then our business will suffer. Our revenues from software products sold through digital download amounted to $10.3 million in 1997 and $18 million in 1998. Even if most consumers use and accept digital download, the substantial existing and future technical challenges of electronically delivering software reliably and consistently in the long term may persist. Failure to overcome these challenges would materially hurt our business.

     We use traditional distributors to distribute our products for physical delivery. To distribute our products via digital download we download the substantive majority of the product directly from the software publishers. We do not carry significant inventory and we primarily rely on distributors rapidly to distribute physical products directly to customers. When a customer places an order for shrink-wrap software, we promptly transmit the order information to the distributor for processing and rapid distribution to customers. A major software distributor supplied us with software that accounted for a substantial portion of our total software sales in 1997 and 1998. We have developed customized information systems and automated ordering processes to allow us to pursue our goals:

     - to offer an extensive selection of products;

     - to avoid the high costs and capital requirements associated with owning and warehousing product inventory; and

     - to escape the significant operational effort associated with same day processing and shipment.

Although we believe that we can replace our relationship with the major software distributor without much difficulty, if this relationship terminates then the publishers or distributors that currently supply us with software might cease to continue to supply us and we might be unable to establish new relationships with other publishers and distributors. We cannot assure our current vendors will continue to supply stock keeping units to us.

     We have three contracts with departments of United States government agencies. The first two of these agreements accounted for approximately 33% of our revenues in 1997 and approximately 29% in 1998. Microsoft supplies us with a substantial majority of the software sold under these agreements. These agreements with the U.S. government are renewable on an annual basis and may be terminated for any reason at any time. Therefore, it is possible that we may not receive any revenue from sales of software to the U.S. government in the future. Our contract with Microsoft may be terminated for any reason by providing written notice at least 30 days before a given term expires. If the U.S. government terminates or fails to renew any one of these agreements or if Microsoft fails to supply its software products to us for resale, our business would suffer materially. We have also entered into an agreement with certain GTSI pursuant to which we perform digital download of certain software resold by GTSI to the U.S. government. We have no other customers who account for more than 10% of our revenues in 1997 or in 1998. Furthermore, our contract with Microsoft permits Microsoft to approve our credit worthiness by evaluating publicly available information. In addition, as long as the request is reasonable, Microsoft may reasonably require us to provide sufficient additional information to determine our credit worthiness. If Microsoft determines that we are no longer creditworthy or that we failed to comply with the payment or reporting terms of our agreement, then it may require us to post security that it deems acceptable.

MARKETING AND SALES

     Strategic Relationships. We pursue strategic relationships to expand our online presence, increase our access to online customers and build our brand recognition. In pursuing these relationships, we seek to be the exclusive or semi-exclusive reseller of software on key screens of major Web sites. To date, we have established the following strategic relationships:

     America Online. In March 1998, we entered into an agreement with America Online, the leading online service provider with approximately 14 million members, for a term of 42 months. Under the agreement, America Online will:

     - promote our web site as the exclusive and semi-exclusive reseller of software products on certain screens in the America Online service and America Online's Web site;

     - deliver a specified number of screen views with links to our web site over the term of our agreement;

     - advertise Beyond.com as the exclusive software reseller on certain screens included in the Computing Channel, the America Online Personal Finance Channel, and the Games Channel, subject to certain limitations or payment adjustments required of us; and

     - promote Beyond.com as a software reseller on a semi-exclusive basis on certain screens on the Computing Channel, and the Entertainment Web Channel, among others.

There are important exceptions to the exclusivity rights discussed above, including software products sold by or on behalf of publishers and by America Online through "pop up" advertisements.

     Under the agreement with America Online, we must make minimum payments totaling $21 million to America Online by March 1, 2000. In addition, we must pay a percentage of revenues that we earn on software sales to America Online members above specified minimum amounts. We can sell advertising on our promotional screens on the America Online service and Web site as long as we pay a percentage of certain advertising revenues above specified minimum amounts to America Online.

     Under the agreement, America Online in its sole discretion may reduce or cease placements of our promotions. America Online also may restrict access from its service to our Web site in certain circumstances if the functional integrity of the America Online service is compromised or America Online's ability to provide service to its users is adversely affected. America Online also may change its business model so that a substantially larger number of America Online members pay hourly charges for general access and use of the America Online service, which may have a material adverse effect on the sale of the Company's products. If America Online changes its business model in this way, we will adjust the payments we make to America Online. Our agreement with America Online expires in August 2001, or earlier in the event of a material breach, and America Online has the right to renew this agreement for two successive one-year terms, during which time America Online has no exclusivity obligations to us.

     Excite. In March 1998, we entered into an agreement with Excite, a leading search engine provider with over fifty million page views a day, for a term of at least 36 months.

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

Under the agreement, Excite agreed not to display paid promotional links or advertisements of other specified types of software resellers on certain screens within certain channels of Excite's "excite.com" Web site. These screens include certain screens in Excite's Computers and Internet Channel and the Computers and Software Department of its Shopping Channel. In addition, we have the right to display links to our Web site on certain other screens on Excite's web site. Over the term of this agreement, Excite must deliver a specified number of screen views with links to our Web site. Over the first three years of this agreement we must make substantial payments to Excite and pay a percentage of certain transactional revenues that we earn above specified minimum amounts. Our agreement with Excite ends when Excite satisfies its obligations to deliver screen views with links to our Web site. However, the agreement will not terminate before April 2001, except if either party materially breaches the contract.

     Netscape. In June 1997, we entered into an agreement with Netscape, a leading provider of open software for linking people and information over intranets, extranets and the Internet, for a term of 24 months from August 1, 1997. Under the agreement, we created an online store -- the "Netscape Software Depot by Beyond.com" -- to market and distribute software products which are compatible with the Netscape ONE platform Internet site. Under the agreement, we allocate sales and advertising revenues generated from this online store based on specified percentages. Under the agreement, we paid Netscape for a license to use certain Netscape trademarks. The agreement terminates on July 31, 1999, and either party also can terminate this agreement if either the specified screen views with links to our Web site or net revenue milestones have not been met.

     Network Associates. Since September 1997, we have entered into various agreements with Network Associates, a developer of electronic commerce locations and producer of certain products marketed under the McAfee name. These agreements concern the online sale of software and the management of certain web sites. Under these agreements, we act as a:

     - reseller of Network Associates' products on our Web site;

     - co-host of certain Internet sites developed by Network Associates; and

     - reseller of Network Associates' products on our Web site.

     We cannot assure that enough people will visit our online store or that we will make enough sales to meet our financial obligations to America Online, Excite or Network Associates. We continue to maximize benefits derived from each of these agreements. However, we are also uncertain whether we will satisfy our obligations under our strategic contracts so that America Online, Excite, Netscape or Network Associates will not terminate our agreements. Our failure to do any of the above will likely materially hurt our business. In addition, we may not automatically renew our agreements with America Online, Excite, Netscape and Network Associates when they expire. We cannot assume that we can renew any of the agreements at all or on terms that are acceptable to us. Furthermore, we based our significant investment in our strategic relationships on several factors, including:

     - the continued positive market presence of Excite, Netscape and Network Associates;

     - the reputation and anticipated growth of America Online, Excite, Netscape and Network Associates; and

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

     - the commitment by each of America Online and Excite to deliver specified numbers of screen views with links to our Web site.

If the significant market presence, business or reputation of our strategic partners declines, or America Online and Excite fail to deliver the specified numbers of screen views with links to our web site, then our agreements with them will be less valuable. A significant decrease in the value of these agreements will likely materially hurt our business. In addition, we, along with America Online, may separately pursue and sell advertising in our content areas distributed through America Online. We cannot assure that America Online will not compete with us for limited software reseller advertising revenues. We expect our agreements with America Online, Excite, Netscape and Network Associates to represent significant distribution channels for our software sales. If any of these agreements are terminated, then our business will likely be materially hurt.

TRADITIONAL ADVERTISING

     In August 1998, we began to promote our online stores through a proactive advertising program. This program initially targeted potential customers through national media outlets such as magazines, newspapers and radio broadcasts. In December 1998, we began advertising on television. We plan to continue our expenditures for advertisements in traditional media in the future. We believe our ongoing advertising program will facilitate the continued growth of our brand, increase the reach of our name recognition and drive new customers to our online store.

ONLINE ADVERTISING

     In addition to our strategic agreements and traditional advertising, we use many online sales and marketing techniques to increase brand recognition and drive traffic to our online stores including purchasing banner advertising on search engine Web sites and Internet directories, and direct links from publisher home pages.

     We can display banner advertisements for certain set periods of time or when a user searches for information relating to certain keywords (such as "software") and programs, as well as the names of publishers. We also have established direct links with the Web sites for certain software publishers. These links allow a potential customer visiting that publisher's Web site to automatically link to our order from and purchase software.

DIRECT MARKETING

     We believe that the demographics of Internet users overlap one-to-one with the demographics of potential software purchasers and that the Internet provides additional opportunities for direct marketing to the Company's customers through a variety of mechanisms. We are exploring such direct marketing opportunities as store customization to present each customer with a customized merchandise assortment based on historic purchasing patterns and equipment type. We use direct marketing techniques to target new and existing customers with customized offers such as an email newsletter that includes purchase recommendations based on demonstrated customer preferences or prior purchases. We intend to enhance such techniques in the future.

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

AFFILIATES PROGRAM

     Our Affiliates Program increases our market presence by allowing affiliate Web sites to offer software to their audience for which we provide fulfillment. The affiliate embeds a hyperlink to our site, together with software recommended for that affiliate's targeted customers base. This hyperlink automatically connects the customer to our online store where the affiliate's customer may place an order. The affiliate can offer enhanced services and recommendations, while avoiding ordering and fulfillment costs. Under these short term arrangements, we must pay the affiliate a small percentage of the sales they generate. We can terminate these agreements with limited notice.

CUSTOMER SERVICE AND SUPPORT

     We believe that we can establish and maintain long-term relationships with our customers and encourage repeat visits and purchases if, among other things, we have good customer support and service. We believe that the resale of software presents complex customer service and support challenges that we have the expertise to address. Our customer support and service personnel handle general customer inquiries, answer customer questions about the ordering process, and investigate the status of orders, shipments and payments. We have automated certain of the tools used by our customer support and service staff, such as tracking screens that let our support staff track a transaction by any of a variety of information sources. At any time in the purchasing process, a customer can access our support staff by fax or email by following prompts located throughout our online store, or by calling our toll free telephone line. Customers who do not wish to enter their credit card numbers through the Web site also may use the toll free line for purchases. We currently employ a staff of twenty-four-hours-a-day, seven-days-a-week customer support and service personnel. We outsource our first level of customer support and services through a leading provider of customer support services.

     The U.S. government and corporate consumers purchase a substantial portion of our software sales. Therefore, we maintain specialized support staffs for these departments. Also, our government and corporate support staffs provide standard support services as well as targeting particular government and corporate customers for specific new products and version enhancements. We intend to increase our sales and marketing efforts with respect to both government and corporate purchasers.

     We maintain a structured return policy. A customer may return products for replacement or credit if we authorize the credit. A customer may return shrink-wrap product with a return material authorization number. We issue the customer a corresponding credit when we receive a credit from the appropriate distributor indicating receipt of the returned product. We issue the customer a credit for electronically distributed products only when we receive by facsimile a signed "letter of destruction" from the customer. Historically, we have not incurred outstanding return material authorization exposure necessitating reserves. Our credit card chargebacks during 1998 represent less than 2% of our total revenue.

TECHNOLOGY

     We use complex proprietary and commercially licensed technology to make both the customer experience and our management reporting process as seamless and simple as possible. To this end, we developed technologies and systems to support scaleable, flexible and simple online reselling in a secure and easy to use manner. By using a combination of proprietary solutions and commercially available licensed technologies, we have developed systems for online content dissemination, online transaction processing, customer service, market analysis and electronic data interchange. We integrated these proprietary and commercially available systems into a unified software sales and reporting system. Research and development costs in 1996, 1997 and 1998 were $431,000, $1.1 million and $4.2 million, respectively.

     Scaleability and Flexibility. We built our hardware and software architecture on a transaction-processing model which allows us to distribute the processing load among multiple parallel servers. This architecture allows us to scale by either adding new servers or increasing the capacity of existing servers. We designed our hardware and software configuration to scale to support growth while maintaining user performance and minimizing the cost per transaction. In the rapidly changing Internet environment, it is important that we are able to update our system to stay current with new technologies. Our system's template technology and modular database design allow us to easily add or replace software components, page layout templates and search and retrieval engines with minimal effort and disruption. We designed our hardware and software architecture to allow us to inexpensively and rapidly add co-branded Web sites that integrate with our online store.

     Seamlessness. Our multiple hardware and software systems integrate seamlessly to manage real time transactions with limited human intervention. Our systems automatically process orders for downloadable software to completion, automatically route electronically orders for products that we must ship to one of our distributors as well as charge the customer's credit card after there is confirmation that one of our distributors shipped the products and automatically route orders requiring human intervention to our customer service representatives.

     Components of Our Technology. We use commercially available software as well as software we developed internally. We have a policy of limiting the number of hardware and software vendors whose products are used in our production systems. This policy facilitates integration, maintenance, performance and upgrades.

     Store Engine Architecture. We base our hardware and software systems on a distributed transaction-processing model. This model allows us to distribute applications and data among multiple parallel servers. We developed many of the software components and the pages of our Web site in a manner that lets us separate the page look and feel from the individual data elements and their associated database lookups. This separation permits frequent changes to product pricing information, reduces software updates for web site changes and minimizes the engineering required to maintain a growing amount of items and content. We use proprietary technology that allows Web sites with different formats to integrate our online store elements, such as search, vendor and product pages. This technology allows us to maintain several Web storefronts over a single order processing and customer service system.

     Enterprise Download Manager. For the large enterprise environment, we developed technology to aid in the distribution of large software products (in terms of number of bytes) and large numbers of software products. This technology includes server software, which maintains a cache of software downloaded to key locations behind a customer's firewall and an enhanced version of the Sm@rtCert technology licensed on a non-exclusive basis from CyberSource which we offer as an integrated service. We call this integrated service the "Enterprise Download Manager." By distributing caches of software (many of

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

which may be too large to download) to key locations within an enterprise, a large enterprise can ensure that the current release of software is available to its staff with minimal supervision. We can overcome problems of failed download and lost connections by providing a dedicated server with our Enterprise Download Manager service to manage and receive the download. By using a local cache, the Enterprise Download Manager satisfies most requests for software updates internally. This significantly reduces the amount of network traffic. We use this technology to deliver products electronically together with marketing and promotional information. In addition, our Enterprise Download Manager service tracks the transmission of software via digital download. If there is a disruption of the transmission, Enterprise Download Manager restarts the transmission and completes the interrupted download without the need to restart the entire download.

     Back Office Processing. The real time nature of fulfilling downloaded software orders adds significant complexity to the design of our back office system. Typical transaction processing systems assume that a physical process must take place to deliver the product. The time required for physical delivery eliminates the need to process orders in real time (as well as the customer's expectation of real time processing). When a customer wants to download the software it purchases via digital download, the customer expects to be able to start downloading within seconds of confirming the transaction. This need for almost instant initiation of delivery impacts the design and operation of our entire back office system. We must automate every element of a sale because we do not have the time needed for human intervention.

     We believe that our sophisticated back office transaction processing system, which successfully processes, manages and fulfills software orders for digital download with limited human intervention in real time, is a significant competitive advantage. Our transaction processing system incorporates commercially available database components purchased from leading vendors, proprietary software products we developed and Internet commerce services supplied by CyberSource. This system accepts orders captured by the store engine and processes them according to pre-coded rules, validates each order, screens the order for possible fraud, authorizes the payment method and transmits an electronic message to our distributors for physical delivery or allows the customer to download the product through digital download following approval of an order. Our customer service representatives can access the entire history of any order or customer online through a Web-based interface. Representatives also can manage an order entirely from within this interface. Our system logs all actions by a customer service representative including the identity of the representative, the actions taken and a time stamp of the action.

     Data Warehouse. We use a database management system to index, retrieve and manipulate product information, content, product catalogs, orders and transactions, customer information and perform rapid searching, sorting, viewing and distribution of a large volume of content. The data warehouse lets us access detailed transaction and customer interaction data and perform proprietary market analysis. Our data warehouse incorporates commercially available hardware and software combined with our proprietary software in a configuration that we developed. This data warehouse provides a unified platform for our store engine and back office systems. Any reduction in performance, disruption in Internet access or discontinuation of services provided to us by CyberSource might materially hurt our business. We cannot assure that:

     - our transaction processing systems and network infrastructure can accommodate increases in network traffic in the future;

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

     - we will accurately project the rate or timing of such increases;

     - we will upgrade our systems and infrastructure to accommodate future traffic levels on our online sites;

     - we will effectively upgrade and expand our transaction processing systems;

     - we will successfully integrate any newly developed or purchased modules with our existing systems;

     - we will successfully use new technologies; or

     - we will successfully adapt our online sites, proprietary technology and transaction processing systems to meet customer requirements or emerging industry standards.

SECURITY

     Customer Reassurance. To be a successful online retailer, we must maintain the integrity of information, particularly the security of information such as credit card numbers. We believe that our existing security systems are at least as secure as those used for traditional transactions (i.e., in store or mail order purchases). We also believe that we have a comprehensive security strategy. Our system automatically monitors each purchase, confirms each order by email to the customer within minutes after the customer places the order and advises customers by email shortly after our distributors ship physical orders.

     Fault Tolerance and Scaleable Internet Access. We designed our systems for automatic transfer to "hot" spare systems in the event of a failure. We also equipped our systems with fully automated reporting tools. These tools provide automated trouble notification and detailed event logging. We maintain a minimum of two of each critical production system. For distributed systems such as web servers, as many as 30 systems may be active. A load distribution system monitors traffic to each server. Should a system fail to respond to a request, the automated distribution system will redistribute traffic among the remaining machines with no loss of user functionality. Standby systems that monitor the health of the live machine automatically take over in the event of a failure of our firewall and load distribution system. After correcting the problem, these automated systems then notify technical staff by pager so our staff can replace or repair the failed system.

     We contract with a Web site provider that specializes in providing scaleable business solutions to high volume Internet sites for mission critical Internet connectivity. We contracted with the provider to deliver a secure platform for server hosting with uninterruptible power supply and back up generators, fire suppression, raised floors, heating ventilation and air-conditioning, separate cooling zones, seismically braced racks, operations twenty-four-hours-a-day, seven-days-a-week and high levels of physical security. We connected our systems to a high speed Internet connection with multiple, redundant interconnects to key backbone locations.

     Notwithstanding these precautions, we cannot assume that the security mechanisms used by us, our suppliers or our Internet provider will prevent security breaches or service breakdowns. Despite the network security measures we have implemented, our servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Such a description could lead to interruptions or delays in our service, loss of data, or our

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

inability to accept and fulfill customer orders. Any of these events would materially hurt our business, results of operations and financial condition.

RELATIONSHIP WITH CYBERSOURCE CORPORATION

     In December 1997, in order to focus on our core business of selling software over the Internet, we spun off our Internet commerce services business to a new Delaware corporation, now called CyberSource Corporation. In connection with this spin off, we entered into certain agreements with CyberSource to define the ongoing relationship between our two companies. Five out of six of our directors are also directors of CyberSource. Certain other members of our management team joined CyberSource as executive officers. Accordingly, these agreements may not be deemed the result of arm's length negotiations.

     Under our conveyance agreement with CyberSource dated December 31, 1997, we transferred to CyberSource:

     - technology (including rights to patent applications, trademarks and other of our intellectual property rights);

     - contracts and licenses with third parties; and

     - certain tangible assets that we use for credit card processing, fraud screening, export control, territory management and electronic fulfillment notification.

In addition, we transferred our employees who worked on our Internet commerce services business to CyberSource.

     Under the terms of our inter-company cross license agreement with CyberSource, which we entered into in April 1998 and amended in May 1998, we granted to CyberSource a non-exclusive, worldwide, perpetual, irrevocable, royalty-free license to internally use our Cache Manager technology, and use and sublicense our customer database for certain limited purposes relating to fraud verification and detection. In exchange, CyberSource granted us a worldwide, perpetual, irrevocable, royalty-free license to internally use CyberSource's Sm@rtCert technology with the right to modify the technology so we may embed such technology into our Cache Manager (either alone or in combination with other software) for subsequent sublicense and for use by enterprises and government agencies. This agreement also provides that we jointly own certain utility tools. It allocates between us and CyberSource ownership of certain inventions made by each party on or before June 30, 1998, and ownership of certain improvements, enhancements and modifications by the parties to the Sm@rtCert and Cache Manager technologies made through 1999. Each party agreed to indemnify the other against any third party claim against the licensor resulting from the licensee using the licensed technology, except to the extent such a third-party claim is based upon a claim that the licensed technology infringes upon its intellectual property rights.

     We also entered into an Internet commerce services agreement with CyberSource. Under this agreement, CyberSource agreed to provide certain services to us including credit card processing, fraud screening, export control, territory management and electronic fulfillment, in a "back office" capacity. CyberSource agreed to indemnify us for an amount not to exceed $100,000 if a third party claims that the services CyberSource provides to us, or the use of any software that CyberSource provides in connection with the services, infringes upon the third party's intellectual property rights. We agreed to indemnify

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

CyberSource for an amount not to exceed $100,000 if a third party claims that the software we distribute infringes upon its intellectual property rights. This services agreement expires on December 31, 1998, and automatically renews for an additional one-year term, unless either party terminates it.

     Based on our relationship with CyberSource, our business would be disrupted if:

     - CyberSource discontinues any of the services that it provides to us under the services agreement;

     - either party terminates the cross license agreement; or

     - CyberSource reduces its performance so we must replace such services or internally develop or license such technology from a third party.

     CyberSource provides to other customers, including our competitors, the same services that it provides to us. Under our agreements with CyberSource, CyberSource may compete directly with us, acquire a third party which competes with us, or be acquired by a third party which competes with us. Any of those actions could materially hurt our business.

COMPETITION

     The online commerce market is new, rapidly evolving and intensely competitive. We expect competition to intensify in the future because barriers to entry are minimal, and current and new competitors can launch new Web sites at relatively low cost. In addition, the software reselling industry is intensely competitive. We currently compete primarily with traditional software resellers, other online software resellers and other vendors. In the online market, we compete with online software resellers and vendors that maintain commercial web sites, including CompUSA, BuyDirect.com, Outpost.com, Egghead.com and Buy.com, and a growing number of software publishers that sell their software products directly online. Barnesandnoble.com and Amazon.com also recently began reselling software online. We also anticipate that we may soon compete with other software publishers, including Microsoft, that plan to sell their products directly to customers online, and indirect competitors that specialize in online commerce or derive significant revenues from online commerce, including America Online, Netscape, Amazon.com and Yahoo! These companies may offer software products for resale, or others may offer software products for resale through these companies. In addition, the following entities have established, or may soon establish, commercial Web sites offering software products:

     - mail order and/or direct marketers of computer products (including cataloguers such as Micro Warehouse and CDW Computer Centers and manufacturers such as Dell Computer and Gateway);

     - major software product distributors such as Ingram Micro and Tech Data;
       and

     - major retailers of other related products, such as OfficeMax, Staples and Office Depot.

     Competitive pressures created by any one of these current or future competitors, or by our competitors collectively, could materially hurt our business.

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

     We believe that the principal competitive factors in our market are:

     - brand recognition;

     - selection;

     - convenience;

     - price;

     - speed and accessibility;

     - customer service;

     - quality of site content; and

     - reliability and speed of fulfillment.

     In addition to those factors, the large enterprise market also focuses on:

     - compatibility of products;

     - administration and reporting;

     - single source supply;

     - security; and

     - cost-effective deployment.

Many of our current and potential competitors have longer operating histories and larger customer bases than we do. In addition, many of our current and potential competitors have greater brand recognition and significantly greater financial, marketing and other resources than we do.

     In addition, as more people use the Internet and other online services, larger, well established and well financed entities may:

     - acquire online competitors or software publishers or suppliers;

     - invest in online competitors or software publishers or suppliers; or

     - form joint ventures with online competitors or software publishers or suppliers.

     Certain of our actual or potential competitors, such as Ingram Micro and Tech Data, may be able to:

     - secure merchandise from vendors on more favorable terms;

     - devote greater resources to marketing and promotional campaigns;

     - adopt more aggressive pricing or inventory availability policies; and

     - devote substantially more resources to web site and systems development than we do.

Competitors such as Software Spectrum, GTSI, ASAP and Corporate Software & Technology have greater experience in selling software to the large enterprise market than we do. In addition, new technologies and expansion of existing technologies, such as price

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

comparison programs that select specific titles from a variety of web sites, may direct customers to online software resellers which compete with us and may increase competition. Increased competition may reduce our operating margins, as well as cause a loss to both our market share and brand recognition. Further, to strategically respond to changes in the competitive environment, we may sometimes make pricing, service or marketing decisions or acquisitions that could materially hurt our business. In addition, companies controlling access to Internet transactions through network access or Web browsers could promote our competitors or charge us a substantial fee for inclusion in their product or service offerings. We cannot assure that we can compete successfully against current and future competitors. Failure to compete successfully against our current and future competitors could materially hurt our business.

LEGAL PROCEEDINGS

     From time to time, we may litigate claims arising in the ordinary course of our business. We are not presently subject to any material legal proceedings.

PROPRIETARY RIGHTS

     We rely on a combination of copyright, trademark, patent and trade secret laws and contractual restrictions to establish and protect our technology and proprietary rights and information. We require employees and consultants to sign confidentiality agreements. However, we cannot assure you that our steps will be sufficient to prevent misappropriation of our technology and proprietary rights and information or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours.

     From time to time, third parties have alleged that certain of our trademarks infringe their trademarks. In November 1998, we received a letter from a third party that appears to hold a registered United States trademark for "A Better Way to Buy Software." This third party asserted that our use of such phrase infringes its trademark rights in such phrase. We dispute the validity of this assertion. However, we are uncertain whether this third party will file a lawsuit against us or would prevail in such litigation. If it prevails, then it could obtain injunctive relief and/or money damages. We have ceased using this phrase. In November 1998, we also received a letter from a third party asserting that our use of the name "Beyond.com" infringes the trademark and domain name rights of such third party. We dispute the validity of this assertion. However, we are uncertain whether the outcome of this matter will not materially hurt our ability to use the "Beyond.com" mark, name or domain name. Our inability to use the "Beyond.com" mark, name or domain name would materially hurt our business, results of operations and financial conditions. However, we cannot assure you that these claims will not have an adverse effect in the future or that others will not assert infringement claims against us in the future.

EMPLOYEES

     As of December 31, 1998, we employed 137 employees. We also employ independent contractors and other temporary employees. Labor unions do not represent any of our employees. We consider our employee relations to be good. Competition for qualified personnel in our industry is intense, particularly for software development and other technical staff. We believe that we need to continue to attract, hire and retain qualified personnel to be successful in the future.

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

FACILITIES

     Our principal administrative, engineering, marketing and customer service facilities total approximately 75,197 square feet. We subleased facilities which are located in Sunnyvale, California. Our sublease expires in September 2003, unless sooner terminated. We made a security deposit payment of $892,000 cash. We must make monthly payments of approximately $149,000 increasing to $174,000 over the term of the sublease. We do not have an option to renew or extend the sublease.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information about our executive officers and directors.

                NAME                   AGE            POSITION WITH COMPANY
                ----                   ---            ---------------------
William S. McKiernan                   42     Chairman of the Board of Directors
Mark L. Breier                         39     President, Chief Executive Officer
                                              and Director
John P. Pettitt                        35     Executive Vice President and Chief
                                              Technology Officer
James R. Lussier                       42     Vice President, Business Operations
                                              and Corporate Strategy
Michael J. Praisner                    52     Vice President, Finance &
                                              Administration and Chief Financial
                                              Officer
Alan C. DeClerck                       44     Vice President, Worldwide Sales
Brian J. Sroub                         39     Vice President, Marketing
Mala Anand                             31     Vice President, Engineering
John D. Vigouroux                      38     Vice President, Business Development
Bert Kolde(1)(2)                       44     Director
Linda Fayne Levinson(1)(2)             57     Director
Steven P. Novak(1)(2)                  51     Director
Richard Scudellari(1)(2)               42     Secretary and Director

-------------------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     WILLIAM S. MCKIERNAN is a co-founder of Beyond.com and has served as Chairman of its Board of Directors since March 1998. Since Beyond.com's inception in 1994 to March 1998, Mr. McKiernan served as its President and Chief Executive Officer. Mr. McKiernan also currently serves as a director, President and Chief Executive Officer of CyberSource Corporation. From 1992 to 1994, Mr. McKiernan held a number of positions at McAfee Associates, Inc. (now known as Network Associates), including President and Chief Operating Officer, the positions he held during its initial public offering in October 1992. Prior to joining McAfee Associates in 1992, Mr. McKiernan was Vice President of Princeton Venture Research, Inc., an investment banking and venture consulting firm from 1990 to 1992. Mr. McKiernan has also held management positions with IBM/ROLM and Price Waterhouse. Mr. McKiernan holds an M.B.A. from the Harvard Business School.

     MARK L. BREIER joined Beyond.com in March 1998, as a director, President and Chief Executive Officer. From January 1997 until he joined Beyond.com, Mr. Breier served as Vice President of Marketing of Amazon.com, Inc. From April 1995 to January 1997, Mr. Breier served as Vice President of Marketing of Cinnabon World Famous Cinnamon Rolls. Mr. Breier was involved in product management and introduction at Dreyer's Grand Ice Cream from 1990 to April 1995, at Kraft Foods, Inc., a multinational consumer products company, from April 1986 to October 1988, and at Parker Brothers, a worldwide manufacturer of toys and games, from August 1985 to March 1986. Mr. Breier holds a B.A. in Economics from Stanford University and an M.B.A. from the Stanford University Graduate School of Business.

     JOHN P. PETTITT is a co-founder of Beyond.com and has served as Executive Vice President and Chief Technology Officer since its inception in 1994. From 1992 to 1994, Mr. Pettitt consulted on a number of Internet and intranet projects, including a national medical imaging network. From 1986 to 1992, Mr. Pettitt served as Group Vice President and Technical Director of Specialix PLC, a leading supplier of communications controllers for UNIX systems. While at Specialix, Mr. Pettitt received the 1992 British Design Award for designing a new distributed, fault tolerant data switch. Mr. Pettitt also co-founded the United Kingdom Internet Consortium.

     MICHAEL J. PRAISNER joined Beyond.com as Vice President, Finance and Administration and Chief Financial Officer in April 1998. From 1995 to February 1998, Mr. Praisner served as Vice President, Finance and Administration, Chief Financial Officer and Secretary of Silicon Storage Technology, Inc., a supplier of flash memory devices. From 1994 to 1995, he served as Vice President, Finance and Chief Financial Officer of MicroModule Systems, Inc., a manufacturer of multichip modules for computer and telecommunications applications. From 1992 to 1993, he served as Vice President, Finance and Chief Financial Officer of Electronics for Imaging, Inc., a manufacturer of color desktop publishing computer systems. During part of 1991, he served as Vice President, Finance and Chief Financial Officer of Digital Link Corp., a computer communications equipment company. From 1989 to 1991, he served as Corporate Controller of Applied Materials Inc., a manufacturer of semiconductor wafer fabrication equipment. Mr. Praisner holds a B.A. in Liberal Arts and an M.B.A. from Southern Methodist University and is a Certified Public Accountant.

     JAMES R. LUSSIER joined Beyond.com in April 1998 as Vice President, Business Operations and Corporate Strategy. From September 1992 to April 1998, Mr. Lussier served as an Associate Partner of Andersen Consulting where he was responsible for the Electronics and High Technology Strategy Practice Group and was a member of the Commerce Core Team. Mr. Lussier holds a B.S. in Finance from the Wharton School, University of Pennsylvania, an M.A. in Sociology, with an emphasis in Statistics, from the University of California at Berkeley and an M.B.A. from the Stanford University Graduate School of Business.

     ALAN C. DECLERCK joined Beyond.com in April 1998 as Vice President, Sales. From August 1995 until he joined Beyond.com, Mr. DeClerck served as International Director, ISVs & Integrators, for Sun Microsystems Computer Corporation. From January 1989 until August 1995, Mr. DeClerck served other roles at Sun Microsystems, including Director, Corporate Business Development, Director of Marketing and Business Development at FirstPerson, a Sun Microsystems subsidiary that developed the initial Java technology, and various sales and sales management roles. Mr. DeClerck was involved in marketing and sales roles from 1980 until 1989 at Network Equipment Technologies, Industrial Networking, Inc. and General Motors Corporation. Mr. DeClerck holds an A.B. in International Relations from Brown University, a M. Phil. in International Relations from Oxford University and an M.B.A. from the Stanford University Graduate School of Business.

     BRIAN J. SROUB joined Beyond.com in April 1998 as Vice President, Marketing. From June 1995 to April 1998, Mr. Sroub served as Vice President, Marketing of Hearst New Media & Technology, a worldwide media company. From November 1993 to May 1995, Mr. Sroub served as Vice President, Sales & Marketing of Sony Electronics. Prior to October 1993, Mr. Sroub co-founded Home Environmental Products, a start up horticultural corporation, and was a Brand Manager at Procter & Gamble Company.

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

Mr. Sroub holds a B.A. in Economics & Communications from Boston College, an M.A. in Economics from Boston College and an M.B.A. from the Stanford University Graduate School of Business.

     MALA ANAND joined Beyond.com in June 1998 as Vice President, Engineering. From 1994 until she joined Beyond.com, Ms. Anand served as Director of Product Development with the Internet application services division at Oracle Corporation. From 1990 to 1994, Ms. Anand was a technical architect and a principal engineer of Digital Equipment Corporation's software supply business. Ms. Anand holds an M.S. in Computer Science from Brown University and a B.S. in Computer Science from the University of Massachusetts.

     JOHN D. VIGOUROUX joined Beyond.com in November 1998 as Vice President, Business Development. From June 1997 until he joined Beyond.com, Mr. Vigouroux served as Vice President of Business Development of Net Objects, Inc. From August 1996 to June 1997, Mr. Vigouroux served as a Director of Business Development of Cisco Systems, Inc. From August 1993 to August 1996, Mr. Vigouroux served as Manager of Strategic Opportunities of Adobe Systems, Inc. Mr. Vigouroux holds an M.B.A. from New Hampshire College and a B.S. in Organizational Behavior and Development from Averett College.

     BERT KOLDE, a director of Beyond.com since July 1996, serves as a director, Vice President, Treasurer and Secretary of Vulcan Ventures Inc., Vice Chairman of the Portland Trail Blazers, Seattle Seahawks, Oregon Arena Corporation and First and Goal Corporation. In addition, Mr. Kolde serves as President of the Paul G. Allen Virtual Education Foundation and the Paul G. Allen Forest Protection Foundation. Mr. Kolde co-founded Asymetrix Learning Systems, Inc. in 1985, and serves as Chairman of its Board of Directors. Mr. Kolde also serves as a director of MetaCreations Corporation, Precision Systems, Inc. and CyberSource Corporation. Mr. Kolde holds a B.A. in Business Administration from Washington State University and an M.B.A. from the University of Washington.

     LINDA FAYNE LEVINSON, a director of Beyond.com since September 1997, has served as a principal of Global Retail Partners, Inc. since April 1997. From 1994 to 1997, she served as President of Fayne Levinson Associates, an independent general management consulting firm that advised major corporations and start up entrepreneurial ventures. In 1993, Ms. Levinson was an executive with Creative Artists Agency, Inc. From 1989 to 1992, Ms. Levinson was a partner of Wings Partners, Inc., a merchant banking firm, and was actively involved in taking Northwest Airlines private. From 1984 to 1987, Ms. Levinson was a Senior Vice President of American Express Travel Related Services, Inc. Prior to that, Ms. Levinson was a partner at McKinsey & Co. Ms. Levinson presently serves as a Director of Administaff, Inc., Genentech, Inc., Jacobs Engineering Group, Inc. and NCR Corporation as well as several privately held companies including CyberSource Corporation. Ms. Levinson holds an A.B. from Barnard College in Russian Studies, an M.A. from Harvard University in Russian Literature and an M.B.A. from New York University.

     STEVEN P. NOVAK, a director of Beyond.com since January 1995, is a Managing Director and Director of Research of C.E. Unterberg, Towbin. From February 1993 to January 1998, Mr. Novak served as Co-founder, President, and Chief Investment Officer of C.E. Unterberg, Towbin Advisors, a registered investment advisor. Mr. Novak also serves as a director of several privately held companies, including CyberSource Corporation. Mr. Novak's prior affiliations include, among others, Forstmann Leff

Associates, Sanford C. Bernstein & Company, Inc., and Harris Bankcorp. Mr. Novak holds a B.S. from Purdue University and an M.B.A. from the Harvard Business School.

     RICHARD SCUDELLARI has served as a director and Secretary of Beyond.com since its inception in 1994. Mr. Scudellari has been a partner at Jackson Tufts Cole & Black, LLP, since 1990. Mr. Scudellari serves as a director of several privately held companies, including CyberSource Corporation. Mr. Scudellari holds a B.S. and J.D. from Boston College.

BOARD OF DIRECTORS AND COMMITTEES

     Beyond.com currently has authorized six directors. Our executive officers are appointed by, and serve at the discretion of, our Board of Directors. Each of our officers and directors, excluding non-employee directors and Mr. McKiernan, who serves as Chief Executive Officer of CyberSource, devotes substantially full time to our affairs. Our non-employee directors devote such time to our affairs as is necessary to discharge their duties. There are no family relationships among any of our directors, officers or key employees. Five of the six members of our Board of Directors also serve as directors of CyberSource.

     Our Audit Committee reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the selection of our independent accountants, the scope of the annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices.

     Our Compensation Committee establishes salaries, incentives and other forms of compensation for officers and other employees. This Committee also administers our incentive compensation and benefit plans.

DIRECTOR COMPENSATION

     We do not pay directors cash compensation for their services as directors or members of committees of the Board of Directors. We do reimburse them for their reasonable expenses incurred in attending meetings of the Board of Directors. In April 1995, we granted each of Messrs. Novak and Scudellari nonqualified stock options to purchase 20,000 and 40,000 shares of common stock, respectively, at an exercise price of $0.008 per share. In January 1996, we granted each of Messrs. Novak and Scudellari nonqualified stock options to purchase 20,000 shares of common stock at an exercise price of $0.033 per share. In January 1997, we granted each of Messrs. Novak, Scudellari and Kolde options to purchase 10,000 shares of common stock at an exercise price of $0.1125 per share. In January 1998, we granted Ms. Levinson and each of Messrs. Novak, Scudellari and Kolde options to purchase 10,000 shares of common stock at an exercise price of $0.50 per share. In March 1998, we granted Mr. Breier an option to purchase 1,000,000 shares of common stock at an exercise price of $2.60 per share. In January 1999, we granted Ms. Levinson and each of Messrs. Novak, Scudellari and Kolde options to purchase 10,000 shares of common stock at an exercise price of $20.75 per share. Until April 4, 1998, under the terms of our 1995 Stock Option Plan, we granted each non-employee director options to purchase 10,000 shares of common stock upon initial election or appointment to the Board of Directors and thereafter annually on January 1 of each year. Following April 4, 1998, our 1998 Stock Option Plan continues these grants.

EXECUTIVE COMPENSATION

     The following table sets forth certain estimated compensation we paid or awarded during our fiscal years ended December 31, 1997 and 1998 to our President and Chief Executive Officer and our six next highly compensated executive officers and employees (such individuals are referred to in this section as the "Named Executives and Employees"). In March 1998, Mr. McKiernan resigned as our President and Chief Executive Officer and commenced service as the Chairman of our Board of Directors, where he presently earns a salary of $100,000 per annum. In March 1998, Mr. Breier was hired as our President and Chief Executive Officer.

                           SUMMARY COMPENSATION TABLE

                                                                                LONG TERM
                                                                           COMPENSATION AWARDS
                                                                       ---------------------------
                                          ANNUAL COMPENSATION          SECURITIES
                                    -------------------------------    UNDERLYING      ALL OTHER
   NAME AND PRINCIPAL POSITION      YEAR    SALARY($)     BONUS($)     OPTIONS(#)     COMPENSATION
   ---------------------------      ----    ----------    ---------    -----------    ------------
William S. McKiernan..............  1997     $165,000           --             --            --
Chairman of the Board               1998     $100,000           --             --            --
Mark L. Breier(1).................  1998     $200,000      $50,000      1,000,000       $70,000
President and Chief Executive
  Officer
Michael J. Praisner(2)............  1998     $165,000           --        200,000            --
Vice President, Finance and
  Administration and Chief
  Financial Officer
John P. Pettitt...................  1997     $130,000      $   100             --            --
Executive Vice President and Chief  1998     $185,000           --             --            --
  Technology Officer
James Lussier(3)..................  1998     $185,000           --        180,000            --
Vice President, Business
  Operations and Corporate
  Strategy
Brian Sroub(4)....................  1998     $185,000           --        180,000            --
Vice President, Marketing
Mala Anand(5).....................  1998     $185,000           --        180,000            --
Vice President, Engineering
Kendall Fargo.....................  1997     $ 50,000      $31,600         50,000       $15,500
Vice President, Enterprise and      1998     $ 69,000      $37,000        120,000       $97,000
  Government Sales

-------------------------
(1) Mr. Breier was hired in March 1998. Mr. Breier received a relocation allowance payment of $70,000 in 1998.

(2) Mr. Praisner was hired in April 1998.

(3) Mr. Lussier was hired in April 1998.

(4) Mr. Sroub was hired in April 1998.

(5) Ms. Anand was hired in June 1998.

STOCK OPTION INFORMATION

     The following table sets forth certain information with respect to stock options granted in fiscal 1998 to the Named Executives and Employees.

                          OPTION GRANTS IN FISCAL 1998

                                                         INDIVIDUAL GRANTS
                                           ----------------------------------------------   POTENTIAL REALIZABLE VALUE
                              NUMBER OF                                                       AT ASSUMED ANNUAL RATES
                             SECURITIES       % OF TOTAL                                     OF STOCK APPRECIATION FOR
                             UNDERLYING    OPTIONS GRANTED                                        OPTION TERM(3)
                               OPTIONS       TO EMPLOYEES     EXERCISE PRICE   EXPIRATION   ---------------------------
           NAME              GRANTED(#)    DURING PERIOD(1)    ($/SHARE)(2)       DATE           5%            10%
           ----              -----------   ----------------   --------------   ----------   ------------   ------------
William S. McKiernan.......          --            --                 --               --            --             --
Mark L. Breier.............   1,000,000          25.8%            $ 2.60       03/30/2008    $4,235,126     $6,743,730
Michael J. Praisner........     200,000           5.2%            $ 4.36       04/07/2008     1,420,396      2,261,743
John P. Pettitt............          --            --                 --               --            --             --
James Lussier..............     180,000           4.7%            $ 5.44       04/25/2008     1,595,014      2,539,793
Brian Sroub................     180,000           4.7%            $ 5.44       04/25/2008     1,595,014      2,539,793
Mala Anand.................     180,000           4.7%            $ 9.00       06/15/2008     2,638,809      4,201,863
Kendall Fargo..............      40,000           1.0%            $19.61       12/23/2008     1,277,868      2,034,791

-------------------------
(1) Based on an aggregate of 3,868,946 options granted by Beyond.com during the fiscal year ended 1998 to employees of and consultants to Beyond.com, including the Named Executives.

(2) The exercise price per share of each option was equal to the fair market value of the common stock on the date of grant as determined by the Board of Directors.

(3) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

     The following table sets forth certain information regarding stock options held at December 31, 1998 by the Named Executives.

                     OPTION VALUES AS OF DECEMBER 31, 1998

                             NUMBER OF SECURITIES UNDERLYING          VALUE OF UNEXERCISED
                                UNEXERCISED OPTIONS AS OF          IN-THE-MONEY OPTIONS AS OF
                                   DECEMBER 31, 1998(#)              DECEMBER 31, 1998($)(1)
                             --------------------------------    -------------------------------
           NAME              EXERCISABLE       UNEXERCISABLE     EXCERCISABLE      UNEXERCISABLE
           ----              ------------      --------------    ------------      -------------
William S. McKiernan.......          --
Mark L. Breier.............          --          1,000,000       $         0        $18,150,000
Michael J. Praisner........          --            200,000       $         0        $ 3,278,000
John P. Pettitt............   1,250,000                 --       $25,932,500        $         0
James Lussier..............          --            180,000       $         0        $ 2,755,800
Brian Sroub................          --            180,000       $         0        $ 2,755,800
Alan DeClerck..............          --            180,000       $         0        $ 2,842,200
Mala Anand.................          --            180,000       $         0        $ 2,115,000
John Vigouroux.............          --            145,000       $         0        $ 1,894,063
Kendall Fargo..............      39,583             80,417       $   818,617        $   879,799

-------------------------
(1) The value of unexercised "in-the-money" options represents the difference between the exercise price of stock options and $20.75, the closing sales price of the common stock on December 31, 1998.

STOCK OPTION PLANS

     In January 1995, we adopted our 1995 Stock Option Plan. We reserved 3,000,000 shares of common stock for stock option grants under the plan. In addition, in April 1998, we adopted our 1998 Stock Option Plan. We reserved 2,000,000 shares of common stock for stock option grants under the plan. The purpose of each plan is to enhance our long-term stockholder value by offering our employees, directors, officers, consultants, agents, advisors and independent contractors the opportunity to promote and participate in our growth and success, and to encourage these people to remain in our service and acquire and maintain stock ownership in us.

     As of December 31, 1998, options to purchase 4,495,299 shares of common stock were outstanding under the 1995 and 1998 Stock Option Plans with exercise prices ranging from $0.004 to $29.06 per share. As of December 31, 1998, options to purchase 268,849 shares were available for grant under the 1995 and 1998 Stock Option Plans and options for 235,852 shares had been exercised.

     Our Board of Directors or a committee appointed by the Board may administer the Plans.

     1998 Plan. The Administrator has the authority to select individuals who are to receive options under the 1998 Stock Option Plan and to specify the terms and conditions of options granted (including whether or not such options are incentive or nonstatutory stock options), the vesting provisions, the option term and the exercise price. The 1998 Plan provides that we may grant incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 to employees, including our officers and employee directors, and we may grant nonstatutory stock options to employees and consultants, including non-employee directors.

     The exercise price of incentive stock options granted under the 1998 Plan shall equal the fair market value of our common stock on the date of grant (except in the case of grants to any person holding more than 10% of the total combined voting power of all classes of our, or any of our parent's or subsidiary's, stock in which case the exercise price shall equal 110% of the fair market value on the date of grant). The exercise price of nonqualified stock options shall not be less than 85% of the fair market value on the date of grant. Option holders may pay for an exercise in cash or other consideration, including a promissory note, as approved by the administrator. The administrator may not grant options under the 1998 Plan to an individual in any one fiscal year which would permit that individual to purchase more than 1,000,000 shares of common stock. However, the administrator may grant a newly-hired optionee a one-time grant of an option to purchase up to an additional 500,000 shares of common stock.

     Generally, options granted under the 1998 Plan (other than those granted to non-employee directors) vest at a rate of 25% of the shares underlying the option after one year and the remaining shares vest in equal portions over the following 36 months, such that all shares are vested after four years. Unless otherwise provided by the administrator, an option granted under the 1998 Plan generally expires 10 years from the date of grant (five years in the case of an incentive stock option granted to a any person holding more than 10% of the total combined voting power of all classes of our, or any of our parent's or subsidiary's, stock in which case the exercise price shall equal 110% of the fair market value on the date of grant) or, if earlier, 30 days after the optionee's termination of employment or service with us or any of our affiliates for any reason other than termination for death or disability, or one year after termination for death or total and permanent disability and six months in the case of other types of disability. Options granted under our 1998 Plan are not generally transferable by the optionee except by will or the laws of descent and distribution and generally are exercisable during the lifetime of the optionee only by such optionee.

     In the event of (i) the merger or consolidation as a result of which the holders of our voting securities prior to the transaction hold shares representing less than 51% of our voting securities after giving effect to the transaction (other than a merger or consolidation with a wholly-owned subsidiary or where there is no substantial change in our stockholders and the options granted under the 1998 Plan are assumed by the successor corporation), or (ii) the sale of all or substantially all of our assets the successor corporation will assume or substitute the options we have granted under the 1998 Plan or shall provide substantially similar consideration to optionees as is provided to the stockholders. In the event the successor corporation refuses to assume or substitute outstanding options as provided above, or in the event of our dissolution or liquidation, outstanding options shall expire on a date specified in a written notice the Compensation Committee shall send to all optionees (which date shall be at least 20 days after the date of such notice).

     The 1998 Plan also provides for automatic grants to non-employee directors. Each non-employee director, upon initial election or appointment to the Board of Directors, is entitled to receive options to purchase 10,000 shares of common stock, provided that such election or appointment does not occur within the last quarter of a given year. Thereafter, each non-employee director is entitled to receive options to purchase 10,000 shares of common stock annually on January 1 of each year, provided he or she is a non-employee director on the date of grant and has continuously been an active member of the Board of Directors for the year prior to the grant date. Options granted to non-employee directors pursuant to the automatic grant provisions of the 1998 Plan are nonqualified stock options with an exercise price equal to the fair market value of our common stock as of the date of grant and fully vest nine months after the date of grant. Grants to non-employee directors are subject to the general requirements of the 1998 Plan.

     1995 Plan. The terms of options which we may grant under the 1995 Plan are generally the same as those we may grant under the 1998 Plan. However, the 1995 Plan imposes a maximum number of shares subject to an option we grant to any individual of 1,000,000 shares. In addition, under the 1995 Plan, in the event of our merger or consolidation in which we are not the surviving corporation, or a sale of all or substantially all of our assets, the successor corporation will assume or substitute the options outstanding under the 1995 Plan. However, in the event the successor corporation refuses to assume or substitute the options or in the event of our dissolution or liquidation, outstanding options shall expire on a date specified in a written notice sent by the Compensation Committee to all optionees (which date shall be at least 20 days after the date of such notice).

     Stock options previously granted under the Plans to the executives and directors are described above under "Executive Compensation." At this time we cannot determine the number of shares of common stock that may be subject to options we grant in the future to our executive officers and other officers, key employees and directors.

401(K) RETIREMENT PLAN

     Effective January 1997, we established a 401(k) defined contribution retirement plan (the "Retirement Plan") covering all salaried/full-time employees with greater than one months' service. The Retirement Plan provides for voluntary employee contributions from 1% to 15% of annual compensation, subject to a maximum limit allowed by Internal Revenue Service guidelines ($10,000 for 1998). We may contribute such amounts to the accounts of participants' in the Retirement Plan as our Board of Directors determines. To date, we have not contributed any amounts to the 401(k) Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of our Compensation Committee is an officer or employee of Beyond.com. Five of the six members of our Board of Directors also serve as members of the Board of Directors of CyberSource. Other than with respect to CyberSource, no interlocking relationship exists between our Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has such an interlocking relationship existed in the past.

                              CERTAIN TRANSACTIONS

STOCK AND WARRANT ISSUANCES

     Since January 1, 1995, we have issued shares of common stock to certain insiders and shares of preferred stock in private placement transactions each as set forth below.

     In January 1995 and February 1996, we issued shares of Series A preferred stock in private placements to certain investors including 500,000 shares to C.E. Unterberg Towbin Capital Partners I, L.P. at a purchase price of $0.33 per share in January 1995, and 253,131 shares to C.E. Unterberg Towbin Capital Partners I, L.P. at a purchase price of $0.76 per share in February 1996. In this section of this prospectus, we refer to C.E. Unterberg Towbin Capital Partners I, L.P. as "Unterberg Partners I." The shares of Series A preferred stock held by Unterberg Partners I converted into 1,506,262 shares of common stock upon consummation of our initial public offering. Steven P. Novak, one of our directors, is a Managing Director of C.E. Unterberg, Towbin, an affiliate of the general partner of Unterberg Partners I. Mr. Novak disclaims beneficial ownership of the shares of common stock held by Unterberg Partners I, except for his proportional interest therein, if any.

     In July 1996, we issued shares of Series B preferred stock in a private placement to certain investors, including 925,926 shares to Vulcan Ventures Incorporated, at a purchase price of $2.25 per share. In this section of this prospectus we refer to Vulcan Ventures Incorporated as "Vulcan." Bert E. Kolde, one of our directors, serves as a director, Vice President, Treasurer and Secretary of Vulcan, as well as President of the Paul G. Allen Virtual Education Foundation and the Paul G. Allen Forest Protection Foundation, and as a director of several other companies controlled by Mr. Allen, who maintains a controlling interest of Vulcan. Mr. Kolde disclaims beneficial ownership of the shares of common stock issued to Vulcan, except for his proportional interest therein, if any. All of the outstanding shares of Series B preferred stock converted on a two-for-one basis into 4,074,076 shares of common stock upon the consummation of our initial public offering.

     In September and December 1997, we issued shares of Series C preferred stock in private placements to certain investors at a purchase price of $1.70 per share. We issued Series C preferred stock to the following entities:

----------------------------------------------------------------------
                     PURCHASER                       NUMBER OF SHARES
----------------------------------------------------------------------
  GRP                                                    1,470,588
----------------------------------------------------------------------
  UT Capital Partners International, LDC                    59,914
----------------------------------------------------------------------
  UT Technology Partners, LDC                              185,184
----------------------------------------------------------------------
  Unterberg Harris Private Equity Partners, LP             201,961
----------------------------------------------------------------------
  Unterberg Harris Private Equity Partners, CV              43,137
----------------------------------------------------------------------
  Vulcan                                                   716,666
----------------------------------------------------------------------

In this section of this prospectus we refer to UT Capital Partners International, LDC, UT Technology Partners, LDC, and Unterberg Harris Private Equity Partners, CV collectively as the "Unterberg Affiliates." Linda Fayne Levinson, one of our directors, is a principal of Global Retail Partners, Inc, an affiliate of Donaldson, Lufkin & Jenrette Securities

Corporation and of Global Retail Partners Funding, Inc. In this section of this prospectus we collectively refer to Global Retail Partners Funding, Inc. and its affiliates (each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation) that are stockholders of Beyond.com as "GRP." All shares of Series C preferred stock converted into 3,000,000 shares of common stock upon consummation of our initial public offering. Messrs. Novak and Kolde and Ms. Levinson disclaim beneficial ownership of the shares of common stock held by the Unterberg Affiliates, Vulcan and GRP, respectively, except for any proportional interest held therein, if any.

In March and April 1998, we issued shares of Series D preferred stock in private placements to certain investors at a purchase price of $2.60 per share. We issued Series D preferred stock to the following entities, among others:

------------------------------------------------------------------------
                      PURCHASER                        NUMBER OF SHARES
------------------------------------------------------------------------
  GRP                                                       458,106
------------------------------------------------------------------------
  Certain of the Unterberg Affiliates                       229,052
------------------------------------------------------------------------
  Vulcan                                                    458,106
------------------------------------------------------------------------

These shares converted into 1,145,264 shares of common stock upon the consummation of our initial public offering. Messrs. Novak and Kolde and Ms. Levinson, each one of our directors, disclaim beneficial ownership of the shares of common stock now held by the Unterberg Affiliates, Vulcan and GRP and certain of its affiliates, respectively, except for any proportional interest held therein. Pacific Asset Partners, a former holder of our Series D preferred stock and a current holder of our common stock, has exercised registration rights to include 8,582 shares of common stock held by it in the registration statement of which this prospectus is a part.

     In March 1998, we entered into an agreement with America Online pursuant to which, subject to certain limited exceptions, America Online agreed to buy shares of our common stock at a price per share equal to the initial public offering price less underwriters' discount. Under this agreement, immediately prior to the consummation of our initial public offering in June 1998, America Online purchased 238,949 shares of common stock for an aggregate purchase price of $2,000,000. Concurrent with the purchase of the shares of common stock by America Online in June 1998, we issued to America Online a warrant for 358,443 shares of common stock at a per share exercise price of $8.37, which vests in increments of 1/36th per month commencing March 1, 1998.

     In November and December 1998, we issued $63.25 million aggregate principal amount of our 7 1/4% Convertible Subordinated Notes Due December 1,2003 to Credit Suisse First Boston Corporation, C.E. Unterberg, Towbin and Donaldson, Lufkin & Jenrette Securities Corporation, as the initial purchases of such Notes. Mr. Novak and Ms. Levinson disclaim beneficial ownership of our 7 1/4% Convertible Subordinated Notes, if any, and/or the shares of our common stock into which our 7 1/4% Convertible Subordinated Notes convert, if any, held by C.E. Unterberg, Towbin and Donaldson, Lufkin & Jenrette Securities Corporation, respectively.

OPTION GRANTS AND AGREEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS

     In March 1995, we granted options to purchase 1,000,000 shares of common stock to John P. Pettitt, our Executive Vice President and Chief Technology Officer, in consideration of services he provided to us. Mr. Pettitt's options have an exercise price of $0.004 and are fully vested. Mr. Pettitt's option rights expire upon the earlier to occur of the date we cease to employ Mr. Pettitt or December 31, 2000. If Mr. Pettitt's employment terminates for any reason except death or disability, he must exercise his options within 30 days of the termination date or such options will be forfeited. In the event of termination due to death or disability, Mr. Pettitt's options shall be forfeited unless he or his estate exercises them within six months of the termination date. In the event of certain corporate reorganizations or other specific corporate transactions affecting the common stock, proportional adjustments may be made to the number of shares available for Mr. Pettitt's grant and to the number of shares and price awards made prior to the event. Mr. Pettitt's grant is intended as non-qualified stock option. In April 1995, we granted options to purchase 250,000 shares of common stock to Mr. Pettitt under the 1995 Stock Option Plan. These options have an exercise price of $0.004 per share, are fully vested and are subject to the general requirements of such plan.

     In December 1997, Richard Scudellari, a director and Secretary of the Company and a partner of Jackson Tufts Cole & Black, LLP, the Company's counsel, exercised options granted under the 1995 Stock Option Plan to purchase 70,000 shares of our common stock for an aggregate purchase price of $1,950. In addition, we granted Mr. Scudellari an option to purchase 10,000 shares of common stock in January 1998 at an exercise price of $0.50 per share, and an option to purchase 10,000 shares in January 1999 at an exercise price of $20.75 per share.

     Under the terms of an oral agreement between us and William S. McKiernan, the Chairman of our Board of Directors, we repaid, in two installments in December 1997 and January 1998, an aggregate of $105,000 for unpaid salary that we had accrued on Mr. McKiernan's behalf for services Mr. McKiernan provided to us from the date of our inception through December 1997.

     On March 30, 1998, we granted an option to purchase 1,000,000 shares of common stock to Mark L. Breier, our President and Chief Executive Officer, under the 1995 Stock Option Plan. This option has an exercise price of $2.60 per share and is governed generally by the terms of the 1995 Stock Option Plan, with certain limited exceptions. In the event that an accelerating event occurs prior to September 30, 1999, Mr. Breier may exercise a number of shares equal to the number exercisable one year after the accelerating event. The following are accelerating events:

     - we are sold or we are party to a merger with another company resulting in our stockholders immediately prior to such transaction owning less than 50% of the successor company's voting capital stock immediately following such transaction; or

     - Mr. Breier resigns due to a material reduction in title or responsibilities, or we require Mr. Breier's ongoing and regular duties to be performed at a location more than 60 miles from our current headquarters.

In the event an accelerating event occurs after September 30, 1999, Mr. Breier may exercise a number of shares equal to the sum of the number of shares exercisable and one-half of the shares not exercisable as of the accelerating event. In the event that we terminate Mr. Breier prior to March 30, 1999 for any reason, 125,000 shares will be immediately exercisable.

     In March 1998, Steven P. Novak, one of our directors and a Managing Director of C.E. Unterberg, Towbin, exercised options under our 1995 Stock Option Plan to purchase 20,000 shares of our common stock for an aggregate purchase price of $200. In September 1998, Mr. Novak exercised options under a 1995 Stock Option Plan to purchase 20,000 shares of our common stock for an aggregate purchase price of $600. In addition, we granted Mr. Novak an option to purchase 20,000 shares of common stock at an exercise price of $0.0333 per share in January 1996; an option to purchase 10,000 shares in January 1997 at an exercise price of $0.1125 per share; an option to purchase 10,000 shares in January 1998 at an exercise price of $0.50 per share and an option to purchase 10,000 shares in January 1999 at an exercise price of $20.75.

     In April 1998, we granted an option to purchase 200,000 shares of common stock to Michael J. Praisner, our Vice President, Finance & Administration and Chief Financial Officer under the 1998 Stock Option Plan. These options have an exercise price of $4.36 per share and are governed generally by the terms of the 1998 Stock Option Plan.

     In April 1998, Alan C. DeClerck, our Vice President, Sales, was granted an option to purchase 180,000 shares of common stock under the 1998 Stock Option Plan. These options have an exercise price of $4.96 per share and are governed generally by the terms of the 1998 Stock Option Plan.

     In April 1998, we granted Brian J. Sroub, our Vice President, Marketing, an option to purchase 180,000 shares of common stock under the 1998 Stock Option Plan. These options have an exercise price of $5.44 per share and are governed generally by the terms of the 1998 Stock Option Plan.

     In April 1998, we granted James R. Lussier, our Vice President, Business Operations, an option to purchase 180,000 shares of common stock under our 1998 Stock Option Plan at an exercise price of $5.50 per share. We have agreed to provide Mr. Lussier with six months' advance notice of termination, if such termination occurs on or before April 27, 1999.

     In June 1998, we granted Mala Anand, our Vice President, Engineering, an option to purchase 180,000 shares of our common stock under the 1998 Stock Option Plan. These options have an exercise price of $9.00 per share and are governed generally by the terms of the 1998 Stock Option Plan.

     In July 1998, we loaned Brian J. Sroub, our Vice President, Marketing, $300,000 to assist Mr. Sroub's relocation to the Silicon Valley area. This loan is memorialized in a promissory noted issued by Mr. Sroub to us, which provides for repayment on or before January 31, 1999, and bears interest at a rate of 6.5% compounded annually. As of December 31, 1999, Mr. Sroub had repaid $270,000 of the principal amount and a balance of $30,000 remained outstanding.

     In October 1998, we granted John D. Vigouroux, our Vice President, Business Development, an option to purchase 145,000 shares under the 1998 Stock Option Plan. These options have an exercise price of $7.96 per share and are governed generally by the terms of the 1998 Stock Option Plan.

RELATIONSHIP WITH CYBERSOURCE CORPORATION

     In December 1997, in order to focus on our core business of selling software over the Internet, we spun-off our Internet commerce services business to a new Delaware corporation now called CyberSource Corporation. In connection with the spin-off,

CyberSource issued its capital stock to our stockholders such that, following consummation of the spin-off, each of our stockholders held shares of capital stock of CyberSource in equal number and ownership proportion and with the same rights as such stockholder had as our stockholder. On the date of the spin-off, our employees maintained their outstanding options to purchase our common stock and were granted additional stock options in CyberSource based on the extent to which the employees' original options were vested. Employees of CyberSource immediately following the spin-off maintained their outstanding vested stock options in us and were granted additional stock options in CyberSource. The exercise prices of the original and additional option grants were adjusted to reflect the allocation of the current fair market per share price between our and CyberSource's common stock, respectively, at the time of the spin-off. Options held by the CyberSource employees that had not vested as of the date of the spin-off were canceled.

     We have entered into certain agreements with CyberSource for the purpose of defining the ongoing relationship between the two companies. Because five out of six of our directors are also directors of CyberSource and other members of our management team joined CyberSource as executive officers, these agreements are not the result of arm's length negotiations. We qualify the following description of these agreements in their entirety by reference to the agreements, which have been filed as exhibits hereto.

     Under our Conveyance Agreement dated December 31, 1997, we transferred to
CyberSource:

     - technology (including rights to all patent applications, trademarks and other of our intellectual property rights);

     - contracts and licenses with third parties; and

     - certain tangible assets in connection with credit card processing, fraud screening, export control, territory management and electronic fulfillment services.

In addition, we transferred our employees Internet commerce services business to CyberSource.

     In connection with such transfer, we entered into an InterCompany Cross-License Agreement with CyberSource in April 1998, which was amended in May 1998, pursuant to which we granted CyberSource a non-exclusive, worldwide, perpetual, irrevocable, royalty-free license to (1) internally use our Cache Manager technology, and (2) use and sublicense our customer database for certain limited purposes in connection with fraud detection and verification. Under this agreement, CyberSource granted us a worldwide, perpetual, irrevocable, royalty-free license to internally use CyberSource's Sm@rtCert technology. We also received the right to modify such technology for purposes of embedding into our Cache Manager technology (either alone or in combination with other software) for subsequent sublicense to enterprises and governmental agencies. The Cross License Agreement further provides that the parties shall have joint ownership of certain utility tools made by the parties and allocates between us and CyberSource the ownership of improvements, enhancements and modifications made by the parties to the Sm@rtCert and Cache Manager Technology during 1999. The Cross License Agreement also allocates between us and CyberSource the ownership of certain inventions each party made on or before June 30, 1998. Each party has agreed to indemnify the other against any third party claims regarding such licensee's the use of the licensed technology that results in a claim against the licensor, except to the extent that such claim is based upon a claim that the licensed technology infringes upon any third party's intellectual property rights.

     We also entered into an Internet Commerce Services Agreement with CyberSource, pursuant to which CyberSource has agreed to provide certain services including credit card processing, fraud screening, export control, territory management and electronic fulfillment, in a "back office" capacity. This Agreement expires on December 31,1998, and automatically renews for an additional one year term, unless otherwise terminated by either party. Pursuant to the terms of this agreement, we have agreed to indemnify CyberSource for an amount not to exceed $100,000 against any claim based upon an allegation that the software we distributed infringes upon any third party's intellectual property rights. CyberSource has agreed to indemnify us for an amount not to exceed $ 100,000 against any claim based upon an allegation that CyberSource's services, or the use of any software it provided in connection with its services, infringes any third party's intellectual property rights.

     In connection with the spin-off, we approved loans in amounts equal to the adverse incremental income tax any stockholder incurred as a result of the spin-off and the transactions contemplated thereby. In April 1998, we loaned $270,000 to William S. McKiernan, the sole stockholder incurring such adverse tax consequences, so as to offset Mr. McKiernan's incremental 1997 income tax. The loan to Mr. McKiernan is secured by 129,808 shares of common stock held by Mr. McKiernan and will be due and payable no later than December 17, 1999. Interest accrues on the loan to Mr. McKiernan at the rate of six and two hundredths percent (6.02%), compounded annually, and shall be payable only at such time the principal is due and payable.

     We have entered into indemnification agreements with each of our executive officers and directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

SELLING HOLDERS OF 7 1/4% CONVERTIBLE SUBORDINATED NOTES

     We originally issued and sold our 7 1/4% Convertible Subordinated Notes to the initial purchasers in a transaction exempt from the registration requirements of the Securities Act. Subsequently, the initial purchasers of our 7 1/4% Convertible Subordinated Notes may have sold some or all of our 7 1/4% Convertible Subordinated Notes to persons reasonably believed to be Qualified Institutional Buyers as defined in Rule 144A under the Securities Act. The present holders of our 7 1/4% Convertible Subordinated Notes may from time to time offer and sell pursuant to this prospectus any or all of our 7 1/4% Convertible Subordinated Notes and common stock into which our 7 1/4% Convertible Subordinated Notes may convert.

     Set forth below is the name of each selling holder of our 7 1/4% Convertible Subordinated Notes, the nature of any position, office, or other material relationship it has had with us or any of our predecessors or affiliates within the past three years, the principal amount of our 7 1/4% Convertible Subordinated Notes that it may offer and sell pursuant to this prospectus and (if one percent or more) the percentage of our 7 1/4% Convertible
Subordinated Notes the holder owned as of January   , 1999, the number of shares
that it may offer and sell pursuant to this prospectus and (if one percent or more) the percentage of common stock represented by the common stock after conversion of our 7 1/4% Convertible Subordinated Notes.

     Accordingly, we cannot estimate the amount of our 7 1/4% Convertible Subordinated Notes or shares that each present holder will hold upon consummation of any such sales. In addition, the holders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which we received the information regarding their 7 1/4% Convertible Subordinated Notes.

                                                                               SHARES ISSUABLE UPON
                                                                                CONVERSION OF THE       PERCENTAGE OF
                                              PRINCIPAL AMOUNT   PERCENT OF     NOTES THAT MAY BE       COMMON STOCK
                                               OF NOTES THAT        NOTES        SOLD PURSUANT TO     AFTER CONVERSION
                    NAME                       MAY BE SOLD($)    OUTSTANDING    THIS PROSPECTUS(1)     OF THE NOTES(2)
                    ----                      ----------------   -----------   --------------------   -----------------
American Express Trust Company..............      4,500,000          7.11%            245,365                   *
  1200 Northstar West
  Minneapolis, MN 55440
Bear Stearns Securities Corp. ..............     11,565,000         18.28%            630,589                2.30%
  One Metrotech Center North, 4th Floor
  Brooklyn, NY 11201
Deutsche Morgan Grenfell....................      4,550,000          7.19%            248,092                   *
  175 Nater Street
  New York, NY 10004
Goldman, Sachs & Co. .......................      4,460,000          7.05%            243,184                   *
  1 New York Plaza, 45th Floor
  New York, NY 10004
Mercantile-Safe Deposit & Trust Company.....      1,360,000          2.15%             74,155                   *
  766 Old Hammonds Ferry Road
  Lihthicum, MD 21890
PHC Bank, National Association..............         95,000             *               5,180                   *
  1055 Market Street
  11 Penn Center, 15th Floor
  Philadelphia, PA 19103
Morgan Stanley & Co. Incorporated...........      1,972,000          3.12%            107,525                   *
  One Pierdepont Plaza, 7th Floor
  Brooklyn, NY 11201

                                                                               SHARES ISSUABLE UPON
                                                                                CONVERSION OF THE       PERCENTAGE OF
                                              PRINCIPAL AMOUNT   PERCENT OF     NOTES THAT MAY BE       COMMON STOCK
                                               OF NOTES THAT        NOTES        SOLD PURSUANT TO     AFTER CONVERSION
                    NAME                       MAY BE SOLD($)    OUTSTANDING    THIS PROSPECTUS(1)     OF THE NOTES(2)
                    ----                      ----------------   -----------   --------------------   -----------------
State Street Bank and Trust Company.........     21,345,000         33.75%          1,163,850                4.24%
  Global Corp. Action Dept. JA85H
  P.O. Box 1631
  Boston, MA 02105
The Bank of New York........................      2,430,000          3.84%            132,497                   *
  925 Patterson Plank Road
  Secaucus, N.J. 07094
Boston Safe Deposit and Trust Company.......      1,520,000          2.40%             82,879                   *
  c/o Mellon Bank, N.A.
  Three Mellon Bank Center, Room 153-3015
  Pittsburg, PA 15259
Credit Suisse First Boston Corporation......      6,110,000          9.66%            333,152                1.21%
  c/o ADP Proxy Services
  51 Mercedes Way
  Eddehood, NY 11717
Donaldson, Lufkin & Jenrette Securities
  Corporation...............................        500,000             *              27,263                   *
  1 Pershing Plaza
  Jersey City, NJ 07399
Investors Bank & Trust/M.F. Custody.........        285,000             *              15,540                   *
  200 Clarendon Street
  15th Floor Hancock Tower
  Boston, MA 02116
PaineWebber Incorporated....................        500,000             *              27,263                   *
  101 Hudson Street
  Jersey City, NJ 07302
Prudential Securities Incorporated..........        100,000             *               5,453                   *
  c/o ADP Proxy Services
  51 Mercedes Way
  Eddehood, NY 11717
Merrill Lynch Professional Clearing
  Corp. ....................................        958,000          1.51%             52,236                   *
  1000 Harbor Blvd.
  Weehanken, NJ 07302
Chase Manhattan Bank........................      1,000,000          1.58%             54,526                   *
  4 New York Plaza, 15th Floor
  New York, NY 10084

-------------------------
 *  Less than one percent.

(1) Assumes conversion of the full amount of our 7 1/4% Convertible Subordinated Notes held by the holder at the initial conversion price of $18.34 per share.

(2) Based on shares outstanding as of December 31, 1998. Excludes at December 31, 1998: (i) 4,495,299 shares of common stock issuable upon exercise of options outstanding under our 1995 and 1998 stock Option Plans at a weighted average exercise price of $4.16 per share; (ii) 1,000,000 shares of common stock issuable upon exercise of outstanding options granted outside of the plans at a weighted average exercise price of $0.004 per share; (iii) 268,849 shares of common stock reserved for future issuance under the plans;
    (iv) 358,423 shares of common stock reserved for issuance pursuant to the exercise of a warrant issued by us to America Online at an exercise price of $8.37 per share; and (v) 3,448,745 shares of common stock issuable upon conversion of our 7 1/4% Convertible Subordinated Notes. See "Description of Capital Stock" and Notes 3 and 8 of Notes to Consolidated Financial Statements.

     In connection with any transaction involving the sale of securities offered hereby, broker-dealers or others may receive from holders thereof compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time.

     Our 7 1/4% Convertible Subordinated Notes are a new issue of securities with no established trading market. We have been advised by one of the initial purchasers of our 7 1/4% Convertible Subordinated Notes, Credit Suisse First Boston Corporation, that it intends to make a market in our 7 1/4% Convertible Subordinated Notes. However, Credit Suisse First Boston Corporation is not obligated to do so and may stop or interrupt doing so without notice at any time.

     Credit Suisse First Boston Corporation also may engage in certain activities that stabilize, maintain or otherwise affect the price of our 7 1/4% Convertible Subordinated Notes and the common stock. Credit Suisse First Boston Corporation is not required to engage in these activities and may stop any of these activities at any time. Its actions in this regard are subject to certain limitations imposed by the Securities Act and the Exchange Act. Neither we nor any initial purchaser of our 7 1/4% Convertible Subordinated Notes makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our 7 1/4% Convertible Subordinated Notes or the common stock. In addition, neither we nor Credit Suisse First Boston Corporation makes any representation that Credit Suisse First Boston Corporation will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify Credit Suisse First Boston Corporation against certain liabilities, including liabilities under the Securities Act. We have also agreed to contribute to payments Credit Suisse First Boston Corporation may be required to make in that regard.

     In connection with the initial sale of our 7 1/4% Convertible Subordinated Notes, we, our directors and executive officers and certain stockholders have agreed that for a period of 90 days from November 23, 1998, the date of the initial sale of our 7 1/4% Convertible Subordinated Notes, without the prior written consent of Credit Suisse First Boston Corporation none will directly or indirectly sell or dispose, hedge or otherwise transfer, any shares of common stock or any securities convertible into or exchangeable or exercisable for shares of common stock or enter into any swap or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the common stock. However, the following transactions are not covered by this limitation:

     - sale of our 7 1/4% Convertible Subordinated Notes;

     - issuance of shares as payment of any part of the purchase price for businesses or capital stock of businesses which we acquire;

     - the issuance of shares upon the exercise of options granted pursuant to our 1995 and 1998 Stock Option Plans, and any options or warrens granted outside such plans prior to the date hereof; and

     - the grant of options, restricted shares, restricted stock units, stock unit awards payable in the form of common stock or performance shares issued or granted pursuant to our option plans.

     Any or all of the sales or other transactions involving the securities described above, whether effected by the security holders, any broker dealer or others, may be made pursuant to this prospectus. In addition, any shares of common stock that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

     In order to comply with the securities laws of certain states, if applicable, the securities may be sold in these states only through registered or licensed brokers or dealers. In addition, the holders may not sell these securities unless the securities have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

SELLING HOLDERS OF COMMON STOCK

     The following table contains information concerning (i) those persons whom we know own beneficially more than 5% of our outstanding common stock, (ii) our directors, (iii) the Named Executives, (iv) all of our directors and officers as a group, and (v) the selling stockholders. Unless indicated in the footnotes below, this information is provided as of December 31, 1998.

                                               SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                  OWNED PRIOR TO         SHARES           OWNED AFTER
                                                 THIS OFFERING(1)      BEING SOLD      THIS OFFERING(1)
                                               --------------------    ----------    ---------------------
   NAMED EXECUTIVE OFFICERS AND DIRECTORS       NUMBER      PERCENT                    NUMBER      PERCENT
   --------------------------------------      ---------    -------                  ----------    -------
William S. McKiernan(2)......................  8,996,154     32.8%            --      8,996,154     29.2%
John P. Pettitt(3)...........................  1,250,000      4.3%            --      1,250,000      3.8%
Vulcan Ventures Incorporated(4)..............  3,051,624     11.1%            --      3,051,624      9.9%
  110 110th Avenue NE, Suite 550
  Bellevue, WA 98004
Global Retail Partners, L.P. and its
  affiliates(5)..............................  1,938,694      7.1%            --      1,938,694      6.3%
  2121 Avenue of the Stars, Suite 1630
  Los Angeles, CA 90067
Entities affiliated with C.E. Unterberg,
  Towbin(6)..................................  2,285,510      8.3%            --      2,285,510      7.4%
  Swiss Bank Tower
  10 East 50th Street, 22nd Floor
  New York, New York 10002
Bert Kolde(7)................................  3,051,624     11.1%            --      3,051,624      9.9%
Linda Fayne Levinson(8)......................  1,938,694      7.1%            --      1,938,694      6.3%
Steven P. Novak(9)...........................  2,285,510      8.3%            --      2,895,510      7.4%
Richard Scudellari(10).......................     80,000        *             --         80,000        *
Kendall H. Fargo(11).........................     43,833        *             --         43,833        *
Pacific Asset Partners.......................    134,400        *          8,582        125,818        *
  222 Kerney St., Suite 204
  San Francisco, CA 94108
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A
  GROUP (13 PERSONS)(12).....................  17,645,815    61.4%            --     17,465,815     54.8%

-------------------------
  *  Represents beneficial ownership of less than 1% of our common stock.

 (1) Number of shares beneficially owned is determined based on 27,424,763 shares outstanding as of December 31, 1998. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 1998. Such shares issuable pursuant to such options are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the our knowledge, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table. Unless otherwise indicated, the address of each of the individuals named above is: c/o Beyond.com Corporation, 1195 West Fremont Avenue, Sunnyvale, California 94087.

 (2) Includes 8,938,464 shares held by Mr. McKiernan and 57,690 shares held by members of Mr. McKiernan's immediate family. Mr. McKiernan disclaims beneficial ownership of the shares held by his immediate family.

 (3) Represents options to purchase 1,250,000 shares of common stock, exercisable immediately, held by Mr. Pettitt.

 (4) Represents 3,026,624 shares held by Vulcan Ventures Inc. ("Vulcan") and 5,000 shares of common stock and options to purchase 30,000 shares of common stock, of which 20,000 are exercisable immediately, held by Bert Kolde, one of our directors, Vice President, Secretary and Treasurer of Vulcan. Mr. Kolde disclaims beneficial ownership of the shares owned by Vulcan, except for his proportional interest therein, if any.

 (5) Represents 1,928,694 shares of common stock held by Global Retail Partners, L.P. and its affiliates (each an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation) (collectively, "GRP") and options to purchase 20,000 shares of common stock, of which 10,000 are exercisable immediately, held by Linda Fayne Levinson, one of our directors and a principal of Global Retail Partners, Inc. Ms. Levinson disclaims beneficial ownership of the shares owned by GRP, except for any proportional interest held therein.

 (6) Includes 59,914 shares of common stock held by UT Capital Partners International, LDC (formerly UH Capital Partners International, LDC), 368,426 shares held by UT Technology Partners, LDC (formerly UH Technology Partners, LDC); 1,506,262 shares held by C. E. Unterberg Towbin Capital Partners I, L.P. (formerly Unterberg Harris Capital Partners I, L.P.); 239,708 shares held by Unterberg Harris Private Equity Partners, L.P. and 51,200 shares held by Unterberg Harris Private Equity Partners, CV (collectively, the "Unterberg Affiliates") and 40,000 shares of common stock, and options to purchase 30,000 shares of common stock, of which 20,000 are exercisable immediately, held by Steven P. Novak, one of our directors and a Managing Director of Unterberg. Mr. Novak disclaims beneficial ownership of all shares owned by the Unterberg Affiliates, if any.

 (7) Represents 5,000 shares of common stock and options to purchase 30,000 shares of common stock, of which 20,000 are exercisable immediately, held by Bert Kolde, one of our directors, the Vice President, Secretary and Treasurer of Vulcan, all of which are exercisable immediately, and 3,026,624 shares held by Vulcan. Mr. Kolde disclaims beneficial ownership of the shares owned by Vulcan, except for his proportional interest therein, if any.

 (8) Represents 1,928,694 shares of common stock held, in the aggregate, by GRP and options to purchase 20,000 shares of common stock, of which 10,0000 are exercisable immediately, held by Linda Fayne Levinson. Ms. Levinson is one of our directors and a principal of Global Retail Partners, Inc. Ms. Levinson disclaims beneficial ownership of all shares owned by GRP, except for any proportional interest held therein.

 (9) Represents 40,000 shares of common stock and options to purchase 30,000 shares of common stock, of which 20,000 are exercisable immediately, held by Mr. Novak and 2,225,510 shares held, in the aggregate, by the Unterberg Affiliates. Mr. Novak, is one our directors, is a Managing Director of Unterberg. Mr. Novak disclaims beneficial ownership of all shares owned by the Unterberg Affiliates, if any.

(10) Represents 70,000 shares of common stock and options to purchase 20,000 shares of common stock, of which 10,000 are exercisable immediately, held by Mr. Scudellari.

(11) Represents 500 shares of common stock and options to purchase 120,000 shares of common stock, of which 43,333 are exercisable within 60 days of December 31, 1998.

(12) Includes options to purchase 17,645,815 shares of common stock that vest within 60 days of December 31, 1998, held by all directors and executive officers of the Company.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     We are authorized to issue up to 50,000,000 shares of common stock and 15,000,000 shares of preferred stock. The following description of our capital stock is not complete and is qualified in its entirety by our Certificate of Incorporation and Bylaws, both of which were included as exhibits to the registration statement of which this prospectus forms a part, and by applicable Delaware laws.

COMMON STOCK

     As of December 31, 1998, there were 27,423,763 shares of common stock outstanding held of record by approximately 107 stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the Board of Directors may declare a dividend out of funds legally available and the holders of common stock are entitled to receive ratably any such dividends. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after we pay our liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of our common stock have no preemptive rights or other subscription rights to convert their shares into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock and the shares of common stock to be issued upon conversion of our 7 1/4% Convertible Subordinated Notes will be fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 6,823,596 shares of preferred stock in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Therefore, we could issue preferred stock quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, if we issue preferred stock, then the market price of common stock may decrease, and voting and other rights may decrease. We have no plans to issue any preferred stock.

WARRANTS

     In March 1998, we entered into an agreement with America Online pursuant to which, subject to certain limited exceptions, America Online agreed to buy shares of our common stock at a price per share equal to the initial public offering price less underwriters' discount. Under this agreement, immediately prior to the consummation of our initial public offering in June 1998, America Online purchased 238,949 shares of common stock for an aggregate purchase price of $2,000,000. Concurrent with the purchase of the shares of common stock by America Online in June 1998, we issued to America Online a non-forfeitable warrant for 358,423 shares of common stock at a per share exercise price of $8.37, which vests in increments of 1/36th per month commencing March 1, 1998.

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

CERTAIN CHARTER AND BYLAW PROVISIONS

     We are subject to the "business combination" statute of the Delaware General Corporation Law. This statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, such as the approval of a majority of certain members of the Board of Directors. The term "business combination" includes mergers and stock and asset sales. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The effect of this statute could, among other things, make it more difficult for a third party to gain control of us, discourage bids for the common stock at a premium or otherwise adversely affect the market price of the common stock.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY; INDEMNIFICATION

     Our Certificate of Incorporation includes provisions that limit the personal liability of our officers and directors for monetary damages for breach of their fiduciary duties as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. The Certificate of Incorporation provides that, to the fullest extent provided by the Delaware General Corporation Law, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors. The Delaware General Corporation Law does not permit a provision in a corporation's certificate of incorporation that would eliminate such liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any unlawful payment of a dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     While these provisions provide directors with protection from awards for monetary damages for breaches of their duty of care, they do not eliminate such duty. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described above apply to an officer of a corporation only if he or she is a director of such corporation and is acting in his or her capacity as director, and do not apply to the officers of the corporation who are not directors.

     Our Bylaws provide that, to the fullest extent permitted by the Delaware General Corporation Law, we may indemnify our directors, officers and employees. The Bylaws further provide that we may similarly indemnify its other employees and agents. In addition, we anticipate that each director will enter into an indemnification agreement pursuant to which we will indemnify such director to the fullest extent permitted by the Delaware General Corporation Law. At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

REGISTRATION RIGHTS

     The holders of an aggregate of approximately 21,434,065 shares of common stock, have rights with respect to the registration of such shares under the Securities Act. One stockholder has exercised these rights and elected to include 8,582 shares of common stock in the registration statement of which this prospectus is a part. All of the holders of our 7 1/4% Convertible Subordinated Notes have the right to have their 7 1/4% Convertible Subordinated Notes and the common stock issuable upon conversion of such 7 1/4% Convertible Subordinated Notes registered in the registration statement of which this prospectus is a part. After the SEC declares this registration statement effective, and assuming we comply with various other requirements, the holders of approximately 21,434,065 shares of common stock will continue to hold registration rights. These rights are held under the terms of several agreements between us and various stockholders. Under the terms of these agreements, if we propose to register any of our securities under the Securities Act, either for our own account or for other security holders, we must give the holders of registration rights notice of such registration and include a portion of their shares of common stock in such registration at our expense. In addition, certain holders of registration rights may require us to file a registration statement under the Securities Act at our expense with respect to their shares of common stock. We are required to use our commercially reasonable efforts to effect such registration. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of any offering to limit the number of shares included in such registration and our right not to effect a registration in certain specific situations. Under these agreements, we have agreed to bear all registration expenses (other than underwriting discounts and commissions and fees, and certain fees and disbursements of counsel of the holders of registration rights subject to certain limitations). We have agreed to indemnify the holders of registration rights against certain liabilities under the Securities Act. We are bearing all such costs related to the registration statement of which this prospectus is a part.

     Pursuant to a registration rights agreement with America Online, we granted America Online certain registration rights with respect to the 238,949 shares of common stock held by America Online as well as the 358,423 shares of common stock issuable upon exercise of its warrant. We are required to bear registration expenses (other than underwriting discounts and commissions and fees) up to a specified limit and thereafter to bear our pro rata share of such costs to the extent that we are selling shares in such offering. We have also agreed to indemnify America Online against, and provide contribution with respect to, certain liabilities under the Securities Act in connection with incidental and demand registrations. America Online has agreed that it shall not sell or otherwise dispose or transfer any of our securities for a period of 90 days from November 23, 1998, the date of our initial sale of 7 1/4% Convertible Subordinated Notes.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is BankBoston, N.A. The transfer agent's address is 150 Royall Street, Canton, Massachusetts 02021 and telephone number is (781) 575-2000.

                              DESCRIPTION OF NOTES

     You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this Section, "Beyond.com" only refers to us and not to any subsidiaries we may establish. We are registering our 7 1/4% Convertible Subordinated Notes for resale under the registration statement of which this prospectus forms a part. We issued our 7 1/4% Convertible Subordinated Notes under our Indenture with LaSalle National Bank, as trustee. The terms of our 7 1/4% Convertible Subordinated Notes include those stated in our Indenture with LaSalle National Bank and those made part of our Indenture with LaSalle National Bank by the Trust Indenture Act of 1939. Our
7 1/4% Convertible Subordinated Notes are subject to all such terms, and you should review our Indenture with LaSalle National Bank for a statement of its terms. We will give you a copy of our Indenture with LaSalle National Bank and the form of certificate evidencing our 7 1/4% Convertible Subordinated Notes upon request.

     The following description is a summary of material provisions of our Indenture with LaSalle National Bank and our 7 1/4% Convertible Subordinated Notes. This summary is not complete and we qualify it in its entirety by reference to the forms of our 7 1/4% Convertible Subordinated Notes and our Indenture with LaSalle National Bank. We urge you to read our Indenture with LaSalle National Bank and our 7 1/4% Convertible Subordinated Notes because they, and not this description, define the rights of a holder of our 7 1/4% Convertible Subordinated Notes. We have filed copies of our Indenture with LaSalle National Bank and our 7 1/4% Convertible Subordinated Notes as exhibits to the registration statement of which this prospectus is a part.

GENERAL

     Our 7 1/4% Convertible Subordinated Notes:

     - are general unsecured obligations of ours;

     - mature on December 1, 2003;

     - bear interest at a rate of 7 1/4% per year from November 23, 1998;

     - rank behind all existing and future senior indebtedness (as defined below) of Beyond.com and any of our subsidiaries in right of payment;

     - will be issuable in denominations of $1,000 principal amount and integral multiples thereof; and

     - have been issued only in fully registered book entry form, without coupons, and will be represented by one or more permanent Global Notes (referred to in this Section as "Global Notes").

     A holder of our 7 1/4% Convertible Subordinated Notes may serve notices and demands to or upon us in respect of our 7 1/4% Convertible Subordinated Notes and our Indenture with LaSalle National Bank at our office or agency maintained for that purpose in Chicago, Illinois. In the event that Depository Trust Company issues physical or "definitive" notes (referred to in this Section as "Definitive Notes"), holders of our 7 1/4% Convertible Subordinated Notes may surrender their 7 1/4% Convertible Subordinated Notes for payment, conversion, registration of transfer or exchange at our office or agency maintained for that purpose in Chicago, Illinois. In addition, in our Indenture with LaSalle National Bank we have agreed to, if Definitive Notes are issued, maintain an office or agency for the foregoing purposes in the Borough of Manhattan, The City of New York. In our Indenture with LaSalle National Bank, we agreed to at all times maintain a paying agent, Conversion Agent and Registrar for our 7 1/4% Convertible Subordinated Notes in Chicago, Illinois, and, if Definitive Notes are issued under the limited circumstances described below, in the Borough of Manhattan, The City of New York. The Trustee will initially act as paying agent, Conversion Agent (as defined below) and Registrar (as defined below) in Chicago, Illinois.

INTEREST

     $63,250,000 principal amount of our 7 1/4% Convertible Subordinated Notes bear interest from November 23, 1998 at 7 1/4% per year. We will pay interest semi-annually on December 1 and June 1 of each year, commencing June 1, 1999. We will make interest payments to holders of record at the close of business on November 15 or May 15 preceding each interest payment date. We will compute the interest on the basis of a 360 day year composed of twelve 30 day months. We will pay principal of and interest on our 7 1/4% Convertible Subordinated Notes at the office of the paying agent. The Trustee will initially act as the paying agent. At our option, we may pay interest either by check mailed to the address of the person entitled thereto as it appears in the Note register or by transfer to an account located in the United States such person maintains. However, we will make any payments to The Depository Trust Company, New York, New York by wire transfer of immediately available funds to the account of the Depository Trust Company or its nominee. For purposes of this discussion, we refer to the Depository Trust Company as "DTC" and LaSalle National Bank as "Trustee."

FORM, DENOMINATION AND REGISTRATION

     Except under the limited circumstances described below, the Trustee will issue our 7 1/4% Convertible Subordinated Notes only in fully registered book entry form which will be represented by one or more permanent Global Notes without coupons deposited with a custodian for and registered in the name of a nominee of DTC. Our 7 1/4% Convertible Subordinated Notes will be issuable in denominations of $1,000 principal amount and integral multiples thereof. The records of DTC will reflect holdings of beneficial interests in any Global Note. DTC will effectuate any transfer of a beneficial interest through its records, or through records of DTC's direct and indirect participants. Beneficial interests may not be exchanged for Definitive Notes except under the limited circumstances described below. Except as described below, the record ownership of Global Notes may be transferred, in whole or in part, only to DTC, another nominee of DTC, or to a successor of DTC or its nominee.

     We will not charge for any registration of transfer or exchange of our 7 1/4% Convertible Subordinated Notes but we may require you to pay an amount sufficient to cover any applicable tax or other governmental charge.

     In case any of our 7 1/4% Convertible Subordinated Notes you own becomes mutilated or defaced, we will execute and, on our request, the Trustee will authenticate and deliver a new substantially identical 7 1/4% Convertible Subordinated Note, dated the date of its authentication in exchange and substitution for your canceled original 7 1/4% Convertible Subordinated Note. In case any of our 7 1/4% Convertible Subordinated Notes you own becomes destroyed, lost or stolen:

     - you must give us and the Trustee such security or indemnity as we may require to hold us both harmless; and

     - you must furnish to us satisfactory evidence of the destruction, loss or theft of such 7 1/4% Convertible Subordinated Note and your ownership thereof.

     When we issue any substituted 7 1/4% Convertible Subordinated Note, we may require you to pay us an amount sufficient to cover applicable fees and expenses.

BOOK ENTRY NOTES

     If and when DTC issues Global Notes, DTC will credit, on its internal system, the respective principal amounts of the individual beneficial interests represented by such Global Notes to the accounts of persons who have accounts with DTC. Only the following persons may own beneficial interests in a Global
Note:

     - persons who have accounts with DTC;

     - persons who hold beneficial interests through participants; or

     - certain banks, brokers, dealers, trust companies and other parties that clear their transactions through or maintain a custodial relationship with a participant, either directly or indirectly, and have indirect access to the DTC system.

     Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of these ownership interests will be effected through, records DTC maintains (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC or its nominee is the registered owner or holder, as defined on our Indenture with LaSalle National Bank, of a Global Note, DTC or the nominee will be considered the sole owner or holder of our 7 1/4% Convertible Subordinated Notes represented by the Global Note for all purposes under our Indenture with LaSalle National Bank and our 7 1/4% Convertible Subordinated Notes. With limited exceptions, if you own beneficial interests in the Global Notes, then you:

     - will not be entitled to have certificates registered in your name;

     - will not receive or be entitled to receive physical delivery of certificates in definitive form; and

     - will not be considered the owner or holder of our 7 1/4% Convertible Subordinated Notes represented by such Global Notes.

     If you are the beneficial owner of an interest in a Global Note, you will not be able to transfer that interest except in accordance with DTC's applicable procedures (in addition to those under our Indenture with LaSalle National
Bank).

     DTC may discontinue providing its services as depository with respect to our 7 1/4% Convertible Subordinated Notes at any time. As an owner of beneficial interests in the Global Note, you will be entitled to receive physical delivery of Definitive Notes in certificated form under the following limited circumstances:

     - DTC or any successor depository notifies us that it is unwilling or unable to continue as depository for a Global Note;

     - DTC ceases to be a "clearing agency" registered under the Exchange Act and we do not appoint a successor depository within 90 days; or

     - an Event of Default, as defined on our Indenture with LaSalle National Bank, has occurred and is continuing

     If DTC issues Definitive Notes in certificated form under such circumstances, then the certificates shall be registered in the names DTC shall direct. We expect that such instructions will be based upon directions received by DTC from its participants.

     We will make payments on Global Notes to DTC or its nominee as the registered owner thereof. Neither we, the Trustee nor any paying agent will have any responsibility or liability for:

     - any aspect of the records relating to beneficial ownership interest in the Global Notes;

     - payments made on account of beneficial ownership interests in the Global Notes; or

     - maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment regarding a Global Note held by it or its nominee, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to indirect participants and by participants and indirect participants to owners of beneficial interests in such Global Note will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees. Such payments, however, will be the responsibility of the applicable participants and indirect participants.

     To convert your beneficial ownership of interests in Global Notes into common stock, you should contact your broker or other participant or indirect participant through whom you hold beneficial interests. Your broker, participant or indirect participant, as the case may be, shall provide you with information on procedures, including proper forms and cut off times, for submitting requests for conversion.

     DTC will effect transfers between participants in accordance with DTC rules and will settle these transfers in same day funds. However, the laws of some states may require that certain persons take physical delivery of securities in definitive form. Such laws may impair your ability to transfer or pledge your beneficial interests in the Global Notes.

     DTC will take any action a holder of our 7 1/4% Convertible Subordinated Notes is permitted to take (including the presentation of our 7 1/4% Convertible Subordinated Notes for conversion) only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes. DTC will only take such action in respect of that portion of principal amount of our 7 1/4% Convertible Subordinated Notes as to which the participant, or participants, has given direction.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of our 7 1/4% Convertible Subordinated Notes. Some participants (or their representatives), together with other entities, own DTC. Other entities such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly have indirect access to the DTC system.

     Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. If we intend to redeem our 7 1/4% Convertible Subordinated Notes, we will send redemption notices with respect to Global Notes to DTC or its nominee. If we intend to redeem less than all of our 7 1/4% Convertible Subordinated Notes evidenced by a Global Note, DTC will reduce the amount of the interest of each participant in such 7 1/4% Convertible Subordinated Notes in accordance with its procedures.

     Although voting with respect to our 7 1/4% Convertible Subordinated Notes is limited, in those cases that require a vote, neither DTC nor its nominee will itself consent or vote with respect to Global Notes. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns DTC or its nominee consenting or voting rights to those participants to whose accounts our 7 1/4% Convertible Subordinated Notes are credited on the record date listed in the omnibus proxy. We believe that the arrangements among DTC, its participants and indirect participants, and beneficial owners will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a holder of our 7 1/4% Convertible Subordinated Notes.

     We obtained the information in this section concerning DTC and DTC's book entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

CONVERSION RIGHTS

     You may, at any time prior to the close of business on December 1, 2003, convert the principal amount of any of our 7 1/4% Convertible Subordinated Notes (or any portion thereof equal to $1,000 or any integral multiple thereof) into shares of our common stock at the conversion price of $18.34 per share, subject to adjustment as described below. However, your right to convert a 7 1/4% Convertible Subordinated Note previously called for redemption will terminate at the close of business on the business day immediately preceding the redemption date for the 7 1/4% Convertible Subordinated Notes. Your right to convert a 7 1/4% Convertible Subordinated Note also will terminate on any earlier date on which you present the 7 1/4% Convertible Subordinated Note for redemption (unless we have defaulted in making the redemption payment when due, in which case your conversion right shall terminate at the close of business on the date the default is cured and the 7 1/4% Convertible Subordinated Note is redeemed).

     If you exercise your option to require us to purchase any of our 7 1/4% Convertible Subordinated Notes and you deliver a "change in control purchase notice," you may convert your 7 1/4% Convertible Subordinated Note only if you withdraw your notice by a "written notice of withdrawal" delivered to a paying agent prior to the close of business on the business day prior to the change in control purchase date in accordance with our Indenture with LaSalle National Bank.

     We will make no payment or adjustment for dividends or distributions with respect to shares of our common stock issued upon conversion of a 7 1/4% Convertible Subordinated Note. Except as otherwise provided in our Indenture with LaSalle National Bank, we will not pay interest accrued on converted 7 1/4% Convertible Subordinated Notes. However, we will pay interest accrued to but excluding December 6, 2001, on any of our 7 1/4% Convertible Subordinated Notes called for redemption and converted on or before the close of business on the business day immediately preceding December 6, 2001. If you surrender any of our 7 1/4% Convertible Subordinated Notes for conversion between the record date for the payment of an installment of interest and the related interest payment date, then notwithstanding such conversion, we will pay the person in whose name such 7 1/4 Convertible Subordinated Note was registered at the close of business on the record date. In such event, unless your Note has been called for redemption, when you surrender your 7 1/4 Convertible Subordinated Note for conversion you must also pay us an amount equal to the interest payable on such interest payment date on the principal amount of your converted 7 1/4% Convertible Subordinated Note. We will not issue fractional shares upon conversion, but we will pay cash for any fractional interest based upon the closing price (as defined in our Indenture with LaSalle National Bank) of the common stock on the trading day immediately prior to the date of conversion.

     We will adjust the conversion price our 7 1/4% Convertible Subordinated Notes if certain events occur. These events include:

     - our issuance of shares of common stock as a dividend or distribution on our common stock;

     - our subdivision or combination of our outstanding common stock;

     - our issuance to all or substantially all holders of our common stock of rights or warrants entitling them to subscribe for or purchase our common stock at a price per share less than the then current market price per share (as defined in our Indenture with LaSalle National Bank);

     - our distribution to all or substantially all of our common stockholders of shares of our capital stock (other than common stock), evidence of indebtedness, or other non cash assets;

     - our distribution to all or substantially all of our common stockholders of rights or warrants to subscribe for our securities (other than those rights and warrants referred to above and other limited rights);

     - our distribution to all or substantially all of our common stockholders of cash in an aggregate amount that exceeds an amount equal to 12.5% of our market capitalization (determined as provided in our Indenture with LaSalle National Bank); and

     - our purchase of common stock pursuant to a tender offer made by us, or any of our Subsidiaries, to the extent that the tender offer involves aggregate consideration that exceeds an amount equal to 12.5% of our market capitalization (determined as provided in our Indenture with LaSalle National Bank) on the expiration date of the tender offer.

Notwithstanding the foregoing, we will not adjust the conversion price for a transaction of the nature described above if all holders of our 7 1/4% Convertible Subordinated Notes are entitled to participate in the transaction on a basis and with notice that the Board of Directors determines to be fair and appropriate in light of the basis and notice on which common stockholders participate in the transaction.

     We need not adjust the conversion price for any issuance of common stock pursuant to a plan for reinvestment of dividends or interest or for a change in the par value of common stock. To the extent that our 7 1/4% Convertible Subordinated Notes become convertible into the right to receive cash, we need not adjust the conversion price thereafter as to the cash, and interest will not accrue on the cash. From time to time we may reduce the conversion price by any amount for any period of time if the period is at least 20 days or such longer period as may be required by law and if the reduction is irrevocable during the period.

     However, in no event may we reduce the conversion price to less than the par value of a share of common stock. We need not adjust the conversion price until the cumulative adjustments require an increase or decrease of at least 1% in the conversion price as last adjusted.

     We or our successor, purchaser or transferee corporation must execute a supplemental indenture if we experience any of the following:

     - a reclassification or change of shares of common stock (other than a change in par value, or as a result of a subdivision or combination, or any other change for which a conversion price adjustment is provided in our Indenture with LaSalle National Bank);

     - a consolidation or merger to which we are a party other than a merger in which we are the continuing corporation and which does not result in any reclassification of, or change (other than a change in name or par value, or as a result of a subdivision or combination) in, outstanding shares of common stock; or

     - a sale or conveyance of all or substantially all of our property and assets to any person.

     This supplemental indenture must provide that the holders of our 7 1/4% Convertible Subordinated Notes shall have the right to convert such 7 1/4 Convertible Subordinated Note into the kind and amount of shares of stock and other securities and property (including cash) receivable upon such transaction by a holder of the number of shares of common stock deliverable upon conversion of such 7 1/4 Convertible Subordinated Note immediately prior to such transaction. This provision is subject to any applicable right of the holders upon a Change in Control (as defined below). Such supplemental indenture shall provide for adjustments to the conversion price which shall be as nearly equivalent as may be practicable to the adjustments of the conversion price provided by our Indenture with LaSalle National Bank.

     The term "all or substantially all" as used in the previous two paragraphs will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances, and there may be a degree of uncertainty in interpreting such phrase. As a consequence, in the event the holders of our 7 1/4% Convertible Subordinated Notes were to assert that an adjustment to the conversion price, or the conversion privilege of our 7 1/4% Convertible Subordinated Notes or the execution of a supplemental indenture was required under our Indenture with LaSalle National Bank, and we were to contest such assertion, then we cannot assure you as to how a court would interpret the phrase. This uncertainty may prevent the Trustee or the holders of our 7 1/4% Convertible Subordinated Notes from successfully asserting that the conversion price or the conversion privilege is subject to adjustment, or our 7 1/4% Convertible Subordinated Notes are convertible into other shares of stock and other securities and property that the holders would have owned immediately after the transaction if the holders had converted our 7 1/4% Convertible Subordinated Notes immediately before the effective date of the transaction.

     If we issue certain rights, warrant, evidences of indebtedness, securities or other property (including cash) to holders of the common stock and we make a corresponding adjustment to the conversion price, then you may face a constructive distribution taxable as a dividend.

OPTIONAL REDEMPTION

     We may redeem our 7 1/4% Convertible Subordinated Notes at our option on or after December 6, 2001, in whole or, from time to time, in part, upon not less than 30 nor more than 60 days' notice by mail.

PERIOD REDEMPTION PRICE

     The redemption prices (expressed as a percentage of principal amount) are as follows for our 7 1/4% Convertible Subordinated Notes we redeem during the periods set forth below:

December 6, 2001 through November 30, 2002............  101.813%
December 1, 2002 and thereafter.......................  100.000%

In each case these redemption amounts include accrued interest up to but not including the redemption date. However, we will pay installments of interest which are due and payable on interest payment dates falling on or before the relevant redemption date to holders in whose names such 7 1/4% Convertible Subordinated Notes are registered at the close of business on the relevant record dates.

     If we redeem less than all of our outstanding 7 1/4% Convertible Subordinated Notes, the Trustee shall select our 7 1/4% Convertible Subordinated Notes to be redeemed in principal amounts of $1,000 or multiples thereof by lot, pro rata or by another method the Trustee considers fair and appropriate. If a portion of a holder's 7 1/4% Convertible Subordinated Notes is selected for partial redemption and such holder converts a portion of our 7 1/4% Convertible Subordinated Notes, the converted portion shall be deemed to be of the portion selected for redemption.

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

     All of our 7 1/4% Convertible Subordinated Notes which we or any of our Subsidiaries redeem or otherwise acquire prior to maturity will be immediately canceled and may not be held, reissued or resold.

PURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A CHANGE IN CONTROL

     In the event of a Change in Control, each holder will have the option, subject to the terms and conditions of our Indenture with LaSalle National Bank, to require us to purchase all or any part of such holder's 7 1/4% Convertible Subordinated Notes. However, the principal amount of our 7 1/4% Convertible Subordinated Notes we repurchase must be $1,000 or an integral multiple thereof. We must then purchase the holder's 7 1/4% Convertible Subordinated Notes as of the date that is 30 business days after the occurrence of such Change in Control (referred to in this Section as the "Change in Control Purchase Date"). The purchase price we pay must be equal to 100% of the principal amount thereof, plus accrued interest up to but not including the Change in Control Purchase Date.

     Within 10 business days after the occurrence of a Change in Control, we shall mail to the Trustee and to each holder and cause to be published a written notice of the Change in Control, setting forth, among other things, the terms and conditions, and the procedures required for exercise of, such holder's right to require the purchase of such holder's 7 1/4% Convertible Subordinated Notes.

     To exercise the purchase right upon a Change in Control, a holder must deliver written notice of such exercise to a paying agent at any time prior to the close of business on the business day prior to the Change in Control Purchase Date, specifying our 7 1/4% Convertible Subordinated Notes with respect to which the purchase right is being exercised. The holder may withdraw such notice of exercise by a written notice of withdrawal delivered to a paying agent at any time prior to the close of business on the business day prior to the Change in Control Purchase Date.

     A Change in Control shall be deemed to have occurred if any of the following occurs after the initial sale of our 7 1/4% Convertible Subordinated
Notes:

     - any "person" or "group" is or becomes the "beneficial owner" (as such terms are defined below), directly or indirectly, of shares of our Voting Stock representing 50% or more of the total voting power of all outstanding classes of our Voting Stock (as defined below) or has the power, directly or indirectly, to elect a majority of the members of the Board of Directors, or

     - we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into us, in any such event other than pursuant to a transaction in which the persons that "beneficially owned" directly or indirectly, shares of our Voting Stock immediately prior to such transaction "beneficially own," directly or indirectly, shares of our Voting Stock representing at least a majority of the total voting power of all outstanding classes of Voting Stock of the surviving or transferee person; or

     - we liquidate or dissolve.

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

     For purposes of this definition:

     (1) "person" and "group" have the meanings given such terms under Sections 13(d) and 14(d) of the Exchange Act, and the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d 5-(b)(I) under the Exchange Act;

     (2) a "beneficial owner" shall be determined in accordance with Rule 13d-3 under the Exchange Act, except that the number of shares of our Voting Stock shall be deemed to include, in addition to all outstanding shares of our Voting Stock and unissued shares deemed to be held by the "person" or "group" (as such terms are defined above) or other person with respect to which the Change in Control determination is being made, all unissued shares deemed to be held by all other persons;

     (3) the term "beneficially owned" shall have a meaning correlative to that of beneficial owner; and

     (4) "unissued shares" means shares of Voting Stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a Change in Control.

     Notwithstanding the foregoing, we will deem a Change in Control not to have occurred if:

     - the closing price (as defined in our Indenture with LaSalle National
       Bank) of our common stock for any five trading days during the ten trading days immediately preceding the Change in Control is at least equal to 105% of the conversion price in effect immediately preceding the Change in Control;

     - at least 90% of the consideration (excluding cash payments for fractional shares or cash payments for appraisal rights) in the transaction or transactions constituting the Change in Control consists of shares of common stock or securities convertible into shares of common stock that are, or upon issuance will be, traded on a national securities exchange in the United States of America or through the Nasdaq National Market.

     We believe the term "all or substantially all" as used in the definition of Change in Control will likely be interpreted under applicable state law and its meaning will be dependent upon particular facts and circumstances. We believe there may be a degree of uncertainty in interpreting such phrase. As a consequence, in the event that holders of our 7 1/4% Convertible Subordinated Notes elect to exercise their rights under our Indenture with LaSalle National Bank following the occurrence of a transaction which they believe constitutes a transfer of "all or substantially all of the assets" within the meaning above and we elect to contest such attempted exercise, there can be no assurance as to how a court would interpret the phrase. This uncertainty may prevent the Trustee or the holders of our 7 1/4% Convertible Subordinated Notes from successfully asserting that a Change in Control has occurred.

     We will comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act, will file Schedule 13E-4 or any successor or similar schedule if required thereunder, and will otherwise comply with all federal and state securities laws in connection with any offer we make to purchase Notes at the option of the holders upon a Change in Control.

     The Change in Control purchase feature of our 7 1/4% Convertible Subordinated Notes may in certain circumstances make more difficult or discourage a takeover of Beyond.com and the removal of incumbent management. We are not aware of any specific effort to accumulate shares of common stock or to obtain control of Beyond.com by means of a merger, tender offer, solicitation or otherwise, nor is the Change in Control purchase feature part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a result of negotiations between us and the initial purchasers of our 7 1/4% Convertible Subordinated Notes.

     Subject to the limitation on mergers and consolidations discussed below, we could, in the future, enter into transactions, including recapitalizations, that would not constitute a Change in Control under our Indenture with LaSalle National Bank, but that would increase the amount of indebtedness (including Senior Indebtedness) outstanding or otherwise adversely affect the holders of our 7 1/4% Convertible Subordinated Notes. The Indenture does not restrict our ability, or that of our subsidiaries, to create additional indebtedness (including Senior Indebtedness). If we take on significant amounts of additional indebtedness, it could have an adverse effect on our ability to repay the principal and interest on our indebtedness, including our 7 1/4% Convertible Subordinated Notes.

     If a Change in Control were to occur, we cannot assure that we would have sufficient funds to pay the Change in Control Purchase Price for the tendered
7 1/4% Convertible Subordinated Notes. In addition, other indebtedness which we may incur in the future may have similar change of control provisions permitting the holders thereof to accelerate or require us to repurchase such indebtedness upon the occurrence of events similar to a Change in Control. If we fail to repurchase our 7 1/4% Convertible Subordinated Notes when required following a Change in Control, it will result in an Event of Default under our Indenture with LaSalle National Bank whether or not such repurchase is permitted by the subordination provisions thereof.

     Other than granting holders the option to require us to purchase all or part of their 7 1/4% Convertible Subordinated Notes upon the occurrence of a Change in Control as described above, our Indenture with LaSalle National Bank does not contain any covenants or other provisions designed to afford holders protection in the event of takeovers, recapitalizations, highly leveraged transactions or similar restructurings we may undertake.

     In the event that DTC issues Definitive Notes under the limited circumstances herein, holders electing to exercise the option to have their Notes repurchased following a Change in Control must surrender such Definitive Notes, together with such additional documents as are required by our Indenture with LaSalle National Bank, at the office of a paying agent. Where not all of our 7 1/4% Convertible Subordinated Notes represented by a Definitive Note are submitted for purchase, a new Definitive Note in respect of the principal amount of our 7 1/4% Convertible Subordinated Notes that have not been so submitted for purchase will be issued to the holder.

SUBORDINATION OF NOTES

     As set forth in our Indenture with LaSalle National Bank, our 7 1/4% Convertible Subordinated Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of Beyond.com, whether outstanding on the date of our Indenture with LaSalle National Bank or thereafter created, assumed or guaranteed. If we pay or distribute any assets in any dissolution, winding up, liquidation or reorganization (whether in insolvency or bankruptcy proceedings or otherwise), we must repay all Senior Indebtedness in full before we make any payment in respect of our 7 1/4% Convertible Subordinated Notes. In the event we default in payment (whether at maturity or at a date fixed for prepayment or by acceleration or otherwise) of principal, premium, if any, or interest on Senior Indebtedness, we cannot make any payment in respect of our 7 1/4% Convertible Subordinated Notes until we have paid in full the Senior Indebtedness then due or the cure, waiver or cessation of the default. Unless and until such default has been cured, waived or has ceased to exist, we may not make any payment on our 7 1/4% Convertible Subordinated Notes if an event of default occurs with respect to any Senior Indebtedness (other than a default in the payment of principal, premium, if any, or interest on Senior Indebtedness) which permits a holder thereof to accelerate its maturity, and the holder delivers written notice of such default to the Trustee and to us. However, nothing in the sentence will prevent us from making previous payment (which is not otherwise prohibited) on our 7 1/4% Convertible Subordinated Notes for a period of more than 180 days after the date such written notice of default is given unless the maturity of such Senior Indebtedness has been accelerated. If the holder accelerates the Senior Indebtedness, we cannot make any payment on our 7 1/4% Convertible Subordinated Notes until such acceleration has been waived, rescinded or annulled or such Senior Indebtedness has been paid in full. Notwithstanding the provisions described in the preceding sentences, not more than one written notice of default shall be given with respect to the same issue of Senior Indebtedness within a period of 360 consecutive days, and no event of default which existed on the date of any written notice of default and was known to the holders of any issue of Senior Indebtedness shall be made the basis for the giving of a subsequent written notice of default by the holders of such issue of Senior Indebtedness.

     We may not make any payment or distribution of assets of any kind to the Trustee, any paying agent or any holder of our 7 1/4% Convertible Subordinated Notes in violation of any of the subordination provisions of our Indenture with LaSalle National Bank, whether in cash, property or securities, in respect of our 7 1/4% Convertible Subordinated Notes before we have repaid all Senior Indebtedness in full. If we do so, then such payment or distribution will be held by the recipient in trust for the benefit of holders of Senior Indebtedness or their representatives to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

     Because of the subordination provisions described above, in the event of our bankruptcy, dissolution or reorganization, holders of Senior Indebtedness may receive more ratably, and holders of our 7 1/4% Convertible Subordinated Notes may receive less ratably, than our other creditors. Such subordination will not prevent the occurrence of any Event of Default under our Indenture with LaSalle National Bank.

     The Indenture does not limit the amount of indebtedness, including Senior Indebtedness, that Beyond.com, or any subsidiary, can create, incur, assume or guarantee. As of December 31, 1998, we had no Senior Indebtedness outstanding.

CERTAIN DEFINITIONS

     For purposes of this description, the following terms have the meanings set forth below.

     "Capitalized Lease Obligation" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

     "Conversion Agent" means an office or agency that we maintain where securities may be presented for conversion.

     "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect us against fluctuations in currency values.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable from time to time and are consistently applied.

     "Indebtedness" means, with respect to any person, without duplication, (a) all liabilities of such person for borrowed money or for the deferred purchase price of property or services, excluding any trade accounts payable and other current liabilities incurred in the ordinary course of business; (b) all obligations of such person evidenced by bonds, notes, debentures, or other similar instruments; (c) all Capitalized Lease Obligations of such person; (d) all guarantees of Indebtedness referred to in this definition by such person;
(e) all obligations of such person under or in respect of Currency Agreements and Interest Rate Protection Obligations of such person; and (f) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (a) through (e) above.

     "Interest Rate Protection Agreement" means any arrangement between us and any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

     "Interest Rate Protection Obligations" means the obligations we have pursuant to an Interest Rate Protection Agreement.

     "paying agent" means an office or agency that we maintain where securities may be presented for payment.

     "Registrar" means an office or agency that we maintain where securities may be presented for registration of transfer or for exchange.

     "Senior Indebtedness" means the principal of and premium, if any, interest and other amounts payable on or in respect of any of our Indebtedness, whether outstanding on the date of our Indenture with LaSalle National Bank or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to, or shall be junior in right of payment to, or shall be pari passu in right of payment with, our 7 1/4% Convertible Subordinated Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (a) Indebtedness evidenced by our 7 1/4% Convertible Subordinated Notes,
(b) Indebtedness which, when incurred and without respect to any election under
Section 1111(b) of Title 11, United States Code (or any successor provision thereto), is without recourse to us, (c) trade accounts payable or other current liabilities incurred in the ordinary course of business, (d) Indebtedness of or amounts we owe for compensation to employees or for services rendered to us, (e) any liability for federal, state, local or other taxes owed or owing by us, (f) our Indebtedness to a Subsidiary of ours and (g) amounts owing under leases (other than Capitalized Lease Obligations).

     "Significant Subsidiary" means any Subsidiary of Beyond.com which is a "significant subsidiary" within the meaning of Rule 1-02 under Regulation SX promulgated by the Commission, as such Rule is in effect on the date of our Indenture with LaSalle National Bank, but substituting 50% for 10% in each instance that 10% appears in such Rule.

     "Subsidiary" means, with respect to any person, a corporation a majority of whose outstanding Voting Stock is at the time of determination thereof, directly or indirectly, owned by such person, by one or more Subsidiaries of such person or by such person and one or more of its Subsidiaries, and any other person (other than a corporation), including, without limitation, a joint venture, in which such person, one or more Subsidiaries of such person or such person and one or more of its Subsidiaries, directly or indirectly, at the date of determination thereof, owns at least a majority of the ownership interests entitled to vote in the election of directors, managers or trustees thereof (or other persons performing similar functions). For purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Subsidiary.

     "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof under ordinary circumstances have the power to vote in the election of the board of directors, managers or trustees of any person (or other persons performing similar functions), irrespective of whether or not, at the time, Capital Stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization with respect to Beyond.com or any Significant Subsidiary) occurs and is continuing, the Trustee may, by notice to us, declare all unpaid principal of and accrued interest to the date of acceleration on our 7 1/4% Convertible Subordinated Notes then outstanding to be due and payable immediately. Also, in such event, the holders of at least 25% in principal amount of our 7 1/4% Convertible Subordinated Notes then outstanding may, by notice to us and the Trustee, declare all unpaid principal of and accrued interest to the date of acceleration on our 7 1/4% Convertible Subordinated Notes then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to us or any Significant Subsidiary occurs, all unpaid principal of and accrued interest on our 7 1/4% Convertible Subordinated Notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

     Our Indenture with LaSalle National Bank provides that the holders of a majority in principal amount of our outstanding 7 1/4% Convertible Subordinated Notes may on behalf of all holders waive any existing default or Event of Default and its consequences except a default or Event of Default in the payment of principal of or accrued interest on our 7 1/4% Convertible Subordinated Notes or any default in respect of any provision of our Indenture with LaSalle National Bank that cannot be modified or amended without the consent of the holder of each Note affected.

     The following will be "Events of Default" under our Indenture with LaSalle National Bank:

     - our failure to pay any interest on our 7 1/4% Convertible Subordinated Notes for 30 days after the same is due or our failure to pay any principal of or premium, if any, on our 7 1/4% Convertible Subordinated Notes when due;

     - our failure to comply with any of our other agreements contained in our 7 1/4% Convertible Subordinated Notes or our Indenture with LaSalle National Bank for 60 days after receipt of notice of such failure from the Trustee or the holders of not less than 25% in aggregate principal amount of our 7 1/4% Convertible Subordinated Notes then outstanding;

     - our default under any bond, debenture, note or other evidence of indebtedness for money borrowed or that of any Significant Subsidiary having an aggregate outstanding principal amount in excess of $10 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and

     - certain events of bankruptcy, insolvency or reorganization with respect to us or any Significant Subsidiary.

     The Trustee shall, within 90 days after the occurrence of any default known to it, give to the holders notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of our 7 1/4% Convertible Subordinated Notes, the Trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of the holders.

     No holder may pursue any remedy under our Indenture with LaSalle National Bank or our 7 1/4% Convertible Subordinated Notes against us (except actions for payment of overdue principal or interest or for the conversion of our 7 1/4% Convertible Subordinated Notes), unless:

     - the holder gives to the Trustee written notice of a continuing Event of Default;

     - the holders of at least 25% in principal amount of the outstanding Notes make a written request to the Trustee to pursue the remedy;

     - such holder or holders offer satisfactory indemnity to the Trustee against any loss, liability or expense;

     - the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

     - the Trustee shall not have received during such 60 day period a contrary direction from the holders of at least a majority in principal amount of the outstanding Notes.

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

     We must deliver an Officers' Certificate to the Trustee within 90 days after the end of each fiscal year as to the signers' knowledge of our compliance with all conditions and covenants contained in our Indenture with LaSalle National Bank, and stating whether or not the signers know of any default or Event of Default. If any such signer knows of such a default or Event of Default, the Officers' Certificate shall describe the default or Event of Default and the efforts to remedy the same.

AMENDMENT

     We, together with the Trustee, may amend or supplement our Indenture with LaSalle National Bank or our 7 1/4% Convertible Subordinated Notes with the written consent of the holders of at least a majority in principal amount of the outstanding Notes. The holders of a majority in principal amount of the outstanding Notes may waive our compliance in a particular instance with any provision of our Indenture with LaSalle National Bank or our 7 1/4% Convertible Subordinated Notes without notice to any holder. However, without the consent of the holder of each Note affected thereby, an amendment, supplement or waiver may not:

     - reduce the percentage of the principal amount of outstanding Notes whose holders must consent to an amendment, supplement or waiver;

     - reduce the rate of or change the time for payment of interest on any Note;

     - reduce the principal of or premium on or change the fixed maturity of any of our 7 1/4% Convertible Subordinated Notes, or change the definition of "Change in Control" or "Change in Control Purchase Date" applicable to any of our 7 1/4% Convertible Subordinated Notes or the amount payable by us to the holder of any Note upon a Change in Control, or alter any of the other Change in Control provisions or any of the redemption provisions in a manner adverse to the holder of any of our 7 1/4% Convertible Subordinated Notes;

     - alter the conversion provisions with respect to any of our 7 1/4% Convertible Subordinated Notes in a manner adverse to the holder thereof;

     - waive a default in the payment (whether at maturity, upon redemption, on an interest payment date, on a Change in Control Purchase Date or otherwise) of the principal of or premium or interest on any Note;

     - reduce the percentage of our 7 1/4% Convertible Subordinated Notes necessary to waive defaults or Events of Default;

     - modify any of the subordination provisions in our Indenture with LaSalle National Bank in a manner adverse to the holders of our 7 1/4% Convertible Subordinated Notes; or

     - make any of our 7 1/4% Convertible Subordinated Notes payable in money other then that stated in our 7 1/4% Convertible Subordinated Notes.

     We, together with the Trustee, may amend or supplement our Indenture with LaSalle National Bank or our 7 1/4% Convertible Subordinated Notes without notice to or consent of any holder in certain events, such as to comply with the conversion, adjustment, liquidation and merger provisions described in our Indenture with LaSalle National Bank, to cure any ambiguity, defect or inconsistency or to make any other change that does not adversely affect the rights of the holders, to comply with the provisions of the Trust Indenture Act or to appoint a successor Trustee.

     No amendment may be made that adversely affects the rights under the provisions described under "Subordination of Notes" above of a holder of an issue of our Senior Indebtedness unless the holders of that issue, pursuant to its terms, consent to such amendment.

REGISTRATION RIGHTS

     On the initial sale of our 7 1/4% Convertible Subordinated Notes, we entered into a registration rights agreement with the initial purchasers of our 7 1/4% Convertible Subordinated Notes. Under this agreement, we must register for resale under the Securities Act our 7 1/4% Convertible Subordinated Notes and the shares of common stock into which our 7 1/4% Convertible Subordinated Notes are convertible within 60 days to register. We will use our reasonable efforts to have this registration statement declared effective as soon as practicable after it is filed and, in any event, within 120 days after November 23, 1998. We will use our reasonable efforts to keep it effective until the earliest of:

     - two years after the filing date;

     - the date when all the applicable securities have been registered under the Securities Act and disposed of; and

     - the date on which all the applicable securities have been sold to the public pursuant to Rule 144 under the Securities Act.

     If you hold securities and sell them under this registration statement, you will be required to provide certain information with respect to yourself and the specifics of the sale. You will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreement which are applicable to you (including certain indemnification obligations). At least five business days prior to any intended resale you must notify us of such intention and provide us with such information with respect to such holder and the intended distribution as may be reasonably required to amend the shelf registration statement or supplement the prospectus.

     We may suspend the use of this prospectus which is a part of the registration statement for limited periods under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events. Subject to certain limitations, we have agreed to pay liquidated damages to all holders of our 7 1/4% Convertible Subordinated Notes or common stock into which our 7 1/4% Convertible Subordinated Notes may convert that have requested to sell pursuant to this registration statement if the registration statement is not timely filed or declared effective, or if a stop order suspending this registration statement or proceedings therefor have been initiated under the Securities Act, or if the related prospectus is unavailable for periods in excess of those set forth in the registration rights agreement. We have further agreed, if such failure to file or unavailability continues for an additional 30 day period, to pay liquidated damages to all such holders, whether or not such holder has requested to sell pursuant to this registration statement. Liquidated damages will accrue until such time as there are no triggering events which have occurred and are continuing at a rate equal to one half of one percent (0.50%) per annum of the principal amount of our 7 1/4% Convertible Subordinated

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

Notes and will be payable on the interest payment dates for our 7 1/4% Convertible Subordinated Notes to the persons in whose names the relevant securities were registered at the close of business on the immediately preceding regular record dates for our 7 1/4% Convertible Subordinated Notes.

     With respect to each holder, our obligations to pay liquidated damages remains in effect only so long as our 7 1/4% Convertible Subordinated Notes and the common stock issuable upon the conversion of our 7 1/4% Convertible Subordinated Notes held by such holder are "Registrable Securities" within the meaning of the registration rights agreement. We will pay all expenses of this registration statement and provide each holder that is selling hereunder copies of this prospectus and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the applicable securities.

     This summary of certain provisions of the registration rights agreement is not complete, and we qualify it in its entirety by reference to all the provisions of the registration rights agreement, a copy of which is available upon request.

SATISFACTION AND DISCHARGE

     If all of our 7 1/4% Convertible Subordinated Notes have been delivered to the Trustee for cancellation (subject to certain limited exceptions) or if all of our 7 1/4% Convertible Subordinated Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year at their stated maturity or upon redemption, then we may terminate all of our obligations under our Indenture with LaSalle National Bank, other than our obligation to pay the principal of and interest on our 7 1/4% Convertible Subordinated Notes and certain other obligations (including our obligation to deliver shares of common stock upon conversion of our 7 1/4% Convertible Subordinated Notes and our obligation to purchase our 7 1/4% Convertible Subordinated Notes following a Change in Control), at any time, by depositing with the Trustee or a paying agent other than us, money sufficient to pay the principal of and interest on our 7 1/4% Convertible Subordinated Notes then outstanding to maturity or redemption.

MERGERS AND CONSOLIDATIONS

     Subject to the right of the holders to require us to purchase our 7 1/4% Convertible Subordinated Notes in the event of a Change in Control, we may consolidate or merge with or into any other corporation, and we may sell, lease, convey, assign or otherwise transfer all or substantially all our property and assets to any other corporation, provided:

     - either we are the resulting or surviving corporation, or the successor corporation is organized and existing under the laws of the United States of America, any state thereof or the District of Columbia which expressly assumes, by supplemental indenture executed and delivered to the Trustee, payment of the principal of and interest on our 7 1/4% Convertible Subordinated Notes and performance and observance of every covenant of ours in our Indenture with LaSalle National Bank and our 7 1/4% Convertible Subordinated Notes (including, without limitation, the agreement to deliver shares of common stock upon conversion of our 7 1/4% Convertible Subordinated Notes);

     - immediately after giving effect to such transaction, no default or Event of Default shall have occurred and be continuing; and

     - certain other conditions are met.

Thereafter, in any such transaction (other than a lease) in which we are not the surviving or resulting corporation, we shall be released from all of our obligations under our Indenture with LaSalle National Bank and our 7 1/4% Convertible Subordinated Notes.

CONCERNING THE TRUSTEE

     LaSalle National Bank has agreed to serve the Trustee under our Indenture with LaSalle National Bank. The Trustee will be permitted to deal with us and any of our Affiliates with the same rights as if it were not Trustee; provided, however, that under the Trust Indenture Act, if the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act) and there exists a default with respect to our 7 1/4% Convertible Subordinated Notes, it must eliminate such conflict or resign.

     The holders of a majority in principal amount of all outstanding of our 7 1/4% Convertible Subordinated Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any law or our Indenture with LaSalle National Bank, is not unduly prejudicial to the rights of another holder or the Trustee and does not involve the Trustee in personal liability.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax considerations to holders of our 7 1/4% Convertible Subordinated Notes. We have based this discussion upon the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. We cannot assure that the IRS will not challenge one or more of the tax consequences described herein. We have not obtained a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding our 7 1/4% Convertible Subordinated Notes or our common stock.

     This discussion does not deal with all aspects of U.S. federal income taxation that may be important to you as a holder of our 7 1/4% Convertible Subordinated Notes, or common stock into which our 7 1/4% Convertible Subordinated Notes may cover. This discussion does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion is for general information purposes only, and does not purport to address all tax consequences that may be important to you in light of your personal circumstances (for example, persons subject to the alternative minimum tax provisions of the Code). This discussion also does not purport to address all the tax consequences that may be important to you if you are subject to special rules such as those applicable to:

     - certain financial institutions;

     - insurance companies;

     - tax exempt entities;

     - dealers in securities;

     - persons who hold our 7 1/4% Convertible Subordinated Notes or common stock as part of a hedging or conversion transaction or straddle; or

     - persons deemed to sell any of our 7 1/4% Convertible Subordinated Notes or common stock under the constructive sale provisions of the Code.

     This discussion assumes that you hold our 7 1/4% Convertible Subordinated Notes and that you will hold the common stock received upon conversion thereof as capital assets under Section 1221 of the Code, and that our 7 1/4% Convertible Subordinated Notes are properly characterized as debt instruments for federal income tax purposes.

     For the purpose of this discussion, a "U.S. Holder" refers to any holder of our 7 1/4% Convertible Subordinated Notes that is a U.S. person, and a "Non-U.S. Holder" refers to any holder of our 7 1/4% Convertible Subordinated Notes who is not a U.S. person. The term "U.S. person" means any of the following:

     - a citizen or resident of the United States;

     - a corporation, partnership (or other entity treated as a corporation or a partnership for U.S. federal income tax purposes) created or organized in the United States or any state thereof or the District of Columbia;

     - an estate the income of which is includible in income for U.S. federal income tax purposes regardless of is source; or

     - a trust subject to primary supervision by a court in the United States and control by one or more U.S. persons.

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING THE FEDERAL STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF OWNERSHIP AND DISPOSITION OF OUR 7 1/4% CONVERTIBLE SUBORDINATED NOTES, INCLUDING CONVERSION OF OUR 7 1/4% CONVERTIBLE SUBORDINATED NOTES, AND THE EFFECT THAT YOUR PARTICULAR CIRCUMSTANCES MAY HAVE ON SUCH TAX CONSEQUENCES.

OWNERSHIP OF NOTES

     Interest on Notes. The stated interest on our 7 1/4% Convertible Subordinated Notes generally will be includible in your gross income and taxable to you as ordinary income in accordance with your method of tax accounting. We intend to take the position that the possibility that you will be paid Liquidated Damages is a remote contingency within the meaning of Treasury Regulations Section 1.1275-4(a)(5). However, our position will not bind the IRS. If the IRS successfully challenges this position, you could suffer potentially adverse tax timing consequences. In addition, any gain you recognize on the sale of our 7 1/4% Convertible Subordinated Notes would constitute ordinary income. We urge you to consult your tax advisors regarding the foregoing. Special rules may apply in the case of Non-U.S. Holders. See "--Certain Federal Income Tax Considerations Applicable to Non-U.S. Holders."

     Adjustments to Conversion Price. The conversion price of our 7 1/4% Convertible Subordinated Notes may change under certain circumstances. In such a case, Section 305 of the Code and the Treasury Regulations issued thereunder may treat you as having received a constructive distribution whether or not you ever exercise your conversion privilege. The constructive distribution will be taxed as ordinary income (subject to a possible dividends received deduction if you are a corporate holder) to the extent our current and/or accumulated earnings and profits, if, and to the extent that, the adjustment in the conversion price increases your proportionate interest in the fully diluted common stock. Moreover, common stock holders themselves will generally be treated as having received a constructive distribution if there is not a full adjustment to the conversion price of our 7 1/4% Convertible Subordinated Notes to reflect a stock dividend or other event increasing the proportionate interest of the common stock holders in our assets or earnings and profits. In such an event, the constructive distribution will be taxable as ordinary income (subject to a possible dividends received deduction if you are a corporate holder) to the extent of our current and/or accumulated earnings and profits.

     Sale, Exchange or Retirement of Notes. In general, you will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of our 7 1/4% Convertible Subordinated Notes. The gain or loss will equal:

     (1) the amount realized; minus

     (2) your adjusted tax basis in our 7 1/4% Convertible Subordinated Notes.

Your tax basis in our 7 1/4% Convertible Subordinated Notes generally will equal:

     (1) the amount you paid for our 7 1/4% Convertible Subordinated Notes; plus

     (2) the amount of any market discount (as discussed below) you previously recognized; or minus

     (3) any amortized bond premium (as discussed below).

Any such gain or loss you recognize on the sale, exchange, redemption, retirement or other disposition of any of our 7 1/4% Convertible Subordinated Notes should be capital gain or loss. Such gain or loss also will generally be long term capital gain or loss if you held or are deemed to have held the 7 1/4% Convertible Subordinated Note for more than one year at the time of the sale or exchange. Special rules may apply in the case of Non-U.S. Holders. See
"-- Certain Federal Income Tax Considerations Applicable to Non-U.S. Holders."

     Conversions of Notes into Common Stock. In general, you will not recognize gain or loss on the conversion of our 7 1/4% Convertible Subordinated Notes into shares of our common stock, unless you receive cash in lieu of a fractional share. Your tax basis in the shares of our common stock received upon conversion of our 7 1/4% Convertible Subordinated Notes will equal your aggregate basis in our 7 1/4% Convertible Subordinated Notes exchanged therefor (less any portion thereof allocable to a fractional share). Your holding period of the shares of common stock you receive upon conversion of our 7 1/4% Convertible Subordinated Notes generally will include the period during which you held our 7 1/4% Convertible Subordinated Notes prior to the conversion. Any cash you receive in lieu of a fractional share of common stock should be treated as a payment in exchange for such fractional share. Any gain or loss you recognize on the receipt of cash paid in lieu of a fractional share generally will equal the difference between the amount of cash you receive and the amount of tax basis allocable to the fractional share. Special rules may apply in the case of Non-U.S. Holders. See "-- Certain Federal Income Tax Considerations Applicable to Non-U.S. Holders."

     Our Common Stock. Any distribution paid to you with respect to our common stock after a conversion of any of our 7 1/4% Convertible Subordinated Notes will constitute ordinary income (subject to a possible dividends received deduction if you are a corporate holder) to the extent made from our current and/or accumulated earnings and profits. The amount of gain or loss you realize on the sale or exchange of common stock will equal:

     (1) the amount you realize on such sale or exchange; minus

     (2) your adjusted tax basis in such common stock.

Such gain or loss will generally be long term capital gain or loss if you have held or are deemed to have held the common stock for more than one year. However, special rules may apply if you originally purchased our 7 1/4% Convertible Subordinated Notes at a market discount (as discussed below). In addition, special rules may apply in the case of Non-U.S. Holders. See "--Certain Federal Income Tax Considerations Applicable to Non-U.S. Holders."

     Market Discount. If you sell any of our 7 1/4% Convertible Subordinated Notes at a lower price than the price at which you purchased our 7 1/4% Convertible Subordinated Notes, the purchaser may be affected by the "market discount" provisions of the Code. Market discount on any of our 7 1/4% Convertible Subordinated Notes will generally equal:

     (1) the principal amount of the 7 1/4% Convertible Subordinated Note; minus

     (2) the price at which you sell the 7 1/4% Convertible Subordinated Note.

The market discount provisions generally require the person to which you sell any of our 7 1/4% Convertible Subordinated Notes to treat as ordinary income any gain recognized on a subsequent disposition of such Note to the extent of the "accrued market discount" at the time of subsequent disposition. If any of our 7 1/4% Convertible Subordinated Notes with accrued market discount is converted into common stock, the amount of such accrued market discount generally will be taxable as ordinary income upon disposition of the common stock. Unless a purchaser of our 7 1/4% Convertible Subordinated Notes with market discount elects otherwise, market discount on our 7 1/4% Convertible Subordinated Notes will be treated as accruing on a straight line basis over the term of such Note. In addition, if a purchaser of any of our 7 1/4% Convertible Subordinated Notes with market discount incurs or maintains indebtedness to purchase or carry the 7 1/4% Convertible Subordinated Note, an interest deduction attributable to such indebtedness may be disallowed until the 7 1/4% Convertible Subordinated Note is disposed of in a taxable transaction.

     Amortizable Premium. If you sell any of our 7 1/4% Convertible Subordinated Notes at a premium over its stated principal amount, plus accrued interest, the purchaser generally may elect to amortize such premium ("Section 171 premium") from the purchase date to the 7 1/4% Convertible Subordinated Note's maturity date under a constant yield method. Section 171 premium, however, will not include any premium attributable to any of our 7 1/4% Convertible Subordinated Notes' conversion feature. The premium attributable to the conversion feature equals:

     (1) the purchase price of the 7 1/4% Convertible Subordinated Note; minus

     (2) what the 7 1/4% Convertible Subordinated Note's fair market value would be if there were no conversion feature.

Amortized Section 171 premium is treated as an offset to interest income on any of our 7 1/4% Convertible Subordinated Notes and not as a separate deduction.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO NON-U.S. HOLDERS

     Interest on Notes. Generally, if you are a Non-U.S. Holder, stated interest paid to you on our 7 1/4% Convertible Subordinated Notes will not be subject to U.S. federal income tax if such interest is not effectively connected with the conduct of a trade or business by you within the United States, and you meet the following three requirements:

     (1) you do not actually or constructively own 10% or more of the total voting power of all classes of our stock entitled to vote;

     (2) you are not a "controlled foreign corporation" with respect to which we are a "related person" within the meaning of the Code; and

     (3) you certify, under penalty of perjury, that you are not a U.S. person and such certificate provides your name and address.

     If you meet certain requirements, the certification described in paragraph 3 above may be provided by:

     - a securities clearing organization;

     - a bank, or

     - other financial institution that holds customers' securities in the ordinary course of is trade or business.

For purposes of paragraph(2) above, the Non-U.S. Holder of our 7 1/4% Convertible Subordinated Notes would be deemed to own constructively the common stock into which it could be converted.

     A Non-U.S. Holder that is not exempt from tax under the above rules generally will be subject to U.S. federal income tax withholding at a rate of 30% unless:

     (1) the interest is effectively connected with the conduct of a U.S. trade or business, in which case the interest will be subject to the U.S. federal income tax on net income that applies to U.S. persons generally; or

     (2) an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax.

If you are a foreign corporation, such U.S. trade or business income may also be subject to the branch profits tax at a 30% rate. (The branch profits tax generally is imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income.) The branch profits tax may not apply (or may apply at a reduced rate) if the foreign corporation is a qualified resident of a country with which the United States has an income tax treaty.

     To claim either (A) the benefit of a tax treaty, or (B) an exemption from withholding because the income is effectively connected with a U.S. trade or business, the Non-U.S. Holder must provide a properly executed Form 1001 or 4224, as applicable, prior to the payment of interest. These forms must be periodically updated. Under new rules that will apply to payments made after December 31, 1999, the Forms 1001 and 4224 will be replaced by Form W-8. Also, under the new rules, a Non-U.S. Holder who is claiming the benefits of a treaty may be required:

     (1) to obtain a U.S. taxpayer identification number; and

     (2) to prove residence in a foreign country by providing certain documentary evidence issued by foreign governmental authorities.

In addition, the new rules provide certain special procedures for payments through qualified intermediaries.

     Sale, Exchange or Redemption of Notes or Shares of Common Stock. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized upon the sale or other disposition of our 7 1/4% Convertible Subordinated Notes or shares of our common stock received in exchange therefor unless:

     (1) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder; or

     (2) the Non-U.S. Holder:

        (A) is a nonresident alien individual;

        (B) holds the common stock as a capital asset; and

        (C) is present in the United States for 183 or more days in the taxable year.

However, a Non-U.S. Holder may be subject to federal income tax with respect to gain realized on the disposition of Notes or shares of common stock if the Company were to become a "United States real property holding corporation" under the Code. In that case, such Non-U.S. Holder can credit any withholding tax withheld pursuant to the rules applicable to dispositions of a "United States real property interest" against such Non-U.S. Holder's U.S. federal income tax liability, and such Non-U.S. Holder may be entitled to a refund upon furnishing required information to the IRS.

     Conversion of Notes. A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of any of our 7 1/4% Convertible Subordinated Notes into shares of our common stock. However, a Non-U.S. Holder may recognize gain to the extent of cash received in lieu of a fractional share on conversion. Such gain would be subject to the rules described above with respect to the rules regarding the sale or exchange of any of our 7 1/4% Convertible Subordinated Notes by a Non-U.S. Holder.

     Dividends on Shares of Common Stock. Generally, any distribution on shares of our common stock to a Non-U.S. Holder will be subject to U.S. federal income tax withholding at a rate of 30% unless:

     (1) the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder; or

     (2) an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax.

If the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, the dividend will be subject to:

        (A) the U.S. federal income tax on net income that applies to U.S. persons generally; and

        (B) with respect to corporate Non-U.S. Holders under certain circumstances, the branch profits tax.

A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. Holders. Information reporting and backup withholding may apply to payments of principal, interest or dividends on, or the proceeds from the sale or other disposition of, our 7 1/4% Convertible Subordinated Notes or common stock with respect to certain noncorporate U.S. Holders. If you are such a U.S. Holder, then you generally will be subject to backup withholding at a rate of 31% unless, among other conditions, you supply a taxpayer identification number and certain other information, certified under penalties of perjury, to the payer or you otherwise establish an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax liability.

     Non-U.S. Holders. Generally, information reporting will apply to payments of interest on our 7 1/4% Convertible Subordinated Notes or dividends on our common stock, and backup withholding at a rate of 31% will apply unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. The 31% backup withholding tax will not apply, however, to interest or dividends subject to the 30% withholding tax described above. In addition, information reporting and backup withholding will apply to payments of principal on our 7 1/4% Convertible Subordinated Notes unless you certify that you are not a U.S. person or otherwise establish an exemption.

     The payment of the proceeds from the disposition of any of our 7 1/4% Convertible Subordinated Notes or common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and possible backup withholding, unless the Non-U.S. Holder certifies as to its Non-U.S. Holder status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a Non-U.S. Holder of our 7 1/4% Convertible Subordinated Notes or common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is either:

     (1) a U.S. person;

     (2) a controlled foreign corporation for U.S. tax purposes; or

     (3) a foreign person 50% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, information reporting generally will apply unless the broker has documentary evidence in its files of the Non-U.S. Holder's foreign status and has no actual knowledge to the contrary.

NEW WITHHOLDING REGULATIONS

     The recently finalized withholding rules referred to above (the "New Regulations") make certain modifications to the withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations generally will be effective for payments made after December 31, 1999, subject to certain transition rules. We urge you to consult your own tax advisors regarding the New Regulations.

     THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF OUR 7 1/4% CONVERTIBLE SUBORDINATED NOTES AND OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                                 LEGAL MATTERS

     Certain legal matters will be passed on for us by our counsel, Jackson Tufts Cole & Black, LLP, San Jose, California. As of the date of this prospectus, Richard Scudellari, a partner in that firm and a director of the Company, owned 70,000 shares of our common stock and holds options to purchase 20,000 shares of our common stock.

                                    EXPERTS

     The consolidated financial statements of Beyond.com Corporation as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048. Copies of such material can be obtained from the Public Reference Section of the SEC upon payment of certain fees prescribed by the SEC. The SEC's Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of that site is http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market and our reports, proxy state-ments and other information may also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed a Registration Statement on Form S-1 with the SEC under the Securities Act in respect of the common stock offered hereby. This prospectus, which is a part of the registration statement, omits certain information contained in the registration statement as permitted by the SEC's rules and regulations. For further information with respect to the Company and the common stock offered hereby, please reference the registration statement, including its exhibits. Statements herein concerning the contents of any contract or other document filed with the SEC as an exhibit to the registration statement are not necessarily complete and are qualified in all respects by such reference. Copies of the registration statement, including all exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at the address set forth above.

                             BEYOND.COM CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations and Comprehensive
  Income....................................................  F-4
Consolidated Statements of Redeemable Convertible Preferred
  Stock and Stockholders' Equity (Net Capital Deficiency)...  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Beyond.com Corporation

     We have audited the accompanying consolidated balance sheets of Beyond.com Corporation as of December 31, 1997 and 1998, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beyond.com Corporation at December 31, 1997 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                              /s/ ERNST & YOUNG LLP
San Jose, California
January 11, 1999

                             BEYOND.COM CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                               DECEMBER 31,
                                                           --------------------
                                                             1997        1998
                                                           --------    --------
Current assets:
  Cash and cash equivalents..............................  $  2,571    $ 81,548
  Accounts receivable, net of allowances of $275 and $878
     at December 31, 1997 and 1998.......................     1,181       8,785
  Note receivable from a director........................        --         270
  Prepaid expenses and other current assets..............       516       6,201
  Cost of deferred revenue...............................     4,938       5,255
                                                           --------    --------
          Total current assets...........................     9,206     102,059
Property and equipment, net..............................       380       3,150
Other noncurrent assets..................................        --       4,695
                                                           --------    --------
          Total assets...................................  $  9,586    $109,904
                                                           ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY
  (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable.......................................  $  2,256    $ 14,443
  Other accrued liabilities..............................       270       1,744
  Current obligations under capital leases...............        18          --
  Deferred revenue.......................................     5,569       5,744
                                                           --------    --------
          Total current liabilities......................     8,113      21,931
Note payable to a shareholder and director...............        60          --
Noncurrent obligations under capital leases..............        39          --
Convertible notes payable................................        --      63,250
Commitments and contingencies
Redeemable convertible preferred stock, no par value,
  issuable in series:
  Authorized shares -- 10,000,000 in 1997
  Issued and outstanding shares -- 7,022,558 in 1997.....    12,565          --
Stockholders' equity (net capital deficiency)
  Preferred stock, no par value:
  Authorized shares -- 15,000,000 in 1998................        --          --
  Common stock, no par value:
  Authorized shares -- 30,000,000 in 1997 and 50,000,000
     in 1998
  Issued and outstanding shares -- 9,070,000 in 1997 and
     27,423,763 in 1998..................................        47      69,311
  Deferred compensation..................................        --      (2,226)
  Accumulated deficit....................................   (11,238)    (42,362)
                                                           --------    --------
          Total stockholders' equity (net capital
             deficiency).................................   (11,191)     24,723
                                                           --------    --------
          Total liabilities and stockholders' equity (net
             capital deficiency).........................  $  9,586    $109,904
                                                           ========    ========

See accompanying notes.

                             BEYOND.COM CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                            AND COMPREHENSIVE INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     YEARS ENDED DECEMBER 31,
                                                  ------------------------------
                                                   1996       1997        1998
                                                  -------    -------    --------
Net revenues....................................  $ 5,858    $16,806    $ 36,650
Cost of revenues................................    5,137     14,873      31,074
                                                  -------    -------    --------
Gross profit....................................      721      1,933       5,576
Operating expenses:
  Research and development......................      431      1,060       4,201
  Sales and marketing...........................      704      1,696      27,568
  General and administrative....................      450      1,087       4,943
                                                  -------    -------    --------
          Total operating expenses..............    1,585      3,843      36,712
                                                  -------    -------    --------
Loss from operations............................     (864)    (1,910)    (31,136)
Interest and other income.......................       96        173       1,356
Interest expense................................      (11)        (6)     (1,293)
                                                  -------    -------    --------
Loss from continuing operations.................     (779)    (1,743)    (31,073)
Loss from discontinued operations...............     (736)    (3,616)         --
                                                  -------    -------    --------
Net loss and comprehensive net loss.............   (1,515)    (5,359)    (31,073)
Accretion of premium on redemption of redeemable
  convertible preferred stock in excess of
  purchase price................................     (101)      (101)        (51)
                                                  -------    -------    --------
Net loss applicable to common stockholders......  $(1,616)   $(5,460)   $(31,124)
                                                  =======    =======    ========
Basic and diluted net loss per share from
  continuing operations.........................  $ (0.10)   $ (0.21)   $  (1.65)
Basic and diluted net loss per share from
  discontinued operations.......................    (0.08)     (0.40)         --
                                                  -------    -------    --------
Basic and diluted net loss per share............  $ (0.18)   $ (0.61)   $  (1.65)
                                                  =======    =======    ========
Weighted average shares of common stock
  outstanding used in computing basic and
  diluted net loss per share....................    9,000      9,000      18,900
                                                  =======    =======    ========
Pro forma basic and diluted net loss per share
  from continuing operations....................             $ (0.10)   $  (1.28)
Pro forma basic and diluted net loss per share
  from discontinued operations..................               (0.20)         --
                                                             -------    --------
Pro forma basic and diluted net loss per
  share.........................................             $ (0.30)   $  (1.28)
                                                             =======    ========
Shares used in computing pro forma basic and
  diluted net loss per share....................              17,828      24,276
                                                             =======    ========

See accompanying notes.

                             BEYOND.COM CORPORATION

       CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
               AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                          STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
                                                                 ----------------------------------------------------------------
                                              REDEEMABLE                                                                TOTAL
                                              CONVERTIBLE                                                            STOCKHOLDERS
                                            PREFERRED STOCK                                                          EQUITY (NET
                                         ---------------------       COMMON STOCK         DEFERRED     ACCUMULATED     CAPITAL
                                           SHARES      AMOUNT      SHARES     AMOUNT    COMPENSATION     DEFICIT     DEFICIENCY)
                                         ----------   --------   ----------   -------   ------------   -----------   ------------
Balance at December 31, 1995...........   1,437,500   $    651    9,000,000   $    45     $    --       $   (838)      $   (793)
Issuance of Series A redeemable
  convertible preferred stock at $0.91
  per share............................     164,835        150           --        --          --             --             --
Issuance of Series A redeemable
  convertible preferred stock at $0.91
  per share for the conversion of notes
  payable and accrued interest and for
  services received....................     383,185        349           --        --          --             --             --
Issuance of Series B redeemable
  convertible
  preferred stock at $2.70 per share,
  net..................................   2,037,038      5,144           --        --          --             --             --
Accretion of premium on redemption of
  redeemable convertible preferred
  stock in excess of purchase price....          --        101           --        --          --           (101)          (101)
Net loss...............................          --         --           --        --          --         (1,515)        (1,515)
                                         ----------------------------------------------------------------------------------------
Balance at December 31, 1996...........   4,022,558      6,395    9,000,000        45                     (2,454)        (2,409)
Issuance of Series C redeemable
  convertible
  preferred stock at $2.04 per share,
  net..................................   3,000,000      6,069           --        --          --             --             --
Issuance of common stock upon exercise
  of options under employee stock
  option plan..........................          --         --       70,000         2          --             --              2
Accretion of premium on redemption of
  redeemable convertible preferred
  stock in excess of purchase price....          --        101           --        --          --           (101)          (101)
Spin-off of CyberSource to stockholders
  on December 31, 1997.................          --         --           --        --          --         (3,324)        (3,324)
Net loss...............................          --         --           --        --          --         (5,359)        (5,359)
                                         ----------------------------------------------------------------------------------------
Balance at December 31, 1997...........   7,022,558     12,565    9,070,000        47          --        (11,238)       (11,191)
Issuance of common stock upon exercise
  of options under employee stock
  option plan..........................          --         --      165,852        28          --             --             28
Issuance of Series D redeemable
  convertible
  preferred stock at $2.60 per share,
  net..................................   1,153,846      2,924           --        --          --             --             --
Accretion of premium on redemption of
  redeemable convertible preferred
  stock in excess of purchase price....          --         51           --        --          --            (51)           (51)
Conversion of redeemable convertible
  preferred stock to common stock upon
  the initial public offering..........  (8,176,404)   (15,540)  12,198,962    15,540          --             --         15,540
Issuance of warrant to AOL.............          --         --           --     1,075          --             --          1,075
Shares issued upon the initial public
  offering, net........................          --         --    5,750,000    46,830          --             --         46,830
Shares issued in a private placement...          --         --      238,949     2,000                         --          2,000
Deferred compensation resulting from
  the grant of options.................          --         --           --     3,791      (3,791)            --             --
Amortization of deferred
  compensation.........................          --         --           --        --       1,565             --          1,565
Net loss and comprehensive net loss....          --         --           --        --          --        (31,073)       (31,073)
                                         ----------------------------------------------------------------------------------------
Balance at December 31, 1998...........          --   $     --   27,423,763   $69,311     $(2,226)      $(42,362)      $ 24,723
                                         ==========   ========   ==========   =======     =======       ========       ========

See accompanying notes.

                             BEYOND.COM CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                         YEARS ENDED DECEMBER 31,
                                                      ------------------------------
                                                       1996       1997        1998
                                                      -------    -------    --------
OPERATING ACTIVITIES
Net loss............................................  $(1,515)   $(5,359)   $(31,073)
Adjustments to reconcile net loss to net cash used
  in operating activities:
  Depreciation and amortization.....................       19         79       6,613
  Amortization of deferred compensation and other...       49         --       1,565
  Amortization of debt issuance costs...............       --         --         113
  Net loss of discontinued operations...............      736      3,616          --
Changes in assets and liabilities:
  Accounts receivable...............................     (202)      (750)     (7,604)
  Prepaid expenses and other current assets.........      (50)      (440)    (11,490)
  Cost of deferred revenue..........................     (819)    (4,120)       (317)
  Other noncurrent assets...........................       --         --      (1,068)
  Accounts payable..................................      345      1,720      12,187
  Other accrued liabilities.........................      (28)       172       1,474
  Deferred revenue..................................      967      4,602         175
  Cash provided by (used for) discontinued
     operations.....................................       (6)       181          --
                                                      -------    -------    --------
Net cash used in operating activities...............     (504)      (299)    (29,425)
INVESTING ACTIVITIES
Purchases of property and equipment.................      (16)      (333)     (3,280)
Issuance of note receivable to director.............       --         --        (270)
Cash used for discontinued operations...............   (1,292)    (4,611)         --
                                                      -------    -------    --------
Net cash used in investing activities...............   (1,308)    (4,944)     (3,550)
FINANCING ACTIVITIES
Proceeds from issuance of convertible notes
  payable...........................................       --         --      63,250
Payments for debt issuance costs....................       --         --      (2,963)
Repayment of note payable to related party..........       --        (45)        (60)
Repayment of capital leases obligations.............       --         (3)        (57)
Proceeds from sale of redeemable convertible
  preferred stock, net..............................    5,294      6,069       2,924
Proceeds from sale of common stock, net.............       --         --      48,830
Proceeds from exercise of stock options.............       --          2          28
Cash used for discontinued operations...............       --     (1,946)         --
                                                      -------    -------    --------
Net cash provided by financing activities...........    5,294      4,077     111,952
                                                      -------    -------    --------
Net increase (decrease) in cash and cash
  equivalents.......................................    3,482     (1,166)     78,977
Cash and cash equivalents at beginning of period....      255      3,737       2,571
                                                      -------    -------    --------
Cash and cash equivalents at end of period..........  $ 3,737    $ 2,571    $ 81,548
                                                      =======    =======    ========
SUPPLEMENTAL SCHEDULES OF CASH FLOW INFORMATION
Interest paid.......................................  $    --    $     6    $
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
  ACTIVITIES
Issuance of Series A redeemable convertible
  preferred stock upon conversion of notes
  payable...........................................  $   300    $    --    $     --
Issuance of Warrant to AOL..........................  $    --    $    --    $  1,075
Deferred compensation related to stock option
  grants............................................  $    --    $    --    $  3,791
Issuance of common stock upon conversion of
  preferred stock...................................  $    --    $    --    $ 15,540

See accompanying notes.

                             BEYOND.COM CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Beyond.com Corporation (the "Company") was incorporated in the state of California as CyberSource Corporation on August 12, 1994. In April 1998, the Company changed its name to software.net Corporation. In June 1998, the Company reincorporated in Delaware as software.net Corporation. In December 1998, the Company changed its name to Beyond.com. The Company is engaged in the resale of commercial off-the-shelf software ("Software") via the Internet. On December 31, 1997, the Company distributed capital stock of its wholly owned subsidiary, CyberSource Corporation ("CyberSource"), in the form of a dividend to all existing stockholders of the Company. The accompanying consolidated financial statements have been prepared to reflect CyberSource as a discontinued operation (see Note 2).

Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

     The Company's revenues are primarily derived from sales of Software to customers using credit cards, to corporate customers that are invoiced directly under credit terms, to various U.S. government agencies pursuant to contractual arrangements and, to a lesser extent, amounts received from Software publishers for advertising and promotion. Revenue from the sale of Software, net of estimated returns, is recognized upon either shipment of the physical product or delivery of electronic product, at which time, collectibility is probable and the Company has no remaining obligations. Revenue from the sale of Software under contracts with the U.S. government require continuing service, support and performance by the Company, and accordingly, the related revenues and costs are deferred and recognized over the period the service, support and performance are provided. Revenues derived from Software publishers for advertising and promotion are recognized as the services are provided. Costs of deferred revenue relate to Software licenses purchased from Software publishers for sales to U.S. government agencies.

     In May 1997, the Financial Accounting Standards Board approved the American Institute of Certified Public Accountants Statement of Position, "Software Revenue Recognition" (SOP 97-2). SOP 97-2 provides revised and expanded guidance on software revenue recognition and applies to all entities that earn revenue from licensing, selling, or otherwise marketing computer software. SOP 97-2 is effective for transactions entered into in fiscal years beginning after December 15, 1997. The application of SOP 97-2 has not had a material impact on the Company's results of operations.

                             BEYOND.COM CORPORATION

     During fiscal 1998, the Financial Accounting Standard Board approved the American Institute of Certified Public Accountants Statements of Position, "Deferral of the Effective Date of a Provision of SOP 97-2, Software Revenue Recognition" (SOP 98-4)_ and "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions" (SOP 98-9) which provide revised and expanded guidance with respect to vendor specific objective evidence as defined by SOP 97-2. SOP 98-4 and SOP 98-9 are effective for transactions entered into after March 31, 1998 and fiscal years beginning after March 15, 1999, respectively. The application of SOP 98-4 and SOP 98-9 has not had a material impact on the Company's results of operations.

Research and Development

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. In the Company's case, capitalization would begin upon completion of a working model as the Company does not prepare detailed program designs as part of the development process. Through December 31, 1998, there were no significant capitalizable software development costs incurred and, as a result, all such costs have been expensed as incurred.

Advertising Expense

     The costs of advertising are recorded as an expense when incurred or upon the first showing of the advertisement. Advertising costs for the years ended December 31, 1996, 1997, and 1998 were approximately $98,000, $178,000, and
$8,500,000, respectively. Amounts capitalized for future advertising were none and $515,000, at December 31, 1997 and 1998, respectively.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. As of December 31, 1997 and 1998, cash equivalents consist primarily of investments in money market accounts and cost approximates fair market value. The Company places its cash and cash equivalents in high-quality U.S. financial institutions and, to date, has not experienced losses on any of its investments.

Concentration of Credit Risk and Other Risks

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivables. The Company operates in one business segment and sells Software and advertising primarily in the United States to consumers, various companies across several industries and certain U.S. government agencies. The Company generally does not require collateral. The Company maintains allowances for credit losses and customer returns, and such losses have been within

                             BEYOND.COM CORPORATION
management's expectations. For each of the years ended December 31, 1997 and 1998, U.S. government agencies, principally the Defense Logistics Agency, accounted for 33% and 29% of revenues, respectively. There were no government customers accounting for greater than 10% of revenues in 1996. As of December 31, 1998, 65% and 12% of accounts receivable was comprised of sales to U.S. government agencies and one corporate customer, respectively.

     The Company's contracts with the U.S. government are subject to annual review and renewal by the applicable government entity, and may be terminated, without cause, at any time.

     The Company's success depends in large part on digital downloading as a method of selling Software over the Internet. If digital downloading does not achieve widespread market acceptance, the Company's results of operations will be materially adversely affected. In addition, there can be no assurance that the Company will overcome the substantial existing and future technical challenges associated with digital downloading reliably and consistently on a long-term basis.

Property and Equipment

     Property and equipment are stated at cost and are depreciated on a straight-line basis over estimated useful lives of three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives. Property and equipment consist of the following (in thousands):

                                                          DECEMBER 31,
                                                         --------------
                                                         1997     1998
                                                         ----    ------
Computer equipment and software........................  $257    $2,450
Furniture and fixtures.................................   122     1,010
Office equipment.......................................    70        77
Leasehold improvements.................................    29       221
                                                         ----    ------
                                                          478     3,758
Less accumulated depreciation and amortization.........   (98)     (608)
                                                         ----    ------
                                                         $380    $3,150
                                                         ====    ======

Accounting for Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and related interpretations in accounting for its employee stock options because, as discussed in Note 8, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. See pro forma disclosures of applying FAS 123 included in
Note 8.

                             BEYOND.COM CORPORATION

Net Loss Per Share and Pro forma Net Loss Per Share

     Net loss per share is presented under Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128). FAS 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. Earnings per share amounts for all periods have been presented to conform to FAS 128 requirements. Potentially dilutive securities have been excluded from the computation as their effect is antidilutive.

     Pro forma net loss per share has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of redeemable convertible preferred shares not included above that automatically converted upon completion of the Company's initial offering (using the if-converted method).

     Pro forma basic and diluted net loss per share is as follows (in thousands, except per share amounts):

                                                                YEAR ENDED
                                                                DECEMBER 31
                                                            -------------------
                                                             1997        1998
                                                            -------    --------
Net loss..................................................  $(5,539)   $(31,073)
                                                            =======    ========
Shares used in computing basic and diluted net loss per
  share...................................................    9,000      18,900
Adjustments to reflect the effect of the assumed
  conversion of redeemable convertible preferred stock
  from the date of issuance through the date of the
  initial public offering in 1998.........................    8,828       5,376
                                                            -------    --------
Weighted average shares used in computing pro forma basic
  and diluted net loss per share..........................   17,828      24,276
                                                            =======    ========
Pro forma basic and diluted net loss per share............  $ (0.30)   $  (1.28)
                                                            =======    ========

     If the Company had reported net income, diluted earnings per share would have included the shares used in the computation of pro forma net loss per share as well as an additional approximately 1,577,000, 1,879,000, and 2,965,000 common equivalent shares related to the outstanding options and warrants (determined using the treasury stock method) for the years ended December 31, 1996, 1997 and 1998, respectively, and an additional 3,449,000 shares in 1998 related to the convertible notes payable not included above (using the "if converted" method).

Income Taxes

     Income taxes are calculated under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). Under FAS 109, the liability method is used in accounting for income taxes, which includes the effects of temporary differences between financial and taxable amounts of assets and liabilities.

                             BEYOND.COM CORPORATION

Segment Information

     The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS 131) in the fiscal year ended December 31, 1998. FAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. FAS 131 also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under FAS 131, is the Chief Executive Officer. To date, the Company has viewed the Company's operations as principally one segment, Software sales. Additionally, the Company derives an immaterial amount of revenue from non-domestic sources. As a result, the financial information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

Internally Used Software

     In March 1998, the Financial Accounting Standards Board approved American Institute of Certified Public Accountants Statement of Position, "Accounting for Computer Software Developed For or Obtained For Internal-Use" (SOP 98-1). SOP 98-1 provides revised guidance for the accounting treatment for software which is internally developed, acquired, or modified solely to meet the entity's internal needs. SOP 98-1 applies to all non-governmental entities and is effective for all activities in fiscal years beginning after December 15, 1998. The Company does not expect SOP 98-1 to have a material effect on its financial statements or results of operations.

 2. DISCONTINUED OPERATIONS

     On December 31, 1997, the Company and its stockholders approved a transfer of assets and liabilities to its wholly owned subsidiary, CyberSource, and the distribution of CyberSource capital stock, (the "Spin-off"), in the form of a dividend to the Company's existing stockholders, on a pro rata basis such that the stockholders of CyberSource were the same as the stockholders of the Company at the time of the distribution. Revenues of CyberSource were $170,000 and $1,128,000 for the years ended December 31, 1996 and 1997, respectively. The results of operation of the discontinued business have been presented as a loss from discontinued operations.

                             BEYOND.COM CORPORATION

     The components of net assets at the time of the Spin-off on December 31, 1997 are summarized as follows (in thousands):

Assets:
  Cash and cash equivalents................................     $2,000
  Accounts receivable......................................        606
  Prepaid expenses and other assets........................        118
  Property and equipment...................................      1,152
Less liabilities:
  Accounts payable and accrued liabilities.................        397
  Deferred revenue and other...............................        155
                                                                ------
Net assets.................................................     $3,324
                                                                ======

 3. MARKETING AGREEMENTS

     During 1997 and 1998, the Company entered into marketing agreements with America Online, Inc. ("AOL"), Excite, Inc. ("Excite"), Netscape Communications Corporation ("Netscape") and Network Associates, Inc. ("Network Associates").

     The AOL Agreement is for a term of 42 months beginning March 1998, unless earlier terminated, and provides for a marketing relationship between AOL and the Company. Pursuant to this agreement, the Company will be the exclusive provider of electronically delivered Software on certain screens on the AOL Service and aol.com to AOL customers through links to the Company's Web site from various AOL Web pages. During the term, AOL is obligated to deliver a cumulative number of Impressions (as defined in the agreement), with various cumulative targets throughout the duration of the agreement term. If AOL does not provide certain cumulative targeted Impressions, AOL will be required to refund a portion of the fees paid by the Company under this agreement (or under some circumstances, as outlined in this agreement, AOL will have the option to extend the term and deliver the Impressions by the end of that extended term). Upon conclusion of the initial 42 month term, AOL will have the right to renew the agreement for two successive one-year terms.

     The Excite agreement is for a term of 36 months beginning April 1998 pursuant to which the Company will be the exclusive Software reseller on certain screens within certain channels of Excite's Web site.

     The Netscape agreement is for a term of 24 months beginning August 1997, pursuant to which the Company created and manages an online Software store accessible through Netscape's Internet site.

     The Company has entered into various contracts with Network Associates in 1997 and 1998. In September 1997, the Company and Network Associates entered into an agreement whereby the Company agreed to electronically distribute Network Associates products. In September 1998, the Company and Network Associates entered into agreements whereby the Company agreed to co-host certain websites with Network Associates and whereby the Company agreed to operate and manage certain aspects of Network Associates' website. Pursuant to these agreements, the Company and Network

                             BEYOND.COM CORPORATION

Associates have developed an interdependent relationship whereby the Company resells Network Associates' products. Furthermore, the Company has significant fixed financial obligations to Network Associates under the Co-Hosting Agreement based on certain exclusivity rights.

     These marketing agreements provide for payments totaling $8,963,000 in 1999, $10,213,000 in 2000 and $1,163,000 in 2001. During 1998, the Company made payments totalling $10,613,000 under these agreements.

     Under these agreements, once the Company has generated a certain cumulative net gross margin from Software sales, the Company will pay specified percentages of the gross transaction margins from all subsequent software sales transactions and a percentage of certain advertising revenues. As of December 31, 1998, none of these net gross margin targets have been achieved.

     The amounts paid under the AOL, Netscape and Network Associates agreements are being amortized to sales and marketing expenses on a straight-line basis over the period from the launch dates to the termination dates of the services. The periods of amortization are March 1998 to August 2001; August 1997 to July 1999; and September 1998 to August 2001 for AOL, Netscape and Network Associates, respectively. The amounts paid under the Excite agreement are being expensed to sales and marketing expenses as the payments become due over the contract term beginning from the launch date of the services. The period of amortization for this agreement is April 1998 to March 2001. The Company has expensed $104,000 and $6,700,000 related to these agreements in 1997 and 1998, respectively. Total amounts capitalized under these agreements at December 31, 1997 and 1998 were none and $4,100,000, respectively.

     The Company also entered into a Common Stock and Warrants Subscription Agreement which provided for the sale of $2,000,000 of common stock to AOL immediately prior to the closing of an initial public offering ("IPO") at the price paid by the Underwriters in the IPO. At the completion of the IPO and the purchase by AOL of the $2,000,000 of common stock, the Company issued a common stock warrant (the "IPO Warrant"). The IPO Warrant vests in increments of 1/36 per month commencing March 1, 1998. The IPO Warrant was issued for the purchase of 358,422 shares of common stock at an exercise price per share of $8.37 and such shares are non-forfeitable.

     The Company has determined the fair value of the IPO Warrant at the time of issuance to be approximately $1,075,000 in total and recorded this amount as additional purchase price for the marketing rights under the marketing agreement. The value of the warrant is being amortized on a consistent basis with the marketing rights as described above. The Company amortized $298,000 of the IPO Warrant value to sales and marketing expense in 1998.

 4. BORROWINGS

     In September 1995, the Company issued notes payable of $300,000. In February 1996, the $300,000 of principal and $11,000 of accrued interest were converted into 341,426 shares of Series A preferred stock at a price of $0.91 per share.

                             BEYOND.COM CORPORATION

     The Company entered into a credit agreement (the "Credit Agreement") with Deutsche Bank AG ("Deutsche Bank") in May 1998. Pursuant to the Credit Agreement, on May 21, 1998, Deutsche Bank issued a standby letter of credit to the Company in the amount of approximately $600,000 (the "Credit Facility") and loaned the Company approximately an additional $4,200,000 (the "Loan"). The Loan bore interest at a rate equal to the higher of (i) the daily Federal Funds Rate plus 0.5% per annum or (ii) Deutsche Bank daily prime lending rate ("Base Rate"), plus 3.0%, per annum. The Company was also required to pay a standby letter of credit fee equal to a percentage of the face amount of the Credit Facility equal to the Base Rate plus 3% less the LIBOR rate for a three-month loan. In conjunction with the Credit Agreement, the Company also paid Deutsche Bank an upfront fee of $120,000 and credit line fees equal to 7.5% totaling $18,000. All amounts borrowed under this agreement were paid by the Company on November 16, 1998.

5 . CONVERTIBLE NOTES PAYABLE

     In November and December 1998, the Company issued unsecured convertible subordinated notes payable with an aggregate principal amount of $63,250,000. The notes bear an annual interest rate of 7.25% and mature on December 1, 2003. Interest on the notes is payable semi-annually commencing on June 1, 1999. The notes are convertible into common stock at the option of the holder at any time prior to December 2, 2003 at the conversion price of $18.34 per share. As of December 31, 1998, the difference between the carrying value and the fair value of the notes payable was immaterial based upon the minimal change in interest rates from the dates of issuance to fiscal year end. There are no financial covenants associated with the notes payable.

     At any time on or after December 6, 2001 the notes will be redeemable at the option of the Company at the specified redemption price equal to a percentage of the principal amount, plus accrued interest. The Company shall redeem such notes at a price equal to 101.813% of the principal on or before November 30, 2002. Subsequent to this date the notes shall be redeemed at a price equal to 100% of the principal amount of the notes.

 6. OPERATING LEASE COMMITMENTS

     The Company leases or subleases facilities and certain equipment under noncancelable operating leases expiring at various dates through 2003. The Company does not have an option to renew or extend the term of the sublease related to the Company's principal administrative, engineering, marketing and customer service facility which expires in 2003. Rental expense was approximately $101,000, $266,000, and $1,228,000 for the years ended December 31, 1996, 1997, and 1998, respectively.

                             BEYOND.COM CORPORATION

     Future minimum lease payments under noncancelable operating leases are as follows as of December 31, 1998 (in thousands):

1999........................................................  $ 2,461
2000........................................................    2,484
2001........................................................    2,277
2002........................................................    2,285
2003........................................................    1,043
                                                              -------
          Total minimum lease payments......................  $10,550
                                                              =======

 7. REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Redeemable convertible preferred stock at December 31, 1997 is as follows by series:

                                            DESIGNATED     SHARES ISSUED AND
                                              SHARES          OUTSTANDING
                                            ----------    --------------------
A.........................................  1,985,520          1,985,520
B.........................................  2,500,000          2,037,038
C.........................................  3,000,000          3,000,000
D.........................................  1,523,424                 --
                                            ---------          ---------
          Total preferred stock...........  9,008,944          7,022,558
                                            =========          =========

     In March and April 1998, the Company sold 1,153,846 shares of Series D redeemable convertible preferred stock at $2.60 per share.

     Each share of preferred stock was convertible at any time at the option of the holder into shares of common stock at the then effective conversion price. Each outstanding share of Series A, B, C, and D redeemable convertible preferred stock was convertible into 2.00, 2.00, 1.00, and 1.00 shares of common stock, respectively, and was subject to adjustment as specified in the Articles of Incorporation. Upon the Company's initial public offering, all outstanding shares of preferred stock converted into 12,198,962 shares of common stock. There have been no dividends declared or payable by the Company.

 8. STOCKHOLDERS' EQUITY

Common Shares

     The Company is authorized to issue 50,000,000 shares of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of the Company. Subject to the preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, that may be declared by the Board of Directors.

                             BEYOND.COM CORPORATION

     The Company has reserved shares of common stock for future issuance at December 31, 1998 as follows:

1995 and 1998 Stock Option Plans:
  Options outstanding.......................................  4,495,299
  Options available for future grant........................    268,849
Options granted outside of the Plan.........................  1,000,000
Outstanding warrants........................................    358,422
                                                              ---------
                                                              6,122,570
                                                              =========

Stock Option Plans

     The Company's 1995 Stock Option Plan was adopted by the Company on January 5, 1995. There are 3,000,000 shares of common stock authorized for issuance under such plan. On April 4, 1998, the Company's Board of Directors and stockholders adopted the 1998 Stock Option Plan and reserved an aggregate of 2,000,000 shares of Common Stock for grants of stock options under such plan. These plans (collectively "the Plans") provide for the issuance of common stock and granting of options to employees, officers, directors, consultants, independent contractors, and advisors of the Company. The exercise price of a nonqualifying stock option and an incentive stock option shall not be less than 85% and 100%, respectively, of the fair value of the underlying shares on the date of grant. Options granted under the Plans generally vest over four years at the rate of 25% one year from the grant date and ratably every month thereafter.

     In conjunction with the Spin-off of CyberSource on December 31, 1997, employees of the Company maintained their outstanding options to purchase common shares of the Company and were granted additional stock options in CyberSource based on the extent that the employees original options were vested. Employees of CyberSource immediately following the Spin-off maintained their outstanding vested stock options in the Company (although these stock options will now be treated as nonqualified stock options subsequent to the Spin-off) and were granted additional incentive stock options in CyberSource. The exercise prices of the original and additional option grants were adjusted to reflect the allocation of the current fair market value per share price between the Company's and CyberSource's common stock based on an independent valuation of the respective fair market value of such shares of common stock. Options to purchase common shares of the Company held by the CyberSource employees that had not vested as of the date of the Spin-off were canceled. The following table summarizes option activity for the years ended December 31, 1996 and 1997, and 1998, and has been adjusted to retroactively reflect the change in exercise prices of options to purchase common shares of the Company. The adjustments and Spin-off of options resulted in nonstapled options to the employees of each entity and were accounted for and in compliance with the guidelines in Emerging

                             BEYOND.COM CORPORATION

Issues Task Force Issue No. 90-9 and, therefore, no compensation expense has been recorded.

                                                                 OPTIONS OUTSTANDING
                                                             ----------------------------
                                                                             WEIGHTED
                                                              NUMBER     AVERAGE EXERCISE
                                          SHARES AVAILABLE   OF SHARES   PRICE PER SHARE
                                          ----------------   ---------   ----------------
Balance at December 31, 1995............        770,000        530,000        $0.010
  Additional shares reserved............        700,000             --            --
  Options granted.......................       (618,500)       618,500        $0.052
                                             ----------      ---------
Balance at December 31, 1996............        851,500      1,148,500        $0.033
  Options granted.......................       (750,700)       750,700        $0.156
  Options exercised.....................             --        (70,000)       $0.031
  Options canceled......................        110,000       (110,000)       $0.135
  Cancellation of unvested options held
     by CyberSource employees...........        702,745       (702,745)       $0.097
                                             ----------      ---------
Balance at December 31, 1997............        913,545      1,016,455        $0.068
  Additional shares reserved............      3,000,000             --            --
  Options granted.......................     (3,868,946)     3,868,946        $5.162
  Options exercised.....................             --       (165,852)       $0.168
  Options canceled......................        224,250       (224,250)       $5.775
                                             ----------      ---------
Balance at December 31, 1998............        268,849      4,495,299        $4.163
                                             ==========      =========

     In connection with certain stock options granted in March and April 1998, the Company recorded deferred compensation for the estimated difference between the exercise price of the options and the deemed fair value of approximately $3,800,000 which is being amortized over the four year vesting period of the options.

     The following table summarizes information about options outstanding as of December 31, 1998:

                       NUMBER OF                    WEIGHTED         NUMBER OF
                        OPTIONS        WEIGHTED     AVERAGE           OPTIONS        WEIGHTED
                   OUTSTANDING AS OF   AVERAGE     REMAINING     EXERCISABLE AS OF   AVERAGE
                     DECEMBER 31,      EXERCISE   CONTRACTUAL      DECEMBER 31,      EXERCISE
 EXERCISE PRICE          1998           PRICE     LIFE (YEARS)         1998           PRICE
 --------------    -----------------   --------   ------------   -----------------   --------
$0.004  - $ 1.90..     1,285,499        $ 0.46        8.05            642,341         $0.04
$2.60   - $ 4.00..     1,241,600        $ 2.61        9.24              5,000         $4.00
$4.36   - $ 8.63..     1,246,800        $ 5.52        9.38                 --         $  --
$9.00   - $29.06..       721,400        $11.09        9.56              1,000         $9.00
                       ---------                                      -------
$0.0042 - $29.06..     4,495,299        $4.163                        648,341         $0.09
                       =========                                      =======

     As of December 31, 1996, and 1997, 573,498 and 666,448 options were exercisable at a weighted average exercise price of $0.03 and $0.03, respectively.

                             BEYOND.COM CORPORATION

Options Granted Outside of the Stock Option Plans

     On January 5, 1995, the Company granted options outside of the Plans to its Chief Technical Officer to purchase 1,000,000 shares of common stock of the Company at an exercise price of $0.004 per share. None of the options have been exercised as of December 31, 1998. As of December 31, 1998, the remaining life of the options is approximately three years, and all options are exercisable.

Stock-Based Compensation

     Pro forma information regarding net loss is required by FAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted during the period from January 5, 1995 (date of adoption of the Plan) through December 31, 1995 (1995) and the years ended December 31, 1996, 1997, and 1998 under the fair value method of FAS 123. The fair value for options granted prior to the IPO were estimated at the date of grant using the minimum value method. Options granted subsequent to the IPO were valued using the Black-Scholes model based on the actual stock closing price on the day previous to the date of grant. The following weighted average assumptions were used to calculate the value of the options granted: risk-free interest rate of 5.6%, 6.1% and 5.2% for 1996, 1997, and 1998, respectively, no dividend yield, no volatility factor for 1996 and 1997 and a volatility factor of 1.35 for 1998, of the expected market price of the Company's common stock, and a weighted average expected life of the option of four years for 1996 and 1997 and 5.43 years for 1998.

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had compensation cost for the Company's stock-based compensation plans been determined using the fair value at the grant dates for awards under those Plans calculated using the minimum value method and the Black-Scholes model described above, the Company's net loss and pro forma basic and diluted net loss per share would have been increased to the pro forma amounts indicated below:

                                                     YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                   1996       1997        1998
                                                  -------    -------    --------
Pro forma net loss (in thousands)...............  $(1,515)   $(5,364)   $(32,924)
Pro forma basic and diluted net loss per
  share.........................................             $ (0.30)   $  (1.36)

     The weighted average fair value of options granted, which is the value assigned to the options under FAS 123, was $0.04, $0.04 and $6.48 for options granted during 1996, 1997, and 1998 respectively.

                             BEYOND.COM CORPORATION

     The pro forma impact of options on the net loss for the years ended December 31, 1996, 1997, and 1998 is not representative of the effects on net income (loss) for future years, as future years will include the effects of options vesting as well as the impact of multiple years of stock option grants. The effect of FAS 123 will not be fully reflected until 1999.

 9. RELATED PARTY TRANSACTIONS

     Pursuant to the terms of an agreement entered into in connection with the Spin-off of CyberSource, the Company uses services supplied to the Company by CyberSource on a non-exclusive basis. These services relate to credit card processing, fraud screening, export control, sales tax computation, electronic licensing, hosting of electronic downloads and fulfillment notification. Any discontinuation of such services, or any reduction in performance that requires the Company to replace such services, would be disruptive to the Company's business. The Company also received a non-exclusive license to certain CyberSource Technology. Under the services agreement, the Company is obligated to compensate CyberSource on a basis of services used per order or transaction. The Company recorded expenses of approximately $746,500 related to such services in 1998. As of December 31, 1998, amounts owed to CyberSource were approximately $100,000.

     During the years ended December 31, 1996, 1997, and 1998, legal fees incurred were approximately, $112,000, $304,000, and $1,300,000, respectively, relating to a law firm in which a current director of the Company is a partner. As of December 31, 1997 and 1998, amounts owed to the law firm were approximately $89,000, and $147,000, respectively.

     On March 18, 1998, the Company borrowed $400,000 from CyberSource. The note was repaid in June 1998.

     On April 15, 1998, the Company issued a promissory note to a director and stockholder to whom it loaned an aggregate of $270,000. Interest shall accrue on the outstanding principal at a rate of 6.02% per annum. The note and related accrued interest are due December 17, 1999. This note remains outstanding as of December 31, 1998.

10. LITIGATION AND CONTINGENCIES

     From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. The Company believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position or results of operations.

     In November 1998, a third party that appears to hold a registered United States trademark for "A Better Way to Buy Software" sent the Company a letter asserting that use of that phrase up to such time infringed its trademark rights. The Company disputes the validity of this assertion. However, this third party might file a lawsuit against the Company, which could subject the Company to injunctive relief or money damages, or both. In November 1998, another third party, based in Australia, sent the Company a letter asserting that the Company's use of the name "Beyond.com" infringes the trademark and domain name rights of this third party. The Company disputes the validity of this

                             BEYOND.COM CORPORATION
assertion. However, if the asserting party were to be successful with certain of its claims the Company's ability to use the "Beyond.com" mark, name or domain name could be materially and adversely affected.

11. INCOME TAXES

     No provision for income taxes has been recorded due to operating losses with no current tax benefit.

     As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $37,000,000 and $31,000,000, respectively. The Company also had federal and state research credit carryforwards of approximately $314,000 and $268,000, respectively. The net operating losses and credit carryforwards will expire at various dates beginning in 2002 through 2013, if not utilized. The net operating loss carryforwards differ from the accumulated deficit primarily as a result of the accounting for the Spin-off of CyberSource to the Company's preferred and common stockholders on December 31, 1997.

     Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                    DECEMBER 31,
                                             ---------------------------
                                                1997            1998
                                             -----------    ------------
Deferred tax assets:
  Net operating loss carryforwards.........  $ 2,952,000    $ 14,507,000
  Research credit carryforwards............       43,000         491,000
  Reserves and accruals....................      151,000         807,000
                                             -----------    ------------
          Total deferred tax assets........    3,146,000      15,805,000
Valuation allowance........................   (3,146,000)    (15,805,000)
                                             -----------    ------------
Net deferred tax assets....................  $        --    $         --
                                             ===========    ============

     Under Statement of Financial Accounting Standards No. 109, (FAS 109), deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Based upon the weight of available evidence, which includes the Company's historical operating performance, the reported net losses in 1996, 1997, and 1998, and the uncertainties regarding future results of operations of the Company, the Company has provided a full valuation allowance against its net deferred tax assets as it is not more likely than not that the deferred tax assets will be realized. The valuation allowance increased by $2,204,000 during 1997 and increased by $12,659,000 during 1998.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             BEYOND.COM CORPORATION

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and Nasdaq filing fee.

Securities and Exchange Commission filing fee...............  $ 18,000
Nasdaq National Market listing fee..........................  $     --
Blue Sky fees and expenses..................................  $     --
Printing and engraving expenses.............................  $ 50,000
Legal fees and expenses.....................................  $ 50,000
Accounting fees and expenses................................  $ 25,000
Transfer Agent and Registrar fees...........................  $  5,000
Miscellaneous...............................................  $ 10,000
                                                              --------
          Total.............................................  $158,000
                                                              ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond the indemnification specifically provided by the current law.

     Article IX of our Certificate of Incorporation, as amended, provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Article VI of our Bylaws provides for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in, and not opposed to, our best interest and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     We have entered into indemnification agreements with our directors and executive officers, in addition to providing indemnification in our Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15.RECENT SALES OF UNREGISTERED SECURITIES; USES OF PROCEEDS FROM SALES OF REGISTERED SECURITIES

     During the past three years, we and our predecessors, software.net Corporation, a Delaware corporation, software.net Corporation, a California corporation and CyberSource Corporation, a California corporation (collectively, "Predecessor"), have issued unregistered securities to a limited number of persons as described below. The information regarding our shares of stock has been adjusted to give effect to the one-for-two stock split of our common stock effected in June 1996, and the conversion of all outstanding shares of preferred stock into common stock in connection with our initial public offering in June 1998.

     (1) On January 9, 1995, Predecessor issued an aggregate of 1,437,500 shares of series A preferred stock which are convertible into 2,875,000 shares of common stock, to ten investors for a consideration of either $0.40 per share of Series A preferred stock ($0.33 per share as adjusted for the spin-off), or an aggregate of $575,000. The purchasers consisted of one investor, who is presently related to a director and purchased 500,000 shares, and nine unaffiliated investors who purchased 937,500 shares.

     (2) On February 27, 1996, Predecessor issued an aggregate of 548,020 shares of Series A preferred stock, which are convertible into 1,096,040 shares of common stock, to three investors for a consideration of either $0.91 per share of Series A preferred stock ($0.76 per share as adjusted for the spin-off), or an aggregate of $498,697. The purchasers consisted of one investor, who is presently related to a director and purchased 253,131 shares, and two unaffiliated investors who purchased 294,889 shares. Each of the purchasers had previously purchased Series A preferred stock in January, 1995.

     (3) On July 24, 1996, Predecessor issued an aggregate of 2,037,038 shares of Series B preferred stock which are convertible into 4,074,076 shares of common stock, to eleven investors for a consideration of either $2.70 per share of Series B preferred stock ($2.25 per share as adjusted for the spin-off), or an aggregate of approximately $5,500,000. The purchasers consisted of one investor, who is presently related to a director and purchased 925,926 shares, and ten unaffiliated investors who purchased 1,111,112 shares.

     (4) On September 26, 1997, September 30, 1997 and December 5, 1997, Predecessor issued an aggregate of 3,000,000 shares of Series C preferred stock which are convertible into 3,000,000 shares of common stock, to 19 investors for a consideration of either $2.04 per share of Series C preferred stock ($1.70 per share as adjusted for the spin-off), or an aggregate of approximately $6,120,000. The purchasers consisted of eleven investors, who are presently related to certain directors and purchased 2,677,450 shares, and eight unaffiliated investors who purchased 322,550 shares.

     (5) On March 18, 1998 and April 3, 1998, Predecessor issued an aggregate of 1,153,846 shares of Series D preferred stock which are convertible into 1,153,846 shares of common stock, to eleven investors for a consideration of either $2.60 per share of Series D preferred stock, or an aggregate of approximately $3,000,000. The purchasers consisted of ten investors, who are presently related to certain directors and purchased 1,145,264 shares, and one unaffiliated investor who purchased 8,582 shares.

     (6) In March 1998, Predecessor entered in an agreement with America Online pursuant to which, subject to certain limited exceptions, America Online agreed to buy shares of common stock at a price per share equal to the initial public offering price (less the underwriters' discount) for an aggregate purchase price of $2,000,000. Based on an initial public offering price of $9.00 per share, America Online purchased 238,949 shares of common stock on June 19, 1998. Concurrent with the purchase of the shares of common stock by America Online, we issued to America Online a warrant to purchase 358,423 shares of the common stock at a per share exercise price of $8.37, which will vest in increments of 1/36 per month commencing March 1, 1998.

     (7) In March 1998, Predecessor also issued to America Online a warrant to purchase 369,578 shares of the Series D preferred stock at a price of $2.60 per share, which vest in increments of 1/36th per month commencing March 1, 1998; provided, however, that the warrant is not exercisable until after August 31, 1999, except in the event of a change of control (as defined herein). This warrant terminated in accordance with its terms immediately prior to the consummation of our initial public offering.

     (8) In May 1998, we issued shares of our capital stock to the shareholders of the Predecessor in connection with the reincorporation through a merger of the Predecessor with and into us. We believe this transaction was exempt from registration under Section 2(3) on the basis that such transaction did not involve a "sale" of securities.

     (9) In June 1998, in connection with the initial public offering of our common stock, we sold an aggregate of 5,750,000 shares of common stock pursuant to a registration statement on Form S-1, as amended (File No. 333-51121), which is filed with the Securities and Exchange Commission (the "Commission"). The registration statement was declared effective by the Commission on June 17, 1998.

     (11) In August 1998, we filed a registration statement on Form S-8 registering an aggregate of 6,000,000 shares of common stock subject to outstanding options or reserved for issuance under our stock option plans. As of December 31, 1999, options to purchase an aggregate of 4,495,299 shares of common stock had been granted under our stock option plans, options to purchase an additional 1,000,000 shares of common stock had been granted outside our stock option plans and an aggregate of 126,852 shares of common stock had been issued upon exercise of such options.

     (12) In November and December 1998, we issued and sold 7 1/4% Convertible Subordinated Notes Due December 1, 2003 to several initial purchasers in an aggregate principal amount of $63,250,000 (less discount). The initial purchasers consisted of two purchasers, who are presently related to certain directors and purchased an aggregate of $2,000 (less discount) of the securities, and an unaffiliated purchaser who purchased $63,248,000 (less discount).

     Except as indicated above, none of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients in such transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us and the Predecessor, to information about us and the Predecessor.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS

            EXHIBIT
              NO.                             DESCRIPTION
            -------                           -----------
    **        2.1     Form of Agreement and Plan of Merger between the Registrant and software.net Corporation, a California corporation.
    ***       3.1     Form of Certificate of Incorporation, as amended.
    **        3.2     Form of Bylaws of the Registrant.
    **        4.1     Specimen of Certificate for Common Stock.

            EXHIBIT
              NO.                             DESCRIPTION
            -------                           -----------
    **        4.2     Common Stock Warrant issued by Registrant to America Online,
                        Inc.
    *         4.3     Form of Indenture dated as of November 23, 1998, by and
                        between the Registrant and LaSalle National Bank.
    *         4.4     Form of Registration Rights Agreement dated as of November
                        23, 1998, by and between the Company and Credit Suisse
                        First Boston Corporation, C.E. Unterberg, Towbin and
                        Donaldson, Lufkin & Jenrette Securities Corporation.
    *         4.5     Purchase Agreement dated as of November 17, 1998, by and
                        between the Company and Credit Suisse First Boston
                        Corporation, C.E. Unterberg, Towbin and Donaldson, Lufkin
                        & Jenrette Securities Corporation.
    *         4.6     Form of Notes (included in Exhibit 4.3).
    *         5.1     Opinion of Jackson Tufts Cole & Black, LLP.
    *         5.2     Opinion of Winthrop Stimson Putnam & Roberts.
    **       10.1     Form of Indemnification Agreement.
    **       10.2     1995 Stock Option Plan, as amended.
    **       10.3     1998 Stock Option Plan.
    **       10.4     Stock Option Agreement dated as of March 31, 1995, by and
                        between the Registrant and John Pettitt.
    **       10.5     Series A Preferred Stock Purchase Agreement, as amended.
    **       10.6     Series B Preferred Stock Purchase Agreement.
    **       10.7     Series C Preferred Stock Purchase Agreement.
    **       10.8     Series D Preferred Stock Purchase Agreement.
    **       10.9     Common Stock and Warrants Subscription Agreement dated as of
                        March 18, 1998, by and between the Registrant and America
                        Online, Inc.
    **       10.10    Conveyance Agreement dated as of December 31, 1997, by and between the Registrant and Internet Commerce Services
                        Corporation (now known as CyberSource Corporation).
    **       10.11    Interactive Marketing Agreement dated as of March 1, 1998, by and between the Registrant and America Online, Inc.
    **       10.12    Sponsorship Agreement dated as of March 30, 1998, by and
                        between the Registrant and Excite, Inc.
    **       10.13    Co-Marketing Services Agreement dated as of June 23, 1997, by and between the Registrant and Netscape Communications
                        Corporation.
    **       10.14    Trademark License Agreement dated as of June 23, 1997, by
                        and between the Registrant and Netscape Communications
                        Corporation.
    **       10.15    Offer letter to Mark Breier.
    **       10.16    Inter-Company Cross License Agreement dated as of April 23,
                        1998, by and between the Registrant and Internet Commerce
                        Services (now known as CyberSource Corporation), as
                        amended on May 19, 1998.
    **       10.17    Promissory Note dated as of April 15, 1998, by and between the Registrant and William S. McKiernan.

            EXHIBIT
              NO.                             DESCRIPTION
            -------                           -----------
    **       10.18    Pledge Agreement as of April 15, 1998, by and between the
                        Registrant and William S. McKiernan.
    **       10.19    Internet Services and Products Agreement dated as of April
                        29, 1996, by and between the Registrant and Exodus
                        Communications, Inc.
    **       10.20    Office Building Lease dated as of July 8, 1997, as amended, by and between the Registrant and PGP-South Bay Office
                        Towers, Inc.
    **       10.21    Agreement dated as of December 19, 1995, by and between the
                        Registrant and the United States Department of Defense,
                        DFAS (#N00140-96-G-D115).
    **       10.22    Internet Commerce Services Agreement dated as of April 23,
                        1998, by and between the Registrant and CyberSource
                        Corporation, as amended on May 19, 1998.
    **       10.23    Call Center Agreement dated as of October 17, 1997, by and between the Registrant and LOGISTIX.
    **       10.24    Sublease dated as of May 27, 1998 by and between the
                        Registrant and First Data Merchant Services Corporation.
    ****     10.25    Agreement dated as of June 12, 1998, by and between the
                        Registrant and the United States Department of Defense,
                        Defense Logistics Agency (#N00140-98-D-1756).
    ****     10.26    Offer Letter from Registrant to Mala Anand, dated as of June
                        15, 1998.
    *****    10.27    Agreement dated as of September 11, 1998, by and between the
                        Registrant and the United States National Imaging and
                        Mapping Agency ( NIMA Contract # N00140-98-D-2139).
    *****+   10.28    Co-hosting Agreement dated as of September 21, 1998, by and between the Registrant and Network Associates, Inc.
    *****+   10.29    Web Site Service Agreement dated as of September 21, 1998, by and between the Registrant and Network Associates, Inc.
    *****+   10.30    Electronic Services Distribution Agreement dated as of
                        September 1, 1997, by and between the Registrant and
                        McAfee Software, Inc.
    *        10.31    Offer Letter to John D. Vigouroux dated as of October 26,
                        1998.
    *        12.1     Ratio of Earnings to Fixed Charges.
    *        23.1     Consent of Ernst & Young LLP, independent auditor.
    *        23.2     Consent of Jackson Tufts Cole & Black, LLP (included in
                        Exhibit 5.1).
    *        24.1     Power of Attorney (See page II-  ).
    *        25.1     Form T-1 Statement of Eligibility and Qualification of
                        Trustee.
    *        27       Financial Data Schedule.

-------------------------
+ Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

*      Filed herewith.

** Incorporated by reference from Beyond.com's Registration Statement on Form S-1 (Reg. No. 333-51121), as amended, filed with the Commission on June 17, 1998.

*** Incorporated by reference from Beyond.com's Current Report on Form 8-K filed with the Commission on December 31, 1998, as amended.

**** Incorporated by reference from Beyond.com's Quarterly Report on Form 10-Q filed with the Commission on August 14, 1998.

***** Incorporated by reference from Beyond.com's Quarterly Report, as amended, on Form 10-Q/A filed with the Commission on November 20, 1998.

(b) FINANCIAL STATEMENT SCHEDULES

                             BEYOND.COM CORPORATION

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                        BALANCE AT    CHARGED TO                  BALANCE AT
                                        BEGINNING     COSTS AND     DEDUCTION/      END OF
             DESCRIPTION                OF PERIOD      EXPENSES      WRITEOFF       PERIOD
             -----------                ----------    ----------    ----------    ----------
Year ended December 31, 1996
  Accounts receivable allowances......     $ --          $ 77         $ (12)         $ 65
Year ended December 31, 1997
  Accounts receivable allowances......     $ 65          $240         $ (30)         $275
Period ended December 31, 1998
  Accounts receivable allowances......     $275          $730         $(117)         $878

     All other schedules are omitted because they are inapplicable or the requested information is shown in the financial statements of the registrant or related notes thereto.

ITEM 17. UNDERTAKINGS

     We hereby undertake to:

          (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sunnyvale, California, on January 21, 1999.

                                          Beyond.com Corporation

                                          By:       /s/ MARK L. BREIER
                                             -----------------------------------
                                              Mark L. Breier
                                              President and Chief Executive
                                              Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below appoints, jointly and severally, Mark L. Breier and Michael J. Praisner, and each of them, individually and without the other, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement (including post-effective amendments and any amendments or abbreviated registration statements pursuant to Rule 462(b) increasing the amount of securities for which registration is sought) and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission. Each person whose signature appears below hereby grants unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all that each of said attorney-in-fact may lawfully perform or cause to be performed each and every act requisite and necessary to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the 21st day of January, 1999.

                  SIGNATURE                                 TITLE                     DATE
                  ---------                                 -----                     ----
        PRINCIPAL EXECUTIVE OFFICER:

           By: /s/ MARK L. BREIER                President and Chief            January 21, 1999
  ----------------------------------------       Executive Officer
               Mark L. Breier

         PRINCIPAL FINANCIAL OFFICER
          AND PRINCIPAL ACCOUNTING
                  OFFICER:

         By: /s/ MICHAEL J. PRAISNER             Vice President, Finance &      January 21, 1999
  ----------------------------------------       Administration and Chief
             Michael J. Praisner                 Financial Officer

                  SIGNATURE                                 TITLE                     DATE
                  ---------                                 -----                     ----
            ADDITIONAL DIRECTORS:

        By: /s/ WILLIAM S. MCKIERNAN             Chairman of the Board of       January 21, 1999
  ----------------------------------------       Directors
            William S. McKiernan

        By: /s/ LINDA FAYNE LEVINSON             Director                       January 21, 1999
  ----------------------------------------
            Linda Fayne Levinson

             By: /s/ BERT KOLDE                  Director                       January 21, 1999
  ----------------------------------------
                 Bert Kolde

           By: /s/ STEVEN P. NOVAK               Director                       January 21, 1999
  ----------------------------------------
               Steven P. Novak

         By: /s/ RICHARD SCUDELLARI              Secretary and Director         January 21, 1999
  ----------------------------------------
             Richard Scudellari

                                 EXHIBIT INDEX

                                                                           SEQUENTIALLY
            EXHIBIT                                                          NUMBERED
            NUMBER                  DESCRIPTION OF DOCUMENT                    PAGE
            -------    --------------------------------------------------  ------------
    **        2.1      Form of Agreement and Plan of Merger between the
                       Registrant and software.net Corporation, a
                       California corporation.
    ***       3.1      Form of Certificate of Incorporation, as amended.
    **        3.2      Form of Bylaws of the Registrant.
    **        4.1      Specimen of Certificate for Common Stock.
    **        4.2      Common Stock Warrant issued by Registrant to
                       America Online, Inc.
    *         4.3      Form of Indenture dated as of November 23, 1998,
                       by and between the Registrant and LaSalle National
                       Bank.
    *         4.4      Form of Registration Rights Agreement dated as of
                       November 23, 1998, by and between the Company and
                       Credit Suisse First Boston Corporation, C.E.
                       Unterberg, Towbin and Donaldson, Lufkin & Jenrette
                       Securities Corporation.
    *         4.5      Purchase Agreement dated as of November 17, 1998,
                       by and between the Company and Credit Suisse First
                       Boston Corporation, C.E. Unterberg, Towbin and
                       Donaldson, Lufkin & Jenrette Securities
                       Corporation.
    *         4.6      Form of Notes (included in Exhibit 4.3).
    *         5.1      Opinion of Jackson Tufts Cole & Black, LLP.
    *         5.2      Opinion of Winthrop Stimson Putnam & Roberts.
    **       10.1      Form of Indemnification Agreement.
    **       10.2      1995 Stock Option Plan, as amended.
    **       10.3      1998 Stock Option Plan.
    **       10.4      Stock Option Agreement dated as of March 31, 1995,
                       by and between the Registrant and John Pettitt.
    **       10.5      Series A Preferred Stock Purchase Agreement, as
                       amended.
    **       10.6      Series B Preferred Stock Purchase Agreement.
    **       10.7      Series C Preferred Stock Purchase Agreement.
    **       10.8      Series D Preferred Stock Purchase Agreement.
    **       10.9      Common Stock and Warrants Subscription Agreement
                       dated as of March 18, 1998, by and between the
                       Registrant and America Online, Inc.
    **       10.10     Conveyance Agreement dated as of December 31,
                       1997, by and between the Registrant and Internet
                       Commerce Services Corporation (now known as
                       CyberSource Corporation).
    **       10.11     Interactive Marketing Agreement dated as of March
                       1, 1998, by and between the Registrant and America
                       Online, Inc.
    **       10.12     Sponsorship Agreement dated as of March 30, 1998,
                       by and between the Registrant and Excite, Inc.
    **       10.13     Co-Marketing Services Agreement dated as of June
                       23, 1997, by and between the Registrant and
                       Netscape Communications Corporation.

                                                                           SEQUENTIALLY
            EXHIBIT                                                          NUMBERED
            NUMBER                  DESCRIPTION OF DOCUMENT                    PAGE
            -------    --------------------------------------------------  ------------
    **       10.14     Trademark License Agreement dated as of June 23,
                       1997, by and between the Registrant and Netscape
                       Communications Corporation.
    **       10.15     Offer letter to Mark Breier.
    **       10.16     Inter-Company Cross License Agreement dated as of
                       April 23, 1998, by and between the Registrant and
                       Internet Commerce Services (now known as
                       CyberSource Corporation), as amended on May 19,
                       1998.
    **       10.17     Promissory Note dated as of April 15, 1998, by and
                       between the Registrant and William S. McKiernan.
    **       10.18     Pledge Agreement as of April 15, 1998, by and
                       between the Registrant and William S. McKiernan.
    **       10.19     Internet Services and Products Agreement dated as
                       of April 29, 1996, by and between the Registrant
                       and Exodus Communications, Inc.
    **       10.20     Office Building Lease dated as of July 8, 1997, as
                       amended, by and between the Registrant and
                       PGP-South Bay Office Towers, Inc.
    **       10.21     Agreement dated as of December 19, 1995, by and
                       between the Registrant and the United States
                       Department of Defense, DFAS (#N00140-96-G-D115).
    **       10.22     Internet Commerce Services Agreement dated as of
                       April 23, 1998, by and between the Registrant and
                       CyberSource Corporation, as amended on May 19,
                       1998.
    **       10.23     Call Center Agreement dated as of October 17,
                       1997, by and between the Registrant and LOGISTIX.
    **       10.24     Sublease dated as of May 27, 1998 by and between
                       the Registrant and First Data Merchant Services
                       Corporation.
    ****     10.25     Agreement dated as of June 12, 1998, by and
                       between the Registrant and the United States
                       Department of Defense, Defense Logistics Agency
                       (#N00140-98-D-1756).
    ****     10.26     Offer Letter from Registrant to Mala Anand, dated
                       as of June 15, 1998.
    *****    10.27     Agreement dated as of September 11, 1998, by and
                       between the Registrant and the United States
                       National Imaging and Mapping Agency ( NIMA
                       Contract # N00140-98-D-2139).
    *****+   10.28     Co-hosting Agreement dated as of September 21,
                       1998, by and between the Registrant and Network
                       Associates, Inc.
    *****+   10.29     Web Site Service Agreement dated as of September
                       21, 1998, by and between the Registrant and
                       Network Associates, Inc.
    *****+   10.30     Electronic Services Distribution Agreement dated
                       as of September 1, 1997, by and between the
                       Registrant and McAfee Software, Inc.

                                                                           SEQUENTIALLY
            EXHIBIT                                                          NUMBERED
            NUMBER                  DESCRIPTION OF DOCUMENT                    PAGE
            -------    --------------------------------------------------  ------------
    *        10.31     Offer Letter to John D. Vigouroux dated as of
                       October 26, 1998.
    *        12.1      Ratio of Earnings to Fixed Charges.
    *        23.1      Consent of Ernst & Young LLP, independent auditor.
    *        23.2      Consent of Jackson Tufts Cole & Black, LLP
                       (included in Exhibit 5.1).
    *        24.1      Power of Attorney (See page II-  ).
    *        25.1      Form T-1 Statement of Eligibility and
                       Qualification of Trustee.
    *        27        Financial Data Schedule.

-------------------------
+ Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

*      Filed herewith.

** Incorporated by reference from Beyond.com's Registration Statement on Form S-1 (Reg. No. 333-51121), as amended, filed with the Commission on June 17, 1998.

*** Incorporated by reference from Beyond.com's Current Report on Form 8-K filed with the Commission on December 31, 1998, as amended.

**** Incorporated by reference from Beyond.com's Quarterly Report on Form 10-Q filed with the Commission on August 14, 1998.

***** Incorporated by reference from Beyond.com's Quarterly Report, as amended, on Form 10-Q/A filed with the Commission on November 20, 1998.